
THE ROAD BEFORE US

GOODYEAR

2009 ANNUAL REPORT

Goodyear is one of the world's leading tire companies, with operations in most regions of the world. Together with its U.S. and international subsidiaries and joint ventures, Goodyear develops, manufactures, markets and distributes tires for most applications. It also manufactures and markets rubber-related chemicals for various applications. Goodyear is one of the world's largest operators of commercial truck service and retreading centers. In addition, it operates approximately 1,500 tire and auto service center outlets where it offers its products for retail sale and provides automotive repair and other services. Goodyear manufactures its products in 57 facilities in 23 countries. It has marketing operations in almost every country around the world.

On the cover: For Goodyear and other businesses around the globe, 2009 was a time of extraordinary challenges as negative economic events unfolded in rapid-fire succession. Goodyear's leadership team, associates and customers responded to these challenges and produced results beyond expectations. Goodyear enters 2010 a stronger organization, with a more-robust business model and with teams that are better than they were a year ago. The company has positive momentum and is well-positioned for The Road Before Us.

The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
www.goodyear.com

Financial Overview

(Dollars in millions, except per share)	YEAR ENDED DEC. 31 2009	2008
Net Sales	$ 16,301	$ 19,488
Total Segment Operating Income	372	804
Goodyear Net Loss	(375)	(77)
– Per diluted share	(1.55)	(0.32)
Total Assets	$ 14,410	$ 15,226
Total Debt*	4,520	4,979
Total Shareholders' Equity	986	1,253
Debt to Debt and Equity	82.1%	79.9%
Weighted Average Shares Outstanding – basic	241	241
Weighted Average Shares Outstanding – diluted	241	241
Number of Associates	69,000	75,000
Price range of common stock: – high	$ 18.84	$ 30.10
– low	3.17	3.93

** Total debt includes Notes payable and overdrafts, Long term debt and capital leases due within one year, and Long term debt and capital leases.*

Table of Contents

This Annual Report contains a number of forward-looking statements. For more information, please see pages 33-34.

The Road Before Us

To Our Shareholders,

As we look back upon what was arguably one of the most tumultuous and challenging periods in our business lifetimes, I will tell you that I have never been more proud of a leadership team, a company and a global network of dealers than I am of the people who work for and with The Goodyear Tire & Rubber Company.

For businesses around the globe, 2009 – actually starting with the last several months of 2008 – was a time of extraordinary challenges as negative economic events unfolded in rapid-fire succession. As I prepare to hand over my president and chief executive officer duties to Rich Kramer and become your executive chairman, I can look back with pride at the way Goodyear's leadership team, associates and customers responded to repeated challenges and delivered results beyond our expectations. It was clearly a matter of preparation meeting opportunity. Since the inception of our turnaround plan in 2003, we had been forced to re-evaluate everything about our company – our cost structure, our brand strategy, our product development cycle and our manufacturing footprint – just to name a few. So when the recession arrived, we already had accomplished many things other companies were scrambling to do. We had calm, experienced leaders who would not allow conditions beyond their control to distract them from implementing our customer-focused strategy.

In this letter, I will recount some of those significant accomplishments, but my focus will be on why I am confident … why my team is confident … that 2010 and well beyond will provide Goodyear with attractive market opportunities and shareholders with increasing value. Yes, it is important to know where you've been but now more than ever we need our eyes intensely focused on The Road Before Us.

2009 Results

Admittedly, the recession had a significant impact on our financial results. For example:

- *Total revenue was $16.3 billion, down from $19.5 billion in 2008.*
- *Unit volume of 167 million units was down nearly 10 percent versus the 185 million units from 2008, primarily due to lower industry demand in North America and Europe.*
- *Segment operating income was $372 million compared to $804 million in 2008.*

However, successful initiatives in Top Line growth, Cost containment and Cash generation will sustain our positive momentum:

- For example, some might have considered it unwise to initiate a series of the biggest product launches in company history amid such economic uncertainty in 2009. However, our leaders knew how important our new product engine was to our future growth. They listened to and understood what the market wanted. Therefore, they were confident and would not be deterred. As a result, we sold more than one million Goodyear Fuel Max tires in seven months – a Goodyear record for a high-value-added tire. It was a home run for us, and we now have produced and sold more than two million Fuel Max tires. We introduced

2009



Robert J. Keegan, chairman, chief executive officer & president (left), and Richard J. Kramer, chief operating officer, discuss the company's new products at North American Tire's recent dealer conference. Kramer will become the company's chief executive officer & president on April 13, 2010.

a total of 62 tires worldwide in 2009 including the Goodyear EfficientGrip fuel efficient tire in Europe, which has also exceeded our sales expectations.

We knew that while consumers were attempting to reduce their expenses, those still in the market for tires placed greater emphasis on quality, value and innovation that met their specific needs. Our industry-leading Fuel Efficient technology and the "halo" those exciting new products created for our entire portfolio generated solid market share gains for the Goodyear brand in our targeted market segments in 2009. This represents one of the core reasons we are well positioned for 2010. At our recent North American dealer conference of nearly 3,000 customers and associates, I cautioned everyone not to underestimate the market's appetite for fuel efficiency technology. We are the leader in fuel efficiency technology today and we intend to maintain that leadership.

- Our unparalleled new product engine continued to produce award-winning and category-leading products that delight our customers and end-users. Our market-oriented business model gives us a competitive advantage by understanding what the market wants and by consistently delivering new products to our geographic markets at unprecedented speed. It also has proved to be a catalyst for share gains and strong momentum in targeted segments.
- Improved price/mix of $207 million combined with lower raw material costs generated a net benefit of $322 million.
- We completed our four-point cost savings plan with $730 million in savings during 2009 – including $190 million during the fourth quarter – by increasing continuous improvement efforts, lowering manufacturing costs, increasing purchasing savings, eliminating non-essential discretionary spending and reducing overhead and development costs. Savings achieved over the four years of the plan totaled $2.5 billion. Throughout the year we developed more aggressive cost and productivity initiatives, and we reached another breakthrough agreement with the United Steelworkers in North America. While we have completed the original four-point cost savings plan, be assured that our work in this area will be an ongoing focus. Over the next three years we expect to cut gross costs by an additional $1 billion.

- Our advantaged supply chain efforts have resulted in inventory levels more than $1 billion below the year-end 2008 level. We aggressively cut production to reduce inventory and accelerated our reduction of high-cost manufacturing capacity globally, closing our plant in the Philippines.
- Actions to reduce our working capital requirements and the completion of a $1 billion bond offering as soon as markets were accessible combined to improve Goodyear's liquidity position and strengthen our balance sheet.

Today our strong market performance and our improving financial position reflect the success of these Top Line, Cost and Cash initiatives. They further demonstrate the ongoing power of our strategies and the proven capabilities of our leadership team.

Looking Ahead

We have a high degree of confidence in both the future of the tire industry and our ability to be advantaged within it as we capitalize on the available, attractive market opportunities. Goodyear is participating in an industry that will grow. Globally more people will certainly be driving more automobiles in the future. While that growth might not be universally dramatic, segments within the industry will grow at significant rates – and those segments define the targeted opportunities upon which we are most focused.

We expect year-over-year market growth in 2010 in each of our strategic business units, with the consumer markets continuing to recover more quickly than the commercial markets. Goodyear's strong market position and growing capabilities will enable us to fully capitalize on these opportunities. You might also think of these capabilities the way we do within Goodyear – as the reasons we'll be a much stronger competitor in the future:

- We have a management team that has been proven throughout the ups and downs of the business cycle, and we continue to strengthen that team at every opportunity. This team's leadership has established Goodyear at the top of *Fortune* magazine's "most admired" list in the tire industry for the last two years.
- We are focused on the most attractive market segments with healthy growth potential. For example, the emerging markets will continue their solid growth and we are making the right investments in production capacity, products and marketing to seize those opportunities. Also, consumers will continue to reward marketers of differentiated innovations such as Fuel Max. Our new product engine is poised to take advantage of the demand for high-value-added tires and to do so with unmatched speed to market. As successful as Fuel Max has been with two million tires already sold in North America, this represents only three percent of the total consumer market potential for this product. We expect sales to increase substantially both in North America and other geographies for fuel efficient tires.


Our new product engine is poised to take advantage of the demand for high-value-added tires and to do so with unmatched speed to market.

- We have a strong portfolio of brands led by the Goodyear brand with the leading market share in North America, and our lead grew in 2009.
- Our current market strength in the high-growth markets of the world – in Asia, particularly China, Latin America and Eastern Europe – positions our teams to leverage many of the capabilities I've already mentioned into market actions aimed at capturing a significant percentage of that growth potential. Our record 2009 earnings in Asia Pacific both demonstrates our capability in the region and provides us a springboard for future growth.

2009

- With regard to channel management, our philosophy is simple and logical. We win with the winners. We align with the customers who are outstanding. We then are focused intensely on building their businesses, not simply on selling them tires. We have, by far, the best dealer network in the industry globally.
- When you consider the power of the combination of the industry-leading new product engine, the marketing tools that we wrap around it, the many product awards we are now capturing consistently and globally, and our unmatched speed to market capability, it is most certainly a winning combination for the future. It has already been a differentiator. And we're continuing to get better. For example, we are now migrating our new technology from our initial premium segment focus to the mid-tier segment. In doing so, we're significantly enlarging the addressable market for Goodyear's new products.
- Overall, our improving supply chain competencies – using Lean processes, driving SKU reductions and simplification of work – are now collectively referred to as "The Goodyear Operating System." As it is deployed the GOS will assist us in reducing inventories and cost. For example, we have already reduced Goodyear stocking locations in North America by three in 2009 with more planned in 2010, as inventories decline. As we work through processes in manufacturing and purchasing we expect to identify similar opportunities there.
- While we completed our four-point cost savings plan during 2009, with savings of approximately $2.5 billion over four years, work well beyond that goal continued. This includes our plans to eliminate an additional 15 million to 25 million units of high-cost capacity on top of the approximately 30 million units we have eliminated since 2003. Again, we have targeted an additional $1 billion in gross cost savings over the next three years.

You can now begin to see why I am so confident in our company's future. With that same confidence I now start the transition of corporate leadership as I step aside as your chief executive officer and turn the CEO position over to Rich Kramer. Rich brings to the table a deep knowledge of Goodyear, our global markets, manufacturing, finance and technology, which will lead Goodyear to the next level. He represents continuity with the strategy that has transformed Goodyear. Rich also brings a new energy that I believe will help drive the company to a promising future. Rich and I have worked side-by-side for more than nine years and I've witnessed his strong developmental growth whether it be from his critical role in creating our strategy, his creation of a world class financial team as CFO, or his team building, leadership and motivational abilities in leading North American Tire through one of the most difficult periods in history. Our company will be in good hands.

For most of the past decade, we've been courageous, flexible and we've adapted quickly to changing conditions. Our success in 2009 was not by chance. As I mentioned earlier, it was about preparation meeting opportunity. We prepared with extensive market scenario planning and contingency actions to address a variety of possible economic outcomes and we were prepared to act quickly.

As a direct result, as we enter 2010 our businesses are stronger, our business models are more robust and our teams are better than they were a year ago. The recession forced us to accelerate our collective learning and made us stronger. Although the executional degree of difficulty in 2009 was high, much higher than we would have liked, we are now positioned to win – and win big – in 2010 and beyond. We are fully prepared for The Road Before Us.

As always, I thank you for your support of our company and our efforts.

Robert J. Keegan
CHAIRMAN, CHIEF EXECUTIVE OFFICER & PRESIDENT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

The Goodyear Tire & Rubber Company is one of the world's leading manufacturers of tires, with one of the most recognizable brand names in the world and operations in most regions of the world. We have a broad global footprint with 57 manufacturing facilities in 23 countries, including the United States. We operate our business through four operating segments representing our regional tire businesses: North American Tire; Europe, Middle East and Africa Tire ("EMEA"); Latin American Tire; and Asia Pacific Tire.

We experienced challenging industry conditions throughout 2009 due to recessionary economic conditions in many parts of the world during the first half of 2009 and a slow and uncertain recovery from those conditions in the second half of 2009. These industry conditions were characterized by lower motor vehicle sales and production and weakness in the demand for replacement tires, particularly in the commercial markets, compared to 2008.

For the year ended December 31, 2009, Goodyear net loss was $375 million, compared to a Goodyear net loss of $77 million in 2008. Our total segment operating income for 2009 was $372 million, compared to $804 million in 2008. The decline in segment operating income was due primarily to a significant increase in under-absorbed fixed overhead costs and a decrease in tire volume. See "Results of Operations — Segment Information" for additional information.

Net sales were $16.3 billion in 2009, compared to $19.5 billion in 2008. Net sales declined due to lower tire volume, primarily in North American Tire and EMEA, a decrease in other tire-related businesses, primarily in North American Tire's third party sales of chemical products, and foreign currency translation, primarily in EMEA.

The impact of the global economic slowdown on our 2009 operating results was mitigated by the success of the strategic initiatives we announced in February 2009 which were aimed at strengthening our revenue, cost structure and cash flow, including:

- continuing our focus on consumer-driven product development and innovation by introducing more than 50 new tires globally, including several branded mid-tier product offerings. During 2009, we achieved our goal and introduced 62 new products, such as the Assurance Fuel Max tire in North America and the EfficientGrip tire with Fuel Saving Technology in Europe;
- achieving our four-point cost savings plan target of $2.5 billion by increasing our continuous improvement efforts, lowering our manufacturing costs, increasing purchasing savings, eliminating non-essential discretionary spending, and reducing overhead and development costs, as discussed in more detail below. We achieved approximately $730 million of cost savings in 2009. In association with this plan, we had personnel reductions of approximately 5,700 people in 2009;
- reducing manufacturing capacity by 15 million to 25 million units by February 2011. We have announced planned manufacturing capacity reductions of approximately 8 million units in 2009 (including the discontinuation of consumer tire production at one of our facilities in Amiens, France and the closing of our Las Pinas, Philippines plant);
- reducing inventory levels by over $500 million by the end of 2009 compared with 2008. We exceeded this goal and have reduced inventories by $1,149 million from December 31, 2008 to December 31, 2009;
- adjusting planned capital expenditures to between $700 million and $800 million in 2009 from $1,049 million in 2008. Our capital expenditures were $746 million in 2009; and
- pursuing additional non-core asset sales, including our decision to pursue offers for our European and Latin American farm tire business.

We exceeded our inventory reduction goal through the combination of lower raw material costs and the implementation of an advantaged supply chain, primarily in North American Tire and EMEA, by improving demand forecasting, increasing production flexibility through shorter lead times and reduced production lot sizes, reducing the quantity of raw materials required to meet an improved demand forecast, changing the composition of our logistics network by closing and consolidating certain distribution warehouses, increasing local production and reducing longer lead time off-shore imports, and reducing in-transit inventory between our plants and regional distribution centers.

In spite of the challenging global and industry economic conditions we experienced, we had several key achievements in 2009:

- As described above, we met, and frequently exceeded, our financial and operating goals announced in February 2009 in the face of the global recession;
- We strengthened our liquidity position due, in significant part, to strong working capital management;
- We successfully completed a $1.0 billion senior unsecured notes offering in the second quarter that addressed a December 2009 debt maturity and further enhanced our liquidity position;
- We successfully addressed many of the challenges posed by the General Motors and Chrysler bankruptcies and did not suffer any material losses on our receivables;
- We completed a new four-year master labor contract with the United Steelworkers ("USW"); and
- We continued to strengthen our leadership team.

We expect 2010 to be a year of modest recovery, with increases in demand expected to improve our capacity utilization, which in turn will result in declines in unabsorbed fixed costs in 2010 as compared to 2009. As noted below, we also expect raw material cost pressures to intensify, particularly in the second half of 2010. In order to ensure that we are positioned to take advantage of the economic recovery, we will control our cost structure by increasing low-cost sourcing to more than $900 million by the end of 2010, pursuing cost reduction initiatives that are targeted to achieve $1.0 billion of aggregate gross cost savings from 2010 to 2012, and continuing our commitment to reduce high-cost manufacturing capacity by 15 to 25 million units by February 2011.

We expect raw material costs for the first half of 2010 to decrease about 5% when compared to the same period of 2009, with a first quarter decrease of approximately 15%. The second half of the year should reflect increases approaching 30% as compared to the same period in 2009.

Four-Point Cost Savings Plan

In 2009, we completed our four-year, four-point cost savings plan. We achieved $2.5 billion of aggregate gross cost savings from 2006 through 2009 compared with 2005. Those cost reductions consisted of:

- approximately $1.7 billion of estimated savings related to continuous improvement initiatives, including business process improvements, such as six sigma and lean manufacturing, manufacturing efficiencies, product reformulations and safety programs, and ongoing savings that we achieved from our prior master labor agreement with the USW;
- approximately $160 million of estimated savings from the reduction of high-cost manufacturing capacity by over 25 million units;
- approximately $265 million of estimated savings related to our sourcing strategy of increasing our procurement of tires, raw materials, capital equipment and indirect materials from low-cost countries; and
- approximately $415 million of estimated savings from reductions in selling, administrative and general expense related to initiatives including benefit plan changes, back-office and warehouse consolidations, supply chain improvements, legal entity reductions and headcount rationalizations.

We will continue to implement various cost reduction initiatives and expect to achieve $1.0 billion in aggregate gross cost savings from 2010 through 2012 through our four-point cost savings plan. We will continue to focus on savings from continuous improvement initiatives, including savings under our new USW agreement described below, low-cost country sourcing, high-cost capacity reductions and reduced selling, administrative and general expenses.

USW Collective Bargaining Agreement

In September 2009, members of the USW ratified a new four-year master labor contract with Goodyear. The new contract enhances the competitiveness of our USW-represented tire plants through improvements in productivity, wage and benefit savings and added flexibility. These changes are expected to provide us with cost savings of approximately $215 million over the term of the contract. Combined with savings realized through pre-bargain agreements to reduce staffing levels at five U.S. plants, we expect to realize approximately $555 million in total savings over the term of the agreements.

Pension and Benefit Plans

During 2009, our domestic pension fund experienced market gains, which increased plan assets by $699 million and decreased net actuarial losses included in Accumulated Other Comprehensive Loss ("AOCL") by $464 million. As a result, annual domestic net periodic pension cost will decrease to approximately $200 million to $225 million in 2010 from $300 million in 2009, primarily due to expected returns on higher plan assets and amortization of lower net actuarial losses from AOCL.

Liquidity

At December 31, 2009, we had $1,922 million in Cash and cash equivalents as well as $2,567 million of unused availability under our various credit agreements, compared to $1,894 million and $1,671 million, respectively, at December 31, 2008. Cash and cash equivalents were favorably affected by improvements in trade working capital of $1,081 million and proceeds from the issuance of our $1.0 billion 10.5% senior notes due 2016. Partially offsetting these increases in cash and cash equivalents were capital expenditures of $746 million, the repayment at maturity of our $500 million senior floating rate notes due 2009 and the $700 million net repayment of amounts incurred under our first lien revolving credit facility due 2013.

We believe that our liquidity position is adequate to fund our operating and investing needs in 2010 and to provide us with flexibility to respond to further changes in the business environment.

New Products

In 2009, we successfully launched the Goodyear Assurance Fuel Max tire in North America. We also announced the launch of 14 new products in our commercial truck tire business, including two new Fuel Max products. In addition, in 2009 we announced plans to begin production of a 63-inch, 12,000 pound off-the-road tire for applications on mining and earthmoving equipment. At our North American dealer conference in early 2010, we introduced several key products, most notably the Goodyear Assurance ComforTred Touring tire. This premium-tier consumer tire provides a smooth, quiet and comfortable ride primarily on passenger cars and luxury sedans. Additionally, we are adding key sizes to supplement new consumer products launched in recent years, including our award-winning Fuel Max tires, which are certified by the EPA in helping to reduce greenhouse gas emissions.

In Europe, we introduced the third generation of RunOnFlat tire technology, offering comfort, reduced mass and rolling resistance, increased fuel economy and reduced carbon dioxide emission levels. We also introduced our Goodyear EfficientGrip tire with Fuel Saving Technology which has improved wet braking distance, while providing better mileage and rolling resistance to reduce fuel consumption. In addition, we extended our ultra-high performance Dunlop SportMaxx TT and SportMaxx GT lines, and our Goodyear Max Technology line of commercial tires.

In Latin America, we launched the new Eagle GT consumer tire after its successful introduction in North America. In our commercial business, a new design of the G32 line was launched, offering significantly improved tread wear performance, and we introduced the 600 series products with Duralife Technology throughout the region.

In Asia Pacific, we launched DuraPlus with TredLife technology, providing improved mileage, and in Australia, we introduced several new consumer products including the Goodyear Wrangler MT/R with Kevlar.

Industry Volume Estimates

The industry environment remains challenging and will continue to impact our performance in 2010. Our outlook for the industry for 2010 in North America is expected to be stronger as compared to 2009, but significantly below 2007 levels. We expect consumer replacement will improve 1% to 3%, as volumes continue to recover slowly. We believe consumer OE will increase 20% to 30%. Commercial replacement is expected to increase 1% to 5%, while commercial OE, which was negatively impacted the most significantly in 2009, is expected to increase 5% to 15%. The net impact of higher volume in 2010 will have a positive impact on North American Tire; however, mix pressures will increase due to the stronger anticipated recovery in OE than in replacement. In Europe, we anticipate less favorable conditions for recovery in 2010. For consumer tires, we see markets that range from flat up to a 2% increase in replacement and range from a decrease of 3% to an increase of 5% in OE. For commercial tires, we expect an increase of 5% to 10% in replacement and an increase of 20% to 30% in OE. Finally, we expect growth to continue in the emerging markets our products serve.

See "Forward-Looking Information — Safe Harbor Statement" on page 33 for a discussion of our use of forward-looking statements.

RESULTS OF OPERATIONS — CONSOLIDATED

All per share amounts are diluted and refer to Goodyear net income (loss).

As a result of the sale of substantially all of our Engineered Products business on July 31, 2007, we have reported the results of that segment prior to the sale as discontinued operations. Unless otherwise indicated, all disclosures in this Management's Discussion and Analysis of Financial Condition and Results of Operations relate to continuing operations.

2009 Compared to 2008

For the year ended December 31, 2009, Goodyear net loss was $375 million, or $1.55 per share, compared to $77 million, or $0.32 per share, in 2008.

Net Sales

Net sales in 2009 of $16.3 billion decreased $3.2 billion, or 16%, compared to 2008 due primarily to lower tire volume of $1.4 billion, primarily in North American Tire and EMEA, reduced sales in other tire-related businesses of $924 million, primarily in North American Tire's third party sales of chemical products, and foreign currency translation of $699 million, primarily in EMEA. Net sales also decreased $124 million due to unfavorable changes in product mix net of pricing improvements, reflecting a lower mix of high-value-added commercial truck and off-the-road tires due to ongoing weakness in those markets.

The following table presents our tire unit sales for the periods indicated:

	Year Ended December 31,		
(In millions of tires)	2009	2008	% Change
Replacement Units			
North American Tire (U.S. and Canada)	50.0	51.4	(2.9)%
International	78.0	82.7	(5.7)%
Total	128.0	134.1	(4.6)%
OE Units			
North American Tire (U.S. and Canada)	12.7	19.7	(35.5)%
International	26.3	30.7	(14.1)%
Total	39.0	50.4	(22.5)%
Goodyear worldwide tire units	167.0	184.5	(9.5)%

The decrease in worldwide tire unit sales of 17.5 million units, or 9.5% compared to 2008, included a decrease of 11.4 million OE units, or 22.5%, due primarily to decreases in the consumer markets in North American Tire and EMEA due to recessionary economic conditions resulting in lower demand for new vehicles, and a decrease of 6.1 million units, or 4.6%, in replacement units, primarily in North American Tire and EMEA. North American Tire consumer replacement volume decreased 1.1 million units, or 2.3%, and EMEA consumer replacement volume decreased 2.7 million units, or 5.1%. The decline in consumer replacement volume is due in part to recessionary economic conditions in the U.S. and Europe.

Cost of Goods Sold

Cost of goods sold ("CGS") was $13.7 billion in 2009, decreasing $2.5 billion, or 15% compared to 2008. CGS in 2009 decreased due primarily to lower tire volume of $1.2 billion, mainly in North American Tire and EMEA, lower costs in other tire-related businesses of $788 million, primarily in North American Tire's cost of chemical products, foreign currency translation of $616 million, primarily in EMEA, product mix-related manufacturing cost decreases of $331 million and lower raw material costs of $115 million. CGS also benefited from savings from rationalization plans of $105 million. CGS was unfavorably impacted by increased conversion costs of $655 million, due primarily to higher under-absorbed fixed overhead costs of $490 million due to lower production volume. CGS in 2009 included charges for accelerated depreciation and asset writeoffs of $43 million ($38 million after-tax or $0.16 per share), compared to $28 million in 2008 ($28 million after-tax or $0.12 per share). CGS in 2009 also included a charge of $5 million ($5 million after-tax or $0.02 per share) related to our new labor contract with the USW. CGS was 83.9% of sales in 2009 compared to 82.8% in 2008.

Selling, Administrative and General Expense

Selling, administrative and general expense ("SAG") was $2.4 billion in 2009, decreasing $196 million, or 8% compared to 2008. SAG decreased due primarily to reduced foreign currency translation of $105 million, lower advertising expenses of $52 million, savings from rationalization plans of $42 million, reduced transportation and warehousing costs of $27 million, lower costs for consultants and contract labor of $22 million and other cost reduction actions. SAG reflected increased incentive compensation costs of $97 million of which approximately 50% was due to an increase in our stock price. SAG in 2009 was 14.7% of sales, compared to 13.3% in 2008.

Rationalizations

To maintain global competitiveness, we have implemented rationalization actions over the past several years to reduce excess and high-cost manufacturing capacity and to reduce selling, administrative and general expenses through associate headcount reductions. We recorded net rationalization charges of $227 million in 2009 ($182 million after-tax or $0.75 per share). Rationalization actions in 2009 consisted of initiatives in North American Tire to reduce manufacturing headcount at several facilities, including Union City, Tennessee; Danville, Virginia and Topeka, Kansas, to respond to lower production demand. Additional salaried headcount reductions were initiated at our corporate offices in Akron, Ohio, in North American Tire and throughout EMEA. We also initiated the discontinuation of consumer tire production at one of our facilities in Amiens, France and manufacturing headcount reductions at each of our two facilities in Brazil. Additional rationalization charges of $20 million related to rationalization plans announced in 2009 have not yet been recorded and are expected to be incurred and recorded during the next twelve months.

We recorded net rationalization charges of $184 million in 2008 ($167 million after-tax or $0.69 per share), which consisted primarily of the closure of the Somerton, Australia tire manufacturing facility, the closure of the Tyler, Texas mix center, and our plan to exit 92 of our underperforming retail stores in the U.S. Other rationalization actions in 2008 related to plans to reduce manufacturing, selling, administrative and general expenses through headcount reductions in all of our strategic business units.

Upon completion of the 2009 plans, we estimate that annual operating costs will be reduced by approximately $261 million ($224 million CGS and $37 million SAG). The savings realized in 2009 for the 2009 plans totaled $86 million ($68 million CGS and $18 million SAG) In addition, savings realized in 2009 for the 2008 plans totaled $76 million ($46 million CGS and $30 million SAG).

For further information, refer to the Note to the Consolidated Financial Statements No. 2, Costs Associated with Rationalization Programs.

Interest Expense

Interest expense was $311 million in 2009, decreasing $9 million compared to 2008. The decrease was due primarily to lower weighted average interest rates in 2009, partially offset by higher average debt levels.

Other Expense

Other Expense was $40 million in 2009 compared to $59 million in 2008. Other Expense in 2009 decreased due primarily to lower expenses for financing fees and financial instruments, general and product liability — discontinued products, and foreign currency exchange. Other Expense in 2009 was adversely affected by net losses on asset sales and lower interest income. Other Expense in 2009 included a gain of $26 million ($13 million after-tax or $0.05 per share) from the recognition of insurance proceeds related to the settlement of a claim as a result of a fire at our manufacturing facility in Thailand, net losses on asset sales of $30 million ($30 million after tax or $0.13 per share) due primarily to the sale of properties in Akron, Ohio, a loss on the liquidation of our subsidiary in Guatemala of $18 million ($18 million after-tax or $0.08 per share), and a charge for a legal reserve for a closed facility of $5 million ($4 million after-tax or $0.02 per share).

For further information, refer to the Note to the Consolidated Financial Statements No. 3, Other Expense.

Income Taxes

Tax expense in 2009 was $7 million on a loss from continuing operations before income taxes of $357 million. For 2008, we recorded tax expense of $209 million on income from continuing operations before income taxes of $186 million. Our income tax expense or benefit is allocated among operations and items charged or credited directly to shareholders' equity. Pursuant to this allocation requirement, for 2009, a $100 million non-cash tax benefit ($0.42 per share) has been allocated to the loss from our U.S. operations, with offsetting tax expense allocated to items, primarily attributable to employee benefits, charged directly to shareholders' equity. Income tax expense in 2009 also included net tax benefits of $42 million ($0.18 per share) primarily related to a $29 million benefit resulting from the release of a valuation allowance on our Australian operations and a $19 million benefit resulting from the settlement of our 1997 through 2003 Competent Authority claim between the United States and Canada.

The difference between our effective tax rate and the U.S. statutory rate was primarily due to our continuing to maintain a full valuation allowance against our net Federal and state deferred tax assets and the adjustments discussed above.

Our losses in various taxing jurisdictions in recent periods represented sufficient negative evidence to require us to maintain a full valuation allowance against certain of our net deferred tax assets. However, in certain foreign locations, it is reasonably possible that sufficient positive evidence required to release all, or a portion, of these valuation allowances within the next 12 months will exist, resulting in possible one-time tax benefits of up to $20 million ($20 million net of minority interest).

For further information, refer to the Note to the Consolidated Financial Statements No. 15, Income Taxes.

Minority Shareholders' Net Income

Minority shareholders' net income was $11 million in 2009, compared to $54 million in 2008. The decrease was due primarily to decreased earnings in our joint venture in Europe.

2008 Compared to 2007

For the year ended December 31, 2008, Goodyear net loss was $77 million, or $0.32 per share, compared to net income of $583 million, or $2.84 per share, in the comparable period of 2007. Goodyear loss from continuing operations in 2008 was $77 million, or $0.32 per share, compared to income from continuing operations of $120 million, or $0.59 per share, in 2007.

Net Sales

Net sales in 2008 were $19.5 billion, decreasing $156 million, or less than 1% compared to 2007. Net sales in 2008 were unfavorably impacted by decreased volume of $1,318 million, primarily in North American Tire and EMEA and a reduction in sales from the 2007 divestiture of our tire and wheel assembly operation, which contributed sales of $639 million in 2007. These decreases were partially offset by improvements in price and product mix of $1,151 million, mainly in North American Tire, EMEA and Latin American Tire, $383 million in foreign currency translation, primarily in EMEA and Latin American Tire, and an increase in other tire-related business' sales of $268 million, primarily due to third party sales of chemical products in North American Tire.

The following table presents our tire unit sales for the periods indicated:

	Year Ended December 31,		
(In millions of tires)	**2008**	**2007**	**% Change**
Replacement Units			
North American Tire (U.S. and Canada)	51.4	55.7	(7.7)%
International	82.7	86.2	(4.1)%
Total	134.1	141.9	(5.5)%
OE Units			
North American Tire (U.S. and Canada)	19.7	25.6	(22.9)%
International	30.7	34.2	(10.2)%
Total	50.4	59.8	(15.7)%
Goodyear worldwide tire units	184.5	201.7	(8.5)%

The decrease in worldwide tire unit sales of 17.2 million units, or 8.5% compared to 2007, included a decrease of 9.4 million OE units, or 15.7%, due primarily to decreases in the consumer markets in North American Tire and EMEA due to recessionary economic conditions resulting in lower demand for new vehicles, and a decrease of 7.8 million units, or 5.5%, in replacement units, primarily in North American Tire and EMEA. North American Tire consumer replacement volume decreased 3.9 million units, or 7.4%, and EMEA consumer replacement volume decreased 2.5 million units, or 4.6%. The decline in consumer replacement volume is due in part to recessionary economic conditions in the U.S. and Europe.

Cost of Goods Sold

CGS was $16.1 billion in 2008, an increase of $228 million, or 1% compared to the 2007 period. CGS was 82.8% of sales in 2008 compared to 81.0% in 2007. CGS in 2008 increased due to higher raw material costs of $712 million, higher foreign currency translation of $287 million, $265 million of increased costs related to other tire-related businesses, primarily due to increased third party sales and raw materials costs of chemical products in North American Tire, product mix-related cost increases of $209 million, mostly related to North American Tire and EMEA, and higher transportation costs of $27 million. Also negatively impacting CGS was $506 million of higher conversion costs, including approximately $370 million of under-absorbed fixed overhead costs due to lower production volume in all segments, and a VEBA-related charge of $9 million. Reducing CGS were lower volume, primarily in North American Tire and EMEA, of $1,069 million, savings from rationalization plans of $53 million, and lower accelerated depreciation of $9 million. CGS also benefited from decreased costs related to the 2007 divestiture of our tire and wheel assembly operation, which had costs of $614 million in 2007. Included in 2007 was a curtailment charge of approximately $27 million related to the benefit plan changes announced in the first quarter of 2007.

Selling, Administrative and General Expense

SAG was $2.6 billion in 2008, a decrease of $162 million or 6%. SAG in 2008 was 13.3% of sales, compared to 14.1% in 2007. The decrease was driven primarily by lower incentive compensation costs of $156 million primarily due to changes in estimated payouts and a decline in our stock price, lower advertising expenses of $36 million and savings from rationalization plans of $9 million. These were partially offset by unfavorable foreign currency translation of $41 million and increased wages and other benefit costs of $32 million. Included in 2007 was $37 million related to a curtailment charge for benefit plan changes.

Rationalizations

We recorded net rationalization charges of $184 million in 2008 which consisted primarily of the closure of the Somerton, Australia tire manufacturing facility, Tyler, Texas mix center, and 92 of our underperforming retail stores in the U.S. Other rationalization actions in 2008 related to plans to reduce manufacturing, selling, administrative and general expenses through headcount reductions in all of our strategic business units.

We recorded net rationalization charges of $49 million ($41 million after-tax or $0.20 per share) in 2007 and consisted primarily of a decision to reduce tire production at two facilities in Amiens, France in EMEA. Other rationalization actions in 2007 related to plans to reduce manufacturing, selling, administrative and general expenses through headcount reductions in several strategic business units.

For further information, refer to the Note to the Consolidated Financial Statements No. 2, Costs Associated with Rationalization Programs.

Interest Expense

Interest expense was $320 million in 2008, a decrease of $148 million compared to $468 million in 2007. The decrease related primarily to lower average debt levels due to the repayment of our $300 million term loan due March 2011 in August 2007, the repayment of $175 million of 8.625% notes due 2011 and $140 million of 9% notes due 2015 in June 2007, and the exchange of $346 million of our 4% convertible notes in the fourth quarter of 2007 for shares of our common stock and a cash payment. In addition, we repaid $200 million of floating rate notes due 2011, $450 million of 11% notes due 2011, and $100 million of 6⅞% notes due 2008 during the first quarter of 2008. Also decreasing interest expense was a decline in interest rates on variable rate debt.

Other Expense

Other Expense was $59 million in 2008, compared to $9 million in 2007. The increase in expense was primarily due to lower interest income of $60 million in 2008 due to lower average cash balances and interest rates, charges of $43 million ($43 million after-tax or $0.18 per share) related to the redemption of long term debt, and higher foreign currency exchange losses of $26 million. In addition, we liquidated our subsidiary in Jamaica and recognized a loss of $16 million ($16 million after-tax or $0.07 per share) primarily due to recognition of accumulated foreign currency translation losses. Net gains on asset sales of $53 million ($50 million after-tax or $0.21 per share) in 2008, compared to net gains on asset sales of $15 million ($11 million after-tax or $0.05 per share) in 2007, primarily related to the sale of certain properties in England, Germany, Morocco, Argentina and New Zealand in 2008 and the sale of certain properties in England and Australia offset by the loss on the sale of substantially all of the assets of North American Tire's tire and wheel assembly operation in 2007. Other Expense in 2008 also included increased royalty income of $17 million from licensing arrangements related to divested businesses, including our Engineered Products business that was divested in the third quarter of 2007.

For further information, refer to the Note to the Consolidated Financial Statements No. 3, Other Expense.

Income Taxes

For 2008, we recorded tax expense of $209 million on income from continuing operations before income taxes of $186 million. For 2007, we recorded tax expense of $255 million on income from continuing operations before income taxes of $445 million.

The difference between our effective tax rate and the U.S. statutory rate was primarily due to our continuing to maintain a full valuation allowance against our net Federal and state deferred tax assets and the adjustments discussed below.

For 2008 total discrete tax items in income tax expense were insignificant. Income tax expense in 2007 includes a net tax benefit totaling $6 million, which consists of a tax benefit of $11 million ($0.06 per share) related to prior periods offset by a $5 million charge primarily related to enacted tax law changes. The 2007 out-of-period adjustment related to our correction of the inflation adjustment on equity of our subsidiary in Colombia as a permanent tax benefit rather than as a temporary tax benefit dating back as far as 1992, with no individual year being significantly affected.

For further information, refer to the Note to the Consolidated Financial Statements No. 15, Income Taxes.

Minority Shareholders' Net Income

Minority shareholders' net income was $54 million in 2008, a decrease of $16 million compared to $70 million in 2007. The decrease primarily relates to decreased earnings in our joint venture in Europe.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

See Note to the Consolidated Financial Statements No. 1, Accounting Policies for a discussion of recently issued accounting pronouncements.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. On an ongoing basis, management reviews its estimates, based on currently available information. Changes in facts and circumstances may alter such estimates and affect results of operations and financial position in future periods. Our critical accounting policies relate to:

- general and product liability and other litigation,
- workers' compensation,
- recoverability of goodwill,
- deferred tax asset valuation allowance and uncertain income tax positions, and
- pensions and other postretirement benefits.

General and Product Liability and Other Litigation. General and product liability and other recorded litigation liabilities are recorded based on management's assessment that a loss arising from these matters is probable. If the loss can be reasonably estimated, we record the amount of the estimated loss. If the loss is estimated within a range and no point within the range is more probable than another, we record the minimum amount in the range. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Loss ranges are based upon the specific facts of each claim or class of claims and are determined after review by counsel. Court rulings on our cases or similar cases may impact our assessment of the probability and our estimate of the loss, which may have an impact on our reported results of operations, financial position and liquidity. We record receivables for insurance recoveries related to our litigation claims when it is probable that we will receive reimbursement from the insurer. Specifically, we are a defendant in numerous lawsuits alleging various asbestos-related personal injuries purported to result from alleged exposure to asbestos 1) in certain rubber encapsulated products or aircraft braking systems manufactured by us in the past, or 2) in certain of our facilities. Typically, these lawsuits have been brought against multiple defendants in Federal and state courts.

We engage an independent asbestos valuation firm, Bates White, LLC ("Bates"), to review our existing reserves for pending asbestos claims, provide a reasonable estimate of the liability associated with unasserted asbestos claims, and estimate our receivables from probable insurance recoveries related to such claims.

A significant assumption in our estimated asbestos liability is the period over which the liability can be reasonably estimated. Due to the difficulties in making these estimates, analysis based on new data and/or changed circumstances arising in the future may result in an increase in the recorded obligation in an amount that cannot be reasonably estimated, and that increase may be significant. We had recorded liabilities for both asserted and unasserted asbestos claims, inclusive of defense costs, totaling $136 million at December 31, 2009. The portion of the liability associated with unasserted asbestos claims and related defense costs was $70 million. At December 31, 2009, we estimate that it is reasonably possible that our gross liabilities, net of our estimate for probable insurance recoveries, could exceed our recorded amounts by $15 million.

We maintain primary insurance coverage under coverage-in-place agreements as well as excess liability insurance with respect to asbestos liabilities. We record a receivable with respect to such policies when we determine that recovery is probable and we can reasonably estimate the amount of a particular recovery. This determination is based on consultation with our outside legal counsel and taking into consideration relevant factors or agreements in principle, including ongoing legal proceedings with certain of our excess coverage insurance carriers, their financial viability, their legal obligations and other pertinent facts.

Bates also assists us in valuing receivables to be recorded for probable insurance recoveries. Based upon the model employed by Bates, as of December 31, 2009, (i) we had recorded a receivable related to asbestos claims of $69 million, and (ii) we expect that approximately 50% of asbestos claim related losses would be recoverable through insurance through the period covered by the estimated liability. The receivables recorded consist of an amount we expect to collect under coverage-in-place agreements with certain primary carriers as well as an amount we believe is probable of recovery from certain of our excess coverage insurance carriers. Of this amount, $11 million was included in Current Assets as part of Accounts receivable at December 31, 2009.

Workers' Compensation. We had recorded liabilities, on a discounted basis, of $301 million for anticipated costs related to U.S. workers' compensation claims at December 31, 2009. The costs include an estimate of expected settlements on pending claims, defense costs and a provision for claims incurred but not reported. These estimates are based on our assessment of potential liability using an analysis of available information with respect to pending claims, historical experience, and current cost trends. The amount of our ultimate liability in respect of these matters may differ from these estimates. We periodically, and at least annually, update our loss development factors based on actuarial analyses. The liability is discounted using the risk-free rate of return.

For further information on general and product liability and other litigation, and workers' compensation, refer to the Note to the Consolidated Financial Statements No. 20, Commitments and Contingent Liabilities.

Recoverability of Goodwill. Goodwill is not amortized. Rather, goodwill is tested for impairment annually or more frequently if an indicator of impairment is present. Goodwill totaled $706 million at December 31, 2009.

We have determined our reporting units to be consistent with our operating segments comprised of four strategic business units: North American Tire, Europe, Middle East and Africa Tire, Latin American Tire, and Asia Pacific Tire. Goodwill is allocated to these reporting units based on the original purchase price allocation for acquisitions within the various reporting units. There have been no changes to our reporting units or in the manner in which goodwill was allocated.

Our annual impairment testing is conducted as of July 31st each year and for 2009 our analysis indicated no impairment of goodwill. For purposes of our annual testing in 2009, we determined the estimated fair values using a discounted cash flow approach. We believe this methodology is appropriate in the determination of fair value. We may also use different fair value techniques when we believe a discounted cash flow approach may not provide an appropriate determination of fair value.

The discounted cash flow model of the reporting units is based on the forecasted operating cash flow for the current year, projected operating cash flows for the next nine years (determined using forecasted amounts as well as an estimated growth rate) and a terminal value beyond ten years. Discounted cash flows consist of the operating cash flows for each business unit less an estimate for capital expenditures. The key assumptions incorporated in the discounted cash flow approach include growth rates, projected segment operating income, changes in working capital, our plan for capital expenditures, anticipated funding for pensions, and a discount rate equal to our assumed long term cost of capital. Corporate administrative expenses are allocations of corporate overhead that we make to each strategic business unit and are excluded from the discounted cash flow model. Cash flows may be adjusted to exclude certain non-recurring or unusual items. As segment operating income was the starting point for determining operating cash flow, which excludes non-recurring or unusual items, there were no other non- recurring or unusual items excluded from the calculations of operating cash flow in any of the periods included in our determination of fair value.

We consider significant decreases in forecasted cash flows in future periods to be an indication of a potential impairment. At the time of our annual impairment testing, fair value would have to decline in excess of 65% for North American Tire, over 30% for EMEA and in excess of 20% for Asia Pacific Tire to indicate potential goodwill impairment. The discount rate used would have to increase over five percentage points for North American Tire, over four percentage points for EMEA and over two percentage points for Asia Pacific Tire and the assumed growth rate would have to be negative for each of the business units to indicate a potential impairment.

Deferred Tax Asset Valuation Allowance and Uncertain Income Tax Positions. At December 31, 2009, we had a valuation allowance aggregating $3.0 billion against all of our net Federal and state and certain of our foreign net deferred tax assets.

We assess both negative and positive evidence when measuring the need for a valuation allowance. Evidence, such as operating results during the most recent three-year period, is given more weight than our expectations of future profitability, which are inherently uncertain. Our losses in the U.S. and certain foreign locations in recent periods represented sufficient negative evidence to require a full valuation allowance against our net Federal, state and certain of our foreign deferred tax assets. We intend to maintain a valuation allowance against our net deferred tax assets until sufficient positive evidence exists to support the realization of such assets.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes will be due. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We also recognize tax benefits to the extent that it is more likely than not that our positions will be sustained when challenged by the taxing authorities. We derecognize tax benefits when based on new information we determine that it is no longer more likely than not that our position will be sustained. To the extent we prevail in matters for which liabilities have been established, or determine we need to derecognize tax benefits recorded in prior periods, or that we are required to pay amounts in excess of our liabilities, our effective tax rate in a given period could be materially affected. An unfavorable tax settlement would require use of our cash, and result in an increase in our effective tax rate in the period of resolution. A favorable tax settlement would be recognized as a reduction in our effective tax rate in the period of resolution. We report interest and penalties related to uncertain income tax positions as income taxes. For additional information regarding uncertain income tax positions, refer to the Note to the Consolidated Financial Statements No. 15, Income Taxes.

Pensions and Other Postretirement Benefits. Our recorded liabilities for pensions and other postretirement benefits are based on a number of assumptions, including:

- life expectancies,
- retirement rates,
- discount rates,
- long term rates of return on plan assets,
- future compensation levels,
- future health care costs, and
- maximum company-covered benefit costs.

Certain of these assumptions are determined with the assistance of independent actuaries. Assumptions about life expectancies, retirement rates, future compensation levels and future health care costs are based on past experience and anticipated future trends, including an assumption about inflation. The discount rate for our U.S. plans is derived from a portfolio of corporate bonds from issuers rated AA- or higher by Standard & Poor's as of December 31 and is reviewed annually. The total cash flows provided by the portfolio are similar to the timing of our expected benefit payment cash flows. The long term rate of return on plan assets is based on the compound annualized return of our U.S. pension fund over a period of 15 years or more, estimates of future long term rates of return on assets similar to the target allocation of our pension fund and long term inflation. Actual domestic pension fund asset allocations are reviewed on a monthly basis and the pension fund is rebalanced to target ranges on an as needed basis. These assumptions are reviewed regularly and revised when appropriate. Changes in one or more of them may affect the amount of our recorded liabilities and net periodic costs for these benefits. Other assumptions involving demographic factors such as retirement age, mortality and turnover are evaluated periodically and are updated to reflect our experience and expectations for the future. If the actual experience differs from expectations, our financial position, results of operations and liquidity in future periods may be affected.

The weighted average discount rate used in estimating the total liability for our U.S. pension and other postretirement plans was 5.75% and 5.45%, respectively, at December 31, 2009, compared to 6.50% for our U.S pension and other postretirement plans at December 31, 2008. The decrease in the discount rate at December 31, 2009 was due primarily to lower interest rate yields on highly rated corporate bonds. Interest cost included in our U.S. net periodic pension cost was $314 million in 2009, compared to $312 million in 2008 and $306 million in 2007. Interest cost included in our worldwide net periodic other postretirement benefits cost was $32 million in 2009, compared to $84 million in 2008 and $109 million in 2007. Interest cost was lower in 2009 as a result of the reduction in the postretirement liability due to the VEBA settlement.

The following table presents the sensitivity of our U.S. projected pension benefit obligation, accumulated other postretirement obligation, shareholders' equity, and 2010 expense to the indicated increase/decrease in key assumptions:

		+/− Change at December 31, 2009		
(Dollars in millions)	**Change**	**PBO/ABO**	**Equity**	**2010 Expense**
Pensions:				
Assumption:				
Discount rate	+/−0.5%	$ 279	$ 279	$11
Actual 2009 return on assets	+/−1.0%	N/A	28	5
Expected return on assets	+/−1.0%	N/A	N/A	34
Other Postretirement Benefits:				
Assumption:				
Discount rate	+/−0.5%	$ 11	$ 11	$—
Health care cost trends — total cost	+/−1.0%	3	3	—

A significant portion of the net actuarial loss included in AOCL of $2,311 million in our U.S. pension plans as of December 31, 2009 is a result of 2008 plan asset losses and the overall decline in U.S. discount rates over time. For purposes of determining our 2009 U.S. net periodic pension expense, our funded status was such that we recognized $154 million of the net actuarial loss in 2009. We will recognize approximately $135 million of net actuarial losses in 2010. If our future experience is consistent with our assumptions as of December 31, 2009, actuarial loss recognition will remain at an amount near that to be recognized in 2010 over the next few years before it begins to gradually decline.

The actual rate of return on our U.S. pension fund was 25.6%, (31.7)% and 8.1% in 2009, 2008 and 2007, respectively, as compared to the expected rate of 8.5% for all three years. We use the fair value of our pension assets in the calculation of pension expense for all of our U.S. pension plans.

We experienced a decrease in our U.S. discount rate at the end of 2009 and a large portion of the net actuarial loss included in AOCL of $139 million in our worldwide other postretirement benefit plans as of December 31, 2009 is a result of the overall decline in U.S. discount rates over time. The net actuarial loss increased from 2008 due to the decrease in the discount rate at December 31, 2009. For purposes of determining 2009 worldwide net periodic postretirement benefits cost, we recognized $5 million of the net actuarial losses in 2009. We will recognize approximately $9 million of net actuarial losses in 2010. If our future experience is consistent with our assumptions as of December 31, 2009, actuarial loss recognition will remain at an amount near that to be recognized in 2010 over the next few years before it begins to gradually decline.

The weighted average amortization period for our U.S. plans is approximately 14 years.

For further information on pensions and other postretirement benefits, refer to the Note to the Consolidated Financial Statements No. 14, Pension, Other Postretirement Benefit and Savings Plans.

RESULTS OF OPERATIONS — SEGMENT INFORMATION

Segment information reflects our strategic business units ("SBUs"), which are organized to meet customer requirements and global competition and are segmented on a regional basis.

Results of operations are measured based on net sales to unaffiliated customers and segment operating income. Each segment exports tires to other segments. The financial results of each segment exclude sales of tires exported to other segments, but include operating income derived from such transactions. Segment operating income is computed as follows: Net Sales less CGS (excluding asset write-off and accelerated depreciation charges) and SAG (including certain allocated corporate administrative expenses). Segment operating income also includes certain royalties and equity in earnings of most affiliates. Segment operating income does not include net rationalization charges (credits), asset sales and certain other items.

Total segment operating income was $372 million in 2009, $804 million in 2008 and $1.2 billion in 2007. Total segment operating margin (segment operating income divided by segment sales) in 2009 was 2.3%, compared to 4.1% in 2008 and 6.3% in 2007.

Management believes that total segment operating income is useful because it represents the aggregate value of income created by our SBUs and excludes items not directly related to the SBUs for performance evaluation purposes. Total segment operating income is the sum of the individual SBUs' segment operating income. Refer to the Note to the Consolidated Financial Statements No. 17, Business Segments, for further information and for a reconciliation of total segment operating income to (Loss) Income from Continuing Operations before Income Taxes.

North American Tire

	Year Ended December 31,		
(In millions)	2009	2008	2007
Tire Units	62.7	71.1	81.3
Net Sales	$6,977	$8,255	$8,862
Operating (Loss) Income	(305)	(156)	139
Operating Margin	(4.4)%	(1.9)%	1.6%

2009 Compared to 2008

North American Tire unit sales in 2009 decreased 8.4 million units or 11.9% from the 2008 period. The decrease was primarily related to a decline in OE volume of 7 million units or 35.5% primarily in our consumer business, due to reduced vehicle production. Replacement volume decreased 1.4 million units or 2.9%, primarily in the consumer business, due to continuing recessionary economic conditions.

Net sales in 2009 decreased $1.3 billion or 15.5% compared to 2008 due primarily to decreased sales in other tire-related businesses of $729 million, primarily related to third party sales of chemical products, lower tire volume of $635 million and unfavorable foreign currency translation of $38 million. Net sales were favorably affected by improved price and product mix of $124 million.

Operating loss in 2009 increased $149 million or 95.5% compared to 2008 due primarily to higher conversion costs of $220 million, decreased sales volume of $77 million and lower operating income in chemical and other tire-related businesses of $82 million. Conversion costs increased due primarily to higher under-absorbed fixed overhead costs of $245 million as a result of reduced production volume, and increased pension expense as a result of lower 2008 returns on plan assets and higher amortization of net losses. Increased pension and defined contribution expense of $159 million more than offset savings resulting from the implementation of the VEBA of $89 million. Conversion costs were favorably impacted by savings from rationalization plans of $60 million and lower utility costs of $21 million. Operating income was favorably affected by lower raw material costs of $85 million, improved price and product mix of $78 million, reduced SAG of $38 million and lower transportation costs of $19 million. SAG decreased due primarily to reduced warehousing costs and savings from rationalization programs.

Operating loss in 2009 excluded net rationalization charges of $112 million, $16 million of charges for accelerated depreciation and asset write-offs, and net gains on asset sales of $4 million. Operating income in 2008 excluded net rationalization charges of $54 million, net gains on asset sales of $18 million and $3 million of charges for accelerated depreciation.

2008 Compared to 2007

North American Tire unit sales in 2008 decreased 10.2 million units or 12.4% from the 2007 period. The decrease was due to a decline in replacement volume of 4.3 million units or 7.7%, primarily in the consumer market due in part to recessionary economic conditions in the U.S., and a decline in OE volume of 5.9 million units or 22.9%, primarily in our consumer business due to reduced vehicle production.

Net sales decreased $607 million or 6.8% in 2008 from the 2007 period due primarily to decreased volume of $718 million and the 2007 divestiture of our tire and wheel assembly operation, which contributed sales of $639 million in 2007. This was offset in part by favorable price and product mix of $537 million, increased sales in other tire-related businesses of $207 million, primarily due to third party sales of chemical products, and favorable foreign currency translation of $6 million.

Operating loss in 2008 was $156 million compared to operating income in 2007 of $139 million, a decrease of $295 million. The 2008 period was unfavorably impacted by decreased volume of $115 million, lower operating income of chemical and other tire-related businesses of $27 million, and the 2007 divestiture of our tire and wheel assembly operation, which generated operating income of $25 million in 2007. Also unfavorably impacting operating income were higher conversion costs of $231 million. The higher conversion costs were caused primarily by under-absorbed fixed overhead costs of $240 million due to lower production volume, higher plant changeover costs and general inflation, which were partially offset by savings from reduced employee benefit costs, and lower average labor rates. Offsetting these negative factors were price and product mix improvements of $360 million, which more than offset increased raw material costs of $334 million, lower SAG expenses of $48 million driven primarily by decreased advertising costs and lower incentive compensation costs, and increased royalty income of $11 million.

Operating income in 2008 excludes $3 million of accelerated depreciation primarily related to the closure of the Tyler, Texas mix center and our plan to exit 92 retail stores. Operating income in 2007 excludes $35 million of accelerated depreciation primarily related to the elimination of tire production at our Tyler, Texas and Valleyfield, Quebec facilities. Operating income also excludes net rationalization charges totaling $54 million in 2008 and $11 million in 2007 and (gains) losses on asset sales of $(18) million in 2008 and $17 million in 2007.

Europe, Middle East and Africa Tire

	Year Ended December 31,		
(In millions)	2009	2008	2007
Tire Units	66.0	73.6	79.6
Net Sales	$5,801	$7,316	$7,217
Operating Income	166	425	582
Operating Margin	2.9%	5.8%	8.1%

2009 Compared to 2008

Europe, Middle East and Africa Tire unit sales in 2009 decreased 7.6 million units or 10.3% from the 2008 period. OE volume decreased 4.5 million units or 25.4%, primarily in our consumer business, due to reduced vehicle production. Replacement volume decreased 3.1 million units or 5.5%, primarily in the consumer business, due to continuing recessionary economic conditions.

Net sales in 2009 decreased $1.5 billion or 20.7% compared to 2008, due primarily to lower volume of $665 million, foreign currency translation of $450 million and lower sales in other tire-related businesses of $150 million. Net sales also decreased by $250 million as a result of unfavorable changes in product mix, net of pricing improvements.

Operating income in 2009 decreased $259 million or 60.9% compared to 2008, due primarily to higher conversion costs of $258 million, decreased volume of $148 million, and decreased operating income in other tire-related businesses of $44 million. Conversion costs increased due primarily to higher under-absorbed fixed overhead costs of $195 million due to reduced production volume. Conversion costs included savings from rationalization plans of $19 million. Operating income was favorably affected by lower SAG expenses of $113 million, improved price and mix of $22 million, lower raw material costs of $16 million and favorable foreign currency translation of $16 million. SAG savings included lower advertising expenses of $45 million, savings from rationalization plans of $20 million, lower consulting and contract labor costs of $16 million and reduced travel-related expenses of $16 million.

Operating income in 2009 excluded net rationalization charges of $82 million and net gains on asset sales of $1 million. Operating income in 2008 excluded net rationalization charges of $41 million and net gains on asset sales of $20 million.

EMEA's results are highly dependent upon Germany, which accounted for approximately 33% and 32% of EMEA's net sales in 2009 and 2008, respectively. Accordingly, results of operations in Germany will have a significant impact on EMEA's future performance.

2008 Compared to 2007

Europe, Middle East and Africa Tire unit sales in 2008 decreased 6.0 million units or 7.5% from the 2007 period. Replacement volume decreased 2.9 million units or 4.9%, mainly in consumer replacement due in part to recessionary economic conditions in Europe, while OE volume decreased 3.1 million units or 14.9%, primarily in our consumer business due to reduced vehicle production.

Net sales in 2008 increased $99 million or 1.4% compared to the 2007 period. Favorably impacting the 2008 period were improved price and product mix of $306 million, foreign currency translation of $285 million, and higher sales in the other tire-related businesses of $11 million. Partially offsetting these improvements was lower volume of $503 million.

For 2008, operating income decreased $157 million or 27.0% compared to 2007 due to higher conversion costs of $173 million, lower volume of $107 million, and higher transportation costs of $17 million. The higher conversion costs related primarily to under-absorbed fixed overhead costs of approximately $100 million due to reduced production volume, inflation, a strike at our plants in Turkey in the second quarter of 2008 and ongoing labor issues at our manufacturing plants in Amiens, France. These were offset in part by improvement in price and product mix of $261 million, which more than offset increased raw material costs of $185 million, favorable foreign currency translation of $32 million, increased operating income in other tire-related businesses of $21 million primarily due to improvements in our company-owned retail businesses, decreased SAG expenses of $7 million and favorable supplier settlements of $7 million.

Operating income in 2008 excludes rationalization charges of $41 million and net gains on asset sales of $20 million. Operating income in 2007 excludes net rationalization charges of $33 million and net gains on asset sales of $20 million. Operating income in 2007 excludes $2 million of accelerated depreciation primarily related to the closure of the Washington, UK facility.

Latin American Tire

(In millions)	Year Ended December 31, 2009	2008	2007
Tire Units	19.1	20.0	21.8
Net Sales	$1,814	$2,088	$1,872
Operating Income	301	367	359
Operating Margin	16.6%	17.6%	19.2%

2009 Compared to 2008

Latin American Tire unit sales in 2009 decreased 0.9 million units or 4.5% from the 2008 period. Replacement tire volume decreased 0.8 million units or 5.9%, reflecting reduced volume in both consumer and commercial businesses. OE volume decreased 0.1 million units or 1.3%, primarily due to a decrease in our commercial business.

Net sales in 2009 decreased $274 million or 13.1% from the 2008 period, due primarily to foreign currency translation of $123 million, decreased volume of $92 million, lower sales of other tire-related businesses of $33 million, and $26 million as a result of unfavorable changes in product mix, net of pricing improvements.

Operating income in 2009 decreased $66 million or 18.0% from the same period in 2008, due primarily to higher conversion costs of $43 million, lower volume of $28 million, lower profitability on intersegment transfers of $21 million, higher inventory reserves of $4 million and costs related to manufacturing start-up activities of $3 million. Conversion costs increased due primarily to higher under-absorbed fixed overhead costs of $43 million and other inflation of $10 million. Conversion costs also included savings from rationalization plans of $15 million. Operating income was favorably affected by improvements in price and product mix of $69 million, which more than offset higher raw material costs of $16 million. Operating income in 2008 included a gain of $12 million related to the favorable settlement of an excise tax case.

Operating income in 2009 excluded net rationalization charges of $20 million and net gains on asset sales of $2 million. Operating income in 2008 excluded net gains on asset sales of $5 million and net rationalization charges of $4 million. In addition, operating income excluded charges of $18 million and $16 million in 2009 and 2008, respectively, resulting from the recognition of accumulated foreign currency translation losses in connection with the liquidation of our subsidiaries in Guatemala and Jamaica.

Latin American Tire's results are highly dependent upon Brazil, which accounted for approximately 51% and 52% of Latin American Tire's net sales in 2009 and 2008, respectively. Accordingly, results of operations in Brazil will have a significant impact on Latin American Tire's future performance.

Goodyear Venezuela contributed a significant portion of Latin American Tire's sales and operating income in 2009. The devaluation of the Venezuelan bolivar fuerte against the U.S. dollar in January 2010 and weak economic conditions are expected to adversely impact Latin American Tire's operating results by $50 million to $75 million as compared to 2009. For further information see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Overview" in this Annual Report.

2008 Compared to 2007

Latin American Tire unit sales in 2008 decreased 1.8 million units or 8.3% from the 2007 period. Replacement volume decreased 0.8 million units or 5.8% primarily in the commercial market due to an overall decline in industry volumes, while OE volume decreased 1.0 million units or 13.4% primarily in the consumer market.

Net sales in 2008 increased $216 million or 11.5% from the 2007 period. Net sales increased in 2008 due to favorable price and product mix of $237 million, the favorable impact of foreign currency translation, mainly in Brazil, of approximately $85 million, and higher sales of other tire-related businesses of $47 million. Partially offsetting these increases was lower volume of $152 million.

Operating income in 2008 increased $8 million or 2.2% from the same period in 2007. Favorably impacting operating income were price and product mix of $214 million, which more than offset increased raw material costs of $109 million, and foreign currency translation of $17 million. Operating income was unfavorably impacted by higher conversion costs of $57 million, decreased volume of $41 million, increased transportation costs of $12 million, increased tire recycling fees, duties and other charges of $9 million, and increased SAG expenses of $5 million, primarily related to advertising expenses. The higher conversion costs related primarily to under-absorbed fixed overhead costs of approximately $20 million due to reduced production volume in the fourth quarter of 2008 and higher utility and engineering costs. Operating income in 2008 also included a gain of $12 million related to the favorable settlement of a transactional excise tax case.

Operating income excludes net rationalization charges totaling $4 million in 2008 and $2 million in 2007. Operating income also excludes gains on asset sales of $5 million in 2008 and $1 million in 2007. Operating income in 2008 excludes a $16 million loss primarily due to the recognition of accumulated foreign currency translation losses on the liquidation of our subsidiary in Jamaica.

Asia Pacific Tire

	Year Ended December 31,		
(In millions)	2009	2008	2007
Tire Units	19.2	19.8	19.0
Net Sales	$1,709	$1,829	$1,693
Operating Income	210	168	150
Operating Margin	12.3%	9.2%	8.9%

2009 Compared to 2008

Asia Pacific Tire unit sales in 2009 decreased 0.6 million units or 2.9% from the 2008 period. Replacement unit sales decreased 0.8 million units or 6.3%, while OE volumes increased 0.2 million units or 3.4%, primarily in the consumer business. The net decrease in units is due to continuing recessionary economic conditions, primarily in Australia, that were partially offset by increased growth in vehicle production in China.

Net sales in 2009 decreased $120 million or 6.6% compared to the 2008 period, due primarily to foreign currency translation of $88 million, lower volume of $48 million and decreased sales in other tire-related businesses of $12 million, primarily in the retail business. Net sales were favorably affected by improved price and product mix of $28 million.

Operating income in 2009 increased $42 million or 25.0% compared to the 2008 period, due primarily to improved price and mix of $38 million, lower raw material costs of $30 million and decreased conversion costs of $6 million. Conversion costs included savings from rationalization plans of $12 million, partially offset by $7 million of under-absorbed fixed overhead costs due to reduced production volume. Operating income in 2009 included a gain of $7 million from insurance proceeds related to the settlement of a claim as a result of a fire at our manufacturing facility in Thailand in 2007. Operating income was adversely affected by lower volume of $13 million, decreased operating income in other tire-related businesses of $8 million, and increases in incentive compensation expense of $9 million and in the cost of imported finished tires of $6 million.

Operating income in 2009 and 2008 excluded charges for accelerated depreciation and asset writeoffs of $26 million and $24 million, and net rationalization charges of $10 million and $83 million, respectively, primarily related to the closure of our manufacturing facilities in Las Pinas, Philippines and Somerton, Australia. In addition, operating income excluded net gains on asset sales of $5 million and $10 million in 2009 and 2008, respectively.

Asia Pacific Tire's results are highly dependent upon Australia, which accounted for approximately 45% and 47% of Asia Pacific Tire's net sales in 2009 and 2008, respectively. Accordingly, results of operations in Australia will have a significant impact on Asia Pacific Tire's future performance.

2008 Compared to 2007

Asia Pacific Tire unit sales in 2008 increased 0.8 million units or 4.1% from the 2007 period. Replacement unit sales increased 0.2 million units or 1.8% and OE volume increased 0.6 million units or 8.6%. The increase in OE volume in 2008 relates primarily to supply constraints in 2007 due to the Thailand fire.

Net sales in 2008 increased $136 million or 8.0% compared to the 2007 period due to favorable price and product mix of $71 million, increased volume of $55 million, and favorable foreign currency translation of $7 million.

Operating income in 2008 increased $18 million or 12.0% compared to the 2007 period due to improved price and product mix of $107 million, which more than offset increased raw material costs of $84 million, increased volume of $14 million and increased operating income in other tire-related businesses of $8 million primarily due to improved results in our company-owned retail businesses in Australia. Unfavorably impacting operating income was increased conversion costs of $26 million. The higher conversion costs related primarily to under-absorbed fixed overhead costs of approximately $10 million due to reduced production volume in the fourth quarter of 2008, inflation and higher utility and engineering costs.

Operating income excludes net rationalization charges totaling $83 million in 2008 and $1 million in 2007 and gains on assets sales of $10 million in 2008 and $8 million in 2007. Operating income in 2007 also excludes a $12 million loss, net of insurance proceeds, as a result of the Thailand fire. In addition, operating income in 2008 excludes approximately $24 million of accelerated depreciation related to the closure of the Somerton, Australia facility.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

Our primary sources of liquidity are cash generated from our operating and financing activities. Our cash flows from operating activities are driven primarily by our operating results and changes in our working capital requirements and our cash flows from financing activities are dependent upon our ability to access credit or other capital.

We experienced challenging industry conditions throughout 2009 due to recessionary economic conditions in many parts of the world during the first half of 2009 and a slow and uncertain recovery from those conditions in the second half of 2009. These industry conditions were characterized by lower motor vehicle sales and production and weakness in the demand for replacement tires, particularly in the commercial markets, compared to 2008.

Given the difficult economic environment and the uncertainty in the capital markets, we took several actions to strengthen our liquidity in 2009, including strong working capital management. We also successfully completed a $1.0 billion senior unsecured notes offering in the second quarter of 2009 that addressed a December 2009 debt maturity and further enhanced our liquidity position.

The impact of the global economic slowdown on our 2009 operating results was also mitigated by the success of the strategic initiatives we announced in February 2009 which were aimed at strengthening our revenue, cost structure and cash flow, including:

- continuing our focus on consumer-driven product development and innovation by introducing more than 50 new tires globally, including several branded mid-tier product offerings. During 2009, we achieved our goal and introduced 62 new products, such as the Assurance Fuel Max in North America and the EfficientGrip tire with Fuel Saving Technology in Europe;
- achieving our four-point cost savings plan target of $2.5 billion by increasing our continuous improvement efforts, lowering our manufacturing costs, increasing purchasing savings, eliminating non-essential discretionary spending, and reducing overhead and development costs. We achieved approximately $730 million of cost savings in 2009. In association with this plan, we had personnel reductions of approximately 5,700 people in 2009;
- reducing manufacturing capacity by 15 million to 25 million units by February 2011. We have announced planned manufacturing capacity reductions of approximately 8 million units in 2009 (including the discontinuation of consumer tire production at one of our facilities in Amiens, France and the closing of our Las Pinas, Philippines plant);
- reducing inventory levels by over $500 million by the end of 2009 compared with 2008. We exceeded this goal and have reduced inventories by $1,149 million from December 31, 2008 to December 31, 2009;

- adjusting planned capital expenditures to between $700 million and $800 million in 2009 from $1,049 million in 2008. Our capital expenditures were $746 million in 2009; and
- pursuing additional non-core asset sales, including our decision to pursue offers for our European and Latin American farm tire business.

We exceeded our inventory reduction goal through the combination of lower raw material costs and the implementation of an advantaged supply chain, primarily in North American Tire and EMEA, by improving demand forecasting, increasing production flexibility through shorter lead times and reduced production lot sizes, reducing the quantity of raw materials required to meet an improved demand forecast, changing the composition of our logistics network by closing and consolidating certain distribution warehouses, increasing local production and reducing longer lead time off-shore imports, and reducing in-transit inventory between our plants and regional distribution centers.

At December 31, 2009, we had $1,922 million in Cash and cash equivalents, compared to $1,894 million at December 31, 2008. Cash and cash equivalents were favorably affected by improvements in trade working capital of $1,081 million and proceeds from the issuance of our $1.0 billion 10.5% senior notes due 2016. Partially offsetting these increases in cash and cash equivalents were capital expenditures of $746 million, the repayment at maturity of our $500 million senior floating rate notes due 2009 and the $700 million net repayment of amounts incurred under our first lien revolving credit facility due 2013.

At December 31, 2009 and 2008, we had $2,567 million and $1,671 million, respectively, of unused availability under our various credit agreements. The table below provides unused availability by our significant credit facilities as of December 31:

(In millions)	2009	2008
$1.5 billion first lien revolving credit facility due 2013	$ 892	$ 303
€505 million revolving credit facility due 2012	712	508
China financing agreements	530	535
Other domestic and international debt	124	109
Notes payable and overdrafts	309	216
	$2,567	$1,671

At December 31, 2009, our unused availability included approximately $530 million which can only be used to finance the relocation and expansion of our manufacturing facilities in China. These financing arrangements along with government grants should provide funding for most of the cost related to the relocation and expansion of these manufacturing facilities. There were no borrowings outstanding under these financing agreements at December 31, 2009.

In 2010, we expect our operating needs to include global contributions to our funded pension plans of approximately $275 million to $325 million and our investing needs to include capital expenditures of approximately $1.0 billion to $1.1 billion. We also expect interest expense to range between $350 million and $375 million. The strategic initiatives described above are intended to permit us to operate the business in a way that allows us to address these needs with our existing cash and available credit if they cannot be funded by cash generated from operations. If market opportunities exist, we may choose to undertake additional financing actions in order to further enhance our liquidity position which could include obtaining new bank debt or capital markets transactions.

In order to effectively extend the maturity date of a portion of our indebtedness coming due in 2011, in February 2010, we commenced an offer to exchange any and all of our $650 million in aggregate principal amount of 7.857% Notes due 2011 for up to $702 million in aggregate principal amount of a new series of 8.75% Notes due 2020. The completion of the exchange offer is subject to the satisfaction of certain conditions, including that we receive valid tenders, not validly withdrawn, of at least $260 million in aggregate principal of the 7.857% Notes due 2011.

In addition, SRI has certain minority exit rights that, if triggered and exercised, could require us to make a substantial payment to acquire SRI's interests in GDTE and GDTNA following the determination of the fair value of SRI's interests. As of the date of this filing, SRI has not provided us notice of any exit rights that have become exercisable.

Our ability to service debt and operational requirements are also dependent, in part, on the ability of our subsidiaries to make distributions of cash to various other entities in our consolidated group, whether in the form of dividends, loans or otherwise. In certain countries where we operate, such as Venezuela, transfers of funds into or out of such countries by way of dividends, loans, advances or payments to third-party or affiliated suppliers are generally or periodically subject to various restrictions, such as obtaining approval from the foreign government and/or currency exchange board before net assets can be transferred out of the country. In addition, certain of our credit agreements and other debt instruments restrict the ability of foreign subsidiaries to make distributions of cash. Thus, we would have to repay and/or amend these credit agreements and other debt instruments in order to use this cash to service our consolidated debt. Because of the inherent uncertainty of overcoming these restrictions, we do not consider the net assets of our subsidiaries that are subject to such restrictions to be integral to our liquidity or readily available to service our debt and operational requirements. At December 31, 2009, approximately $563 million of net assets were subject to such restrictions.

At December 31, 2009, we had cash denominated in Venezuelan bolivares fuertes of $370 million (calculated at the December 31, 2009 official exchange rate of 2.15 bolivares fuertes to each U.S. dollar), third-party U.S. dollar-denominated accounts payable of $17 million, and U.S. dollar-denominated intercompany accounts payable of $127 million. Effective January 1, 2010, Venezuela's economy is considered a highly inflationary economy under U.S. generally accepted accounting principles. Accordingly, all gains and losses resulting from the remeasurement of our financial statements are required to be recorded directly in the statement of operations. On January 8, 2010, the Venezuelan government announced the devaluation of the bolivar fuerte and the establishment of a two-tier exchange structure. As a result, we expect to record a charge in the first quarter of 2010 in connection with the remeasurement of our balance sheet to reflect the devaluation. If calculated at the new official exchange rate of 4.30 bolivares fuertes to each U.S. dollar, the charge is expected to be approximately $150 million, net of tax. If in the future we convert bolivares fuertes at a rate other than the official exchange rate, we may realize additional gains or losses that would be recorded in the statement of operations. Goodyear Venezuela contributed a significant portion of Latin American Tire's sales and operating income in 2009. The devaluation of the bolivar fuerte and weak economic conditions are expected to adversely impact Latin American Tire's operating results by $50 million to $75 million as compared to 2009.

We believe that our liquidity position is adequate to fund our operating and investing needs and debt maturities in 2010 and to provide us with flexibility to respond to further changes in the business environment. The challenges of the present business environment may cause a material reduction in our liquidity as a result of an adverse change in our cash flow from operations or our access to credit or other capital.

Cash Position

At December 31, 2009, significant concentrations of cash and cash equivalents held by our international subsidiaries included the following amounts:

- $352 million or 18% in Europe, Middle East and Africa, primarily Western Europe ($427 million or 23% at December 31, 2008),
- $217 million or 11% in Asia, primarily Singapore, Australia and India ($311 million or 16% at December 31, 2008), and
- $533 million or 28% in Latin America, including $370 million in Venezuela ($298 million or 16% at December 31, 2008).

Operating Activities

Net cash provided by continuing operations was $1,297 million in 2009, compared to cash used of $739 million in 2008 and cash provided of $92 million in 2007. Cash flows in 2009 included a net cash inflow of $1,081 million for trade working capital, compared with net cash outflows of $127 million and $204 million in 2008 and 2007, respectively. Operating cash flows in 2008 included the $1,007 million contribution made to the VEBA.

Investing Activities

Net cash used in continuing operations was $663 million in 2009, compared to $1,058 million in 2008 and $606 million in 2007. Capital expenditures were $746 million in 2009, compared to $1,049 million in 2008 and $739 million in 2007. The increase in capital expenditures in 2008 primarily related to projects targeted at increasing our capacity for high value-added tires, which were scaled back in 2009 due to the recessionary economic conditions. Investing cash flows included a cash inflow of $47 million and a net cash outflow of $76 million in 2009 and 2008, respectively related to The Reserve Primary Fund. Investing cash flows also reflect cash provided from the disposition of assets each year as a result of the realignment of operations under rationalization programs and the divestiture of non-core assets.

Investing cash flows provided by discontinued operations in 2007 of $1,435 million related primarily to the proceeds from the sale of our Engineered Products business.

Financing Activities

Net cash used in continuing operations was $654 million in 2009, compared to cash provided of $264 million in 2008 and cash used of $1,426 million in 2007. Financing cash flows in 2009 included the net proceeds from the issuance of our $1 billion 10.5% senior notes due 2016, the $700 million net repayment of amounts incurred under our first lien revolving credit facility due 2013, and the repayment at maturity of our $500 million senior floating rate notes due 2009. Consolidated debt at December 31, 2009 was $4,520 million, compared to $4,979 million at December 31, 2008.

Financing cash flows in 2008 included outflows of $84 million for the acquisition of approximately 6% of the outstanding shares of our tire manufacturing subsidiary in Poland and the acquisition of the remaining 25% ownership in our tire manufacturing and distribution subsidiary in China. Non-cash financing activities in 2007 included the issuance of 28.7 million shares of our common stock in exchange for approximately $346 million principal amount of our 4% convertible senior notes due 2034.

Credit Sources

In aggregate, we had total credit arrangements of $7,579 million available at December 31, 2009, of which $2,567 million were unused, compared to $7,127 million available at December 31, 2008, of which $1,671 million were unused. At December 31, 2009, we had long term credit arrangements totaling $7,046 million, of which $2,258 million were unused, compared to $6,646 million and $1,455 million, respectively, at December 31, 2008. At December 31, 2009, we had short term committed and uncommitted credit arrangements totaling $533 million, of which $309 million were unused, compared to $481 million and $216 million, respectively, at December 31, 2008. The continued availability of the short term uncommitted arrangements is at the discretion of the relevant lender and may be terminated at any time.

Outstanding Notes

At December 31, 2009, we had $2,345 million of outstanding notes, compared to $1,882 million at December 31, 2008.

Certain of our notes were issued pursuant to indentures that contain varying covenants and other terms. In general, the terms of our indentures, among other things, limit our ability and the ability of certain of our subsidiaries to (i) incur additional debt or issue redeemable preferred stock, (ii) pay dividends, or make certain other restricted payments or investments, (iii) incur liens, (iv) sell assets, (v) incur restrictions on the ability of our subsidiaries to pay dividends to us, (vi) enter into affiliate transactions, (vii) engage in sale and leaseback transactions, and (viii) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications. For example, under certain of our indentures, if the notes are assigned an investment grade rating by Moody's and Standard & Poor's ("S&P") and no default has occurred or is continuing, certain covenants will be suspended.

On May 11, 2009, we issued $1.0 billion aggregate principal amount of 10.5% senior notes due 2016. The senior notes were sold at 95.846% of the principal amount and will mature on May 15, 2016. The senior notes are our unsecured senior obligations and are guaranteed by our U.S. and Canadian subsidiaries that also guarantee our obligations under our senior secured credit facilities.

For additional information on our outstanding notes, refer to the Note to Consolidated Financial Statements, No. 12, Financing Arrangements and Derivative Financial Instruments.

$1.5 Billion Amended and Restated First Lien Revolving Credit Facility due 2013

Our amended and restated first lien revolving credit facility is available in the form of loans or letters of credit, with letter of credit availability limited to $800 million. Subject to the consent of the lenders whose commitments are to be increased, we may request that the facility be increased by up to $250 million. Our obligations under the facility are guaranteed by most of our wholly-owned U.S. and Canadian subsidiaries. Our obligations under the facility and our subsidiaries' obligations under the related guarantees are secured by first priority security interests in various collateral. Availability under the facility is subject to a borrowing base, which is based on eligible accounts receivable and inventory of The Goodyear Tire & Rubber Company (the "Parent Company") and certain of its U.S. and Canadian subsidiaries, after adjusting for customary factors which are subject to modification from time to time by the administrative agent and the majority lenders at their discretion (not to be exercised unreasonably). Modifications are based on the results of periodic collateral and borrowing base evaluations and appraisals. To the extent that our eligible accounts receivable and inventory decline, our borrowing base will decrease and the availability under the facility may decrease below $1.5 billion. In addition, if the amount of outstanding borrowings and letters of credit under the facility exceeds the borrowing base, we are required to prepay borrowings and/or cash collateralize letters of credit sufficient to eliminate the excess. As of December 31, 2009, our borrowing base under this facility was $114 million below the stated amount of $1.5 billion.

At December 31, 2009, we had no borrowings outstanding and $494 million of letters of credit issued under the revolving credit facility. At December 31, 2008, we had $700 million outstanding and $497 million of letters of credit issued under the revolving credit facility.

$1.2 Billion Amended and Restated Second Lien Term Loan Facility due 2014

Our amended and restated second lien term loan facility is subject to the consent of the lenders making additional term loans, whereby, we may request that the facility be increased by up to $300 million. Our obligations under this facility are guaranteed by most of our wholly-owned U.S. and Canadian subsidiaries and are secured by second priority security interests in the same collateral securing the $1.5 billion first lien credit facility. At December 31, 2009 and December 31, 2008, this facility was fully drawn.

€505 Million Amended and Restated Senior Secured European and German Revolving Credit Facilities due 2012

Our amended and restated facilities consist of a €155 million German revolving credit facility, which is only available to certain of the German subsidiaries of GDTE (collectively, "German borrowers") and a €350 million European revolving credit facility, which is available to the same German borrowers and to GDTE and certain of its other subsidiaries, with a €125 million sublimit for non-German borrowers and a €50 million letter of credit sublimit. Goodyear and its subsidiaries that guarantee our U.S. facilities provide unsecured guarantees to support the European revolving credit facilities and GDTE and certain of its subsidiaries in the United Kingdom, Luxembourg, France and Germany also provide guarantees. GDTE's obligations under the facilities and the obligations of its subsidiaries under the related guarantees are secured by first priority security interests in a variety of collateral.

As of December 31, 2009 and December 31, 2008, there were no borrowings under the German revolving credit facility. Under the European revolving credit facility, there were no borrowings as of December 31, 2009 and there were $182 million (€130 million) of borrowings, including $84 million (€60 million) of borrowings by the non-German borrowers, as of December 31, 2008. Letters of credit issued under the European revolving credit facility totaled $14 million (€10 million) as of December 31, 2009 and $16 million (€11 million) as of December 31, 2008.

Each of our first lien revolving credit facility and our European and German revolving credit facilities have customary representations and warranties including, as a condition to borrowing, that all such representations and warranties are true and correct, in all material respects, on the date of the borrowing, including representations as to no material adverse change in our financial condition since December 31, 2006. For a description of the collateral securing the above facilities as well as the covenants applicable to them, please refer to "Covenant Compliance" below and the Note to the Consolidated Financial Statements No. 12, Financing Arrangements and Derivative Financial Instruments.

International Accounts Receivable Securitization Facilities (On-Balance Sheet)

GDTE and certain of its subsidiaries are parties to a pan-European accounts receivable securitization facility that provides up to €450 million of funding and expires in 2015. Utilization under this facility is based on current available receivable balances. The facility is subject to customary annual renewal of back-up liquidity commitments.

The facility involves an ongoing daily sale of substantially all of the trade accounts receivable of certain GDTE subsidiaries to a bankruptcy-remote French company controlled by one of the liquidity banks in the facility. These subsidiaries retain servicing responsibilities. It is an event of default under the facility if the ratio of GDTE's consolidated net indebtedness to its consolidated EBITDA is greater than 3.0 to 1.0. This financial covenant is substantially similar to the covenant included in the European credit facilities.

As of December 31, 2009 and 2008, the amount available and fully utilized under this program totaled $437 million (€304 million) and $483 million (€346 million), respectively. The program did not qualify for sale accounting, and accordingly, these amounts are included in long term debt and capital leases.

In addition to the pan-European accounts receivable securitization facility discussed above, subsidiaries in Australia have accounts receivable securitization programs totaling $68 million and $61 million at December 31, 2009 and December 31, 2008, respectively. These amounts are included in Notes payable and overdrafts.

Accounts Receivable Factoring Facilities (Off-Balance Sheet)

Various subsidiaries sold certain of their trade receivables under off-balance sheet programs during 2009 and 2008. The receivable financing programs of these subsidiaries did not utilize a special purpose entity ("SPE"). At December 31, 2009 and 2008, the gross amount of receivables sold was $113 million and $116 million, respectively.

Other Foreign Credit Facilities

Our credit facilities in China provide for availability of up to 3.66 billion renminbi (approximately $530 million and $535 million at December 31, 2009 and December 31, 2008, respectively) and can only be used to finance the relocation and expansion of our manufacturing facilities in China. There were no amounts outstanding at December 31, 2009 and December 31, 2008.

Covenant Compliance

Our amended and restated first lien revolving and second lien credit facilities contain certain covenants that, among other things, limit our ability to incur additional debt or issue redeemable preferred stock, make certain restricted payments or investments, incur liens, sell assets, incur restrictions on the ability of our subsidiaries to pay dividends to us, enter into affiliate transactions, engage in sale and leaseback transactions, and consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications.

We have additional financial covenants in our first lien revolving and second lien credit facilities that are currently not applicable. We only become subject to these financial covenants when certain events occur. These financial covenants and related events are as follows:

- We become subject to the financial covenant contained in our first lien revolving credit facility when the aggregate amount of our Parent Company and Guarantor subsidiaries cash and cash equivalents ("Available Cash") plus our availability under our first lien revolving credit facility is less than $150 million. If this were to occur, our ratio of EBITDA to Consolidated Interest Expense may not be less than 2.0 to 1.0 for any period of four consecutive fiscal quarters. As of December 31, 2009, our availability under this facility of $892 million, plus our Available Cash of $819 million, totaled $1.7 billion, which is in excess of $150 million.

- We become subject to a covenant contained in our second lien credit facility upon certain asset sales. The covenant provides that, before we use cash proceeds from certain asset sales to repay any junior lien, senior unsecured or subordinated indebtedness, we must first offer to prepay borrowings under the second lien credit facility unless our ratio of Consolidated Net Secured Indebtedness to EBITDA (Pro Forma Senior Secured Leverage Ratio) for any period of four consecutive fiscal quarters is equal to or less than 3.0 to 1.0.

In addition, our €505 million senior secured European and German revolving credit facilities contain non-financial covenants similar to the non-financial covenants in our first lien revolving and second lien credit facilities that are described above and a financial covenant applicable only to GDTE and its subsidiaries. This financial covenant provides that we are not permitted to allow GDTE's ratio of Consolidated Net J.V. Indebtedness to Consolidated European J.V. EBITDA to be greater than 3.0 to 1.0 at the end of any fiscal quarter. Consolidated Net J.V. Indebtedness is determined, through March 31, 2011, net of the sum of (1) cash and cash equivalents in excess of $100 million held by GDTE and its subsidiaries, (2) cash and cash equivalents in excess of $150 million held by the Parent Company and its U.S. subsidiaries and (3) availability under our first lien revolving credit facility if the ratio of EBITDA to Consolidated Interest Expense described above is not applicable and the conditions to borrowing under the first lien revolving credit facility are met. Consolidated Net J.V. Indebtedness also excludes loans from other consolidated Goodyear entities. This financial covenant is also included in our pan-European accounts receivable securitization facility. As of December 31, 2009, we were in compliance with this financial covenant.

There are no known future changes or new covenants to any of our existing debt obligations. Covenants could change based upon a refinancing or amendment of an existing facility, or additional covenants may be added in connection with the incurrence of new debt.

As of December 31, 2009, we were in compliance with the currently applicable material covenants imposed by our principal credit facilities.

The terms "Available Cash," "EBITDA," "Consolidated Interest Expense," "Consolidated Net Secured Indebtedness," "Pro Forma Senior Secured Leverage Ratio," "Consolidated Net J.V. Indebtedness" and "Consolidated European J.V. EBITDA" have the meanings given them in the respective credit facilities.

EBITDA (per our Amended and Restated Credit Facilities)

If the amount of availability under our first lien revolving credit facility plus our Available Cash (as defined in that facility) is less than $150 million, we may not permit our ratio of EBITDA (as defined in that facility) ("Covenant EBITDA") to Consolidated Interest Expense (as defined in that facility) to be less than 2.0 to 1.0 for any period of four consecutive fiscal quarters. Since our availability under our first lien revolving credit facility plus our Available Cash is in excess of $150 million, this financial covenant is not currently applicable. Our amended and restated credit facilities also state that we may only incur additional debt or make restricted payments that are not otherwise expressly permitted if, after giving effect to the debt incurrence or the restricted payment, our ratio of Covenant EBITDA to Consolidated Interest Expense for the prior four fiscal quarters would exceed 2.0 to 1.0. Certain of our senior note indentures have substantially similar limitations on incurring debt and making restricted payments. Our credit facilities and indentures also permit the incurrence of additional debt through other provisions in those agreements without regard to our ability to satisfy the ratio-based incurrence test described above. We believe that these other provisions provide us with sufficient flexibility to incur additional debt without regard to our ability to satisfy the ratio-based incurrence test.

Covenant EBITDA is a non-GAAP financial measure that is presented not as a measure of operating results, but rather as a measure of limitations imposed under our credit facilities. Covenant EBITDA should not be construed as an alternative to either (i) income from operations or (ii) cash flows from operating activities. Our failure to comply with the financial covenants in our credit facilities could have a material adverse effect on our liquidity and operations. Limitations on our ability to incur debt in accordance with our credit facilities could affect our liquidity, and we believe that the presentation of Covenant EBITDA provides investors with important information.

The following table presents the calculation of EBITDA and the calculation of Covenant EBITDA in accordance with the definitions in our amended and restated credit facilities for the periods indicated. Other companies may calculate similarly titled measures differently than we do. Certain line items are presented as defined in the credit facilities and do not reflect amounts as presented in the Consolidated Financial Statements. Those line items also include discontinued operations.

	Year Ended December 31,		
(In millions)	2009	2008	2007
Goodyear Net (Loss) Income	$(375)	$ (77)	$ 583
Interest Expense	311	320	470
United States and Foreign Taxes	7	209	296
Depreciation and Amortization Expense	636	660	623
EBITDA	579	1,112	1,972
Credit Facilities Adjustments:			
Other Adjustments to Goodyear Net (Loss) Income[(1)]	71	—	(462)
Minority Interest in Net Income of Subsidiaries	11	54	71
Other Non-Cash Items	37	85	51
Capitalized Interest and Other Interest Related Expense	38	31	18
Rationalization Charges	16	93	61
Covenant EBITDA	$ 752	$1,375	$1,711

(1) In 2009 other adjustments primarily include the sale of certain properties in Akron, Ohio. In 2007, other adjustments primarily include a $542 million pre-tax gain on the sale of our Engineered Products business.

Potential Future Financings

In addition to our previous financing activities, we may seek to undertake additional financing actions which could include restructuring bank debt or a capital markets transaction, possibly including the issuance of additional debt or equity. Given the challenges that we face and the uncertainties of the market conditions, access to the capital markets cannot be assured.

Our future liquidity requirements may make it necessary for us to incur additional debt. However, a substantial portion of our assets are already subject to liens securing our indebtedness. As a result, we are limited in our ability to pledge our remaining assets as security for additional secured indebtedness. In addition, no assurance can be given as to our ability to raise additional unsecured debt.

Dividends

Under our primary credit facilities we are permitted to pay dividends on our common stock as long as no default will have occurred and be continuing, additional indebtedness can be incurred under the credit facilities following the payment, and certain financial tests are satisfied.

Asset Dispositions

The restrictions on asset sales imposed by our material indebtedness have not affected our strategy of divesting non-core businesses, and those divestitures have not affected our ability to comply with those restrictions.

COMMITMENTS AND CONTINGENT LIABILITIES

Contractual Obligations

The following table presents our contractual obligations and commitments to make future payments as of December 31, 2009:

	Payment Due by Period as of December 31, 2009						
(In millions)	Total	2010	2011	2012	2013	2014	Beyond 2014
Debt Obligations(1)	$ 4,502	$ 335	$ 986	$ 93	$ 23	$1,207	$1,858
Capital Lease Obligations(2)	18	3	3	3	9	—	—
Interest Payments(3)	1,401	279	252	189	185	166	330
Operating Leases(4)	1,361	302	254	197	152	108	348
Pension Benefits(5)	2,702	350	588	713	563	488	N/A
Other Postretirement Benefits(6)	464	57	55	52	49	46	205
Workers' Compensation(7)	404	75	51	38	29	23	188
Binding Commitments(8)	1,382	1,237	108	17	11	5	4
Uncertain Income Tax Positions(9)	66	35	4	26	—	—	1
	$12,300	$2,673	$2,301	$1,328	$1,021	$2,043	$2,934

(1) Debt obligations include Notes payable and overdrafts.

(2) The minimum lease payments for capital lease obligations is $23 million.

(3) These amounts represent future interest payments related to our existing debt obligations and capital leases based on fixed and variable interest rates specified in the associated debt and lease agreements. Payments related to variable rate debt are based on the six-month LIBOR rate at December 31, 2009 plus the specified margin in the associated debt agreements for each period presented. The amounts provided relate only to existing debt obligations and do not assume the refinancing or replacement of such debt.

(4) Operating lease obligations have not been reduced by minimum sublease rentals of $43 million, $33 million, $24 million, $18 million, $9 million, and $10 million in each of the periods above, respectively, for a total of $137 million. Payments, net of minimum sublease rentals, total $1,224 million. The present value of the net operating lease payments is $898 million. The operating leases relate to, among other things, real estate, vehicles, data processing equipment and miscellaneous other assets. No asset is leased from any related party.

(5) The obligation related to pension benefits is actuarially determined and is reflective of obligations as of December 31, 2009. Although subject to change, the amounts set forth in the table for 2010, 2011 and 2012 represent the midpoint of the range of our estimated minimum funding requirements for domestic defined benefit pension plans under current ERISA law; and the midpoint of the range of our expected contributions to our funded non-U.S. pension plans, plus expected cash funding of direct participant payments to our domestic and non-U.S. pension plans. For years after 2012, the amounts shown in the table represent the midpoint of the range of our estimated minimum funding requirements for our domestic defined benefit pension plans, plus expected cash funding of direct participant payments to our domestic and non-U.S. pension plans, and do not include estimates for contributions to our funded non-U.S. pension plans.

The expected contributions for our domestic plans are based upon a number of assumptions, including:

- Projected Target Liability interest rate of 6.60% for 2010, 6.15% for 2011, 5.63% for 2012, 5.79% for 2013 and 5.94% for 2014, and
- plan asset returns of 8.5% for 2010 and beyond.

Future contributions are also affected by other factors such as:

- future interest rate levels,
- the amount and timing of asset returns,

- how contributions in excess of the minimum requirements could impact the amounts and timing of future contributions, and
- any changes to current law which would grant additional funding relief for defined benefit plan sponsors.

(6) The payments presented above are expected payments for the next 10 years. The payments for other postretirement benefits reflect the estimated benefit payments of the plans using the provisions currently in effect. Under the relevant summary plan descriptions or plan documents we have the right to modify or terminate the plans. The obligation related to other postretirement benefits is actuarially determined on an annual basis. The estimated payments have been reduced to reflect the provisions of the Medicare Prescription Drug Improvement and Modernization Act of 2003.

(7) The payments for workers' compensation obligations are based upon recent historical payment patterns on claims. The present value of anticipated claims payments for workers' compensation is $301 million.

(8) Binding commitments are for raw materials and investments in land, buildings and equipment.

(9) These amounts primarily represent expected payments with interest for uncertain tax positions as of December 31, 2009. We have reflected them in the period in which we believe they will be ultimately settled based upon our experience with these matters.

Additional other long term liabilities include items such as general and product liabilities, environmental liabilities and miscellaneous other long term liabilities. These other liabilities are not contractual obligations by nature. We cannot, with any degree of reliability, determine the years in which these liabilities might ultimately be settled. Accordingly, these other long term liabilities are not included in the above table.

In addition, the following contingent contractual obligations, the amounts of which cannot be estimated, are not included in the table above:

- The terms and conditions of our global alliance with SRI, as set forth in the global alliance agreements between SRI and us, provide for certain minority exit rights available to SRI upon the occurrence of certain events enumerated in the global alliance agreements, including certain bankruptcy events, changes in our control or breaches of the global alliance agreements. SRI's exit rights, in the event of the occurrence of a triggering event and the subsequent exercise of SRI's exit rights, could require us to make a substantial payment to acquire SRI's minority interests in GDTE and GDTNA following the determination of the fair value of SRI's interests.

- Pursuant to certain long term agreements, we will purchase minimum amounts of various raw materials and finished goods at agreed upon base prices that are subject to periodic adjustments for changes in raw material costs and market price adjustments, or in quantities that are subject to periodic adjustments for changes in our production levels.

We do not engage in the trading of commodity contracts or any related derivative contracts. We generally purchase raw materials and energy through short term, intermediate and long term supply contracts at fixed prices or at formula prices related to market prices or negotiated prices. We may, however, from time to time, enter into contracts to hedge our energy costs.

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has:

- made guarantees,
- retained or held a contingent interest in transferred assets,
- undertaken an obligation under certain derivative instruments, or
- undertaken any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.

We have entered into certain arrangements under which we have provided guarantees that are off-balance sheet arrangements. Those guarantees totaled approximately $40 million at December 31, 2009 and expire at various times through 2023. For further information about our guarantees, refer to the Note to the Consolidated Financial Statements No. 20, Commitments and Contingent Liabilities.

FORWARD-LOOKING INFORMATION — SAFE HARBOR STATEMENT

Certain information in this Annual Report (other than historical data and information) may constitute forward-looking statements regarding events and trends that may affect our future operating results and financial position. The words "estimate," "expect," "intend" and "project," as well as other words or expressions of similar meaning, are intended to identify forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report. Such statements are based on current expectations and assumptions, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including:

- deteriorating economic conditions in any of our major markets, or an inability to access capital markets when necessary, may materially adversely affect our operating results, financial condition and liquidity;
- if we do not achieve projected savings from various cost reduction initiatives or successfully implement other strategic initiatives our operating results, financial condition and liquidity may be materially adversely affected;
- we face significant global competition, increasingly from lower cost manufacturers, and our market share could decline;
- our pension plans are significantly underfunded and further increases in the underfunded status of the plans could significantly increase the amount of our required contributions and pension expenses;
- higher raw material and energy costs may materially adversely affect our operating results and financial condition;
- work stoppages, financial difficulties or supply disruptions at our major OE customers, dealers or suppliers could harm our business;
- continued pricing pressures from vehicle manufacturers may materially adversely affect our business;
- if we experience a labor strike, work stoppage or other similar event our financial position, results of operations and liquidity could be materially adversely affected;
- our long term ability to meet current obligations and to repay maturing indebtedness is dependent on our ability to access capital markets in the future and to improve our operating results;
- the challenges of the present business environment may cause a material reduction in our liquidity as a result of an adverse change in our cash flow from operations;
- we have a substantial amount of debt, which could restrict our growth, place us at a competitive disadvantage or otherwise materially adversely affect our financial health;
- any failure to be in compliance with any material provision or covenant of our secured credit facilities could have a material adverse effect on our liquidity and our results of operations;
- our capital expenditures may not be adequate to maintain our competitive position and may not be implemented in a timely or cost-effective manner;
- our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly;
- we have substantial fixed costs and, as a result, our operating income fluctuates disproportionately with changes in our net sales;
- we may incur significant costs in connection with product liability and other tort claims;
- our reserves for product liability and other tort claims and our recorded insurance assets are subject to various uncertainties, the outcome of which may result in our actual costs being significantly higher than the amounts recorded;

- we may be required to provide letters of credit or post cash collateral if we are subject to a significant adverse judgment or if we are unable to obtain surety bonds, which may have a material adverse effect on our liquidity;
- we are subject to extensive government regulations that may materially adversely affect our operating results;
- our international operations have certain risks that may materially adversely affect our operating results;
- we have foreign currency translation and transaction risks that may materially adversely affect our operating results;
- the terms and conditions of our global alliance with SRI provide for certain exit rights available to SRI upon the occurrence of certain events, which could require us to make a substantial payment to acquire SRI's minority interests in GDTE and GDTNA following the determination of the fair value of those interests.
- if we are unable to attract and retain key personnel, our business could be materially adversely affected; and
- we may be impacted by economic and supply disruptions associated with events beyond our control, such as war, acts of terror, political unrest, public health concerns, labor disputes or natural disasters.

It is not possible to foresee or identify all such factors. We will not revise or update any forward-looking statement or disclose any facts, events or circumstances that occur after the date hereof that may affect the accuracy of any forward-looking statement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Commodity Price Risk

The raw materials costs to which our operations are principally exposed include the cost of natural rubber, synthetic rubber, carbon black, fabrics, steel cord and other petrochemical-based commodities. Approximately two-thirds of our raw materials are oil-based derivatives, whose cost may be affected by fluctuations in the price of oil. We currently do not hedge commodity prices. We do, however, use various strategies to partially offset cost increases for raw materials, including centralizing purchases of raw materials through our global procurement organization in an effort to leverage our purchasing power and expand our capabilities to substitute lower-cost raw materials.

Interest Rate Risk

We continuously monitor our fixed and floating rate debt mix. Within defined limitations, we manage the mix using refinancing and unleveraged interest rate swaps. We will enter into fixed and floating interest rate swaps to alter our exposure to the impact of changing interest rates on consolidated results of operations and future cash outflows for interest. Fixed rate swaps are used to reduce our risk of increased interest costs during periods of rising interest rates, and are normally designated as cash flow hedges. Floating rate swaps are used to convert the fixed rates of long term borrowings into short term variable rates, and are normally designated as fair value hedges. Interest rate swap contracts are thus used to separate interest rate risk management from debt funding decisions. At December 31, 2009, 44% of our debt was at variable interest rates averaging 3.13% compared to 68% at an average rate of 3.83% at December 31, 2008. We also have from time to time entered into interest rate lock contracts to hedge the risk-free component of anticipated debt issuances.

We may also enter into interest rate contracts that change the basis of our floating interest rate exposure. There were no interest rate contracts at December 31, 2009. There was one such interest rate contract outstanding at December 31, 2008. In October 2008, we entered into a basis swap contract under which we paid six-month LIBOR and received one-month LIBOR plus a premium. The notional principal amount of the swap was $1.2 billion and it matured in October 2009. During 2009, the weighted average interest rates paid and received were 2.35% and 0.83%, respectively. During 2008, the weighted average interest rates paid and received were 3.48% and 2.60%, respectively. Fair value gains and losses on the contract are recorded in Other Expense. The fair value of the contract at December 31, 2008 was a liability of $10 million.

The following table presents information about long term fixed rate debt, excluding capital leases, at December 31:

(In millions)	2009	2008
Carrying amount — liability	$2,442	$1,514
Fair value — liability	2,532	1,207
Pro forma fair value — liability	2,601	1,241

The pro forma information assumes a 100 basis point decrease in market interest rates at December 31 of each year, and reflects the estimated fair value of fixed rate debt outstanding at that date under that assumption. The sensitivity of our fixed rate debt to changes in interest rates was determined using current market pricing models.

Foreign Currency Exchange Risk

We enter into foreign currency contracts in order to reduce the impact of changes in foreign exchange rates on our consolidated results of operations and future foreign currency-denominated cash flows. Foreign currency forward and option contracts reduce exposure to currency movements affecting existing foreign currency-denominated assets, liabilities, firm commitments and forecasted transactions resulting primarily from trade receivables and payables, equipment acquisitions, intercompany loans and royalty agreements, and forecasted purchases and sales. Contracts hedging short-term trade receivables and payables normally have no hedging designation.

The following table presents foreign currency derivative information at December 31:

(In millions)	2009	2008
Fair value — asset (liability)	$22	$(23)
Pro forma decrease in fair value	(106)	(106)
Contract maturities	1/10 - 10/19	1/09 - 10/19

The pro forma decrease in fair value assumes a 10% adverse change in underlying foreign exchange rates at December 31 of each year, and reflects the estimated change in the fair value of positions outstanding at that date under that assumption. The sensitivity of our foreign currency positions to changes in exchange rates was determined using current market pricing models.

Fair values are recognized on the Consolidated Balance Sheets at December 31 as follows:

(In millions)	2009	2008
Asset (liability):		
Accounts receivable	$27	$ 3
Other Assets	1	1
Other current liabilities	(6)	(27)

The counterparties to our interest rate and foreign exchange contracts were substantial and creditworthy multinational commercial banks or other financial institutions that are recognized market makers. We control our credit exposure by diversifying across multiple counterparties and by setting counterparty credit limits based on long term credit ratings and other indicators of counterparty credit risk such as credit default swap spreads. We also enter into master netting agreements with counterparties when possible. Based on our analysis, we consider the risk of counterparty nonperformance associated with these contracts to be remote. However, the inability of a counterparty to fulfill its obligations when due could have a material effect on our consolidated financial position, results of operations or liquidity in the period in which it occurs.

For further information on interest rate contracts and foreign currency contracts, refer to the Note to the Consolidated Financial Statements No. 12, Financing Arrangements and Derivative Financial Instruments.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)	Year Ended December 31, 2009	2008	2007
Net Sales	$16,301	$19,488	$19,644
Cost of Goods Sold	13,676	16,139	15,911
Selling, Administrative and General Expense	2,404	2,600	2,762
Rationalizations (Note 2)	227	184	49
Interest Expense (Note 16)	311	320	468
Other Expense (Note 3)	40	59	9
(Loss) Income from Continuing Operations before Income Taxes	(357)	186	445
United States and Foreign Taxes (Note 15)	7	209	255
(Loss) Income from Continuing Operations	(364)	(23)	190
Discontinued Operations (Note 18)	—	—	463
Net (Loss) Income	(364)	(23)	653
Less: Minority Shareholders' Net Income	11	54	70
Goodyear Net (Loss) Income	$ (375)	$ (77)	$ 583
Goodyear Per Share Amounts:			
Per Basic Share:			
(Loss) Income from Continuing Operations	$ (1.55)	$ (0.32)	$ 0.60
Discontinued Operations	—	—	2.30
Goodyear Net (Loss) Income	$ (1.55)	$ (0.32)	$ 2.90
Weighted Average Shares Outstanding (Note 4)	241	241	201
Per Diluted Share:			
(Loss) Income from Continuing Operations	$ (1.55)	$ (0.32)	$ 0.59
Discontinued Operations	—	—	2.25
Goodyear Net (Loss) Income	$ (1.55)	$ (0.32)	$ 2.84
Weighted Average Shares Outstanding (Note 4)	241	241	205
Amounts Attributable to Goodyear:			
(Loss) Income from Continuing Operations	$ (375)	$ (77)	$ 120
Discontinued Operations	—	—	463
Goodyear Net (Loss) Income	$ (375)	$ (77)	$ 583

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	December 31, 2009	December 31, 2008
Assets		
Current Assets:		
Cash and Cash Equivalents (Note 1)	$ 1,922	$ 1,894
Accounts Receivable (Note 5)	2,540	2,517
Inventories (Note 6)	2,443	3,592
Prepaid Expenses and Other Current Assets (Note 8)	320	307
Total Current Assets	7,225	8,310
Goodwill (Note 7)	706	683
Intangible Assets (Note 7)	164	160
Deferred Income Taxes (Note 15)	43	54
Other Assets (Note 8)	429	385
Property, Plant and Equipment (Note 9)	5,843	5,634
Total Assets	$14,410	$15,226
Liabilities		
Current Liabilities:		
Accounts Payable-Trade	$ 2,278	$ 2,529
Compensation and Benefits (Notes 13 and 14)	635	625
Other Current Liabilities	844	778
Notes Payable and Overdrafts (Note 12)	224	265
Long Term Debt and Capital Leases due Within One Year (Note 12)	114	582
Total Current Liabilities	4,095	4,779
Long Term Debt and Capital Leases (Note 12)	4,182	4,132
Compensation and Benefits (Notes 13 and 14)	3,526	3,487
Deferred and Other Noncurrent Income Taxes (Note 15)	235	193
Other Long Term Liabilities	793	763
Total Liabilities	12,831	13,354
Commitments and Contingent Liabilities (Note 20)	—	—
Minority Shareholders' Equity (Note 1)	593	619
Shareholders' Equity		
Goodyear Shareholders' Equity		
Preferred Stock, no par value:		
Authorized, 50,000,000 shares, unissued	—	—
Common Stock, no par value:		
Authorized, 450,000,000 shares		
Outstanding shares, 242,202,419 (241,289,921 in 2008)	242	241
Capital Surplus	2,783	2,764
Retained Earnings	1,082	1,463
Accumulated Other Comprehensive Loss (Note 19)	(3,372)	(3,446)
Goodyear Shareholders' Equity	735	1,022
Minority Shareholders' Equity — Nonredeemable	251	231
Total Shareholders' Equity	986	1,253
Total Liabilities and Shareholders' Equity	$14,410	$15,226

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

(Dollars in millions)	Common Stock Shares	Common Stock Amount	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Goodyear Shareholders' Equity (Deficit)	Minority Shareholders' Equity — Non-Redeemable	Total Shareholders' Equity (Deficit)
Balance at December 31, 2006 as reported								
(after deducting 17,459,698 treasury shares)	178,218,970	$178	$1,427	$ 968	$(3,331)	$ (758)	$254	$ (504)
Adjustment for adoption of accounting standard on convertible debt (Note 1)	—	—	60	(43)	—	17	—	17
Balance at December 31, 2006 as restated								
(after deducting 17,459,698 treasury shares)	178,218,970	178	1,487	925	(3,331)	(741)	254	(487)
Adjustment for adoption of accounting standard on uncertain tax positions (Note 15)				32		32	—	32
Comprehensive income (loss):								
Net income				583		583	22	605
Foreign currency translation (net of tax of $1)					482	482	33	515
Reclassification adjustment for amounts recognized in income (net of tax of $0)					(13)	(13)	—	(13)
Prior service credit from defined benefit plan amendments (net of tax of $0)					488	488	—	488
Amortization of prior service cost and unrecognized gains and losses included in net periodic benefit cost (net of tax of $8)					154	154	—	154
Decrease in net actuarial losses (net of tax of $12)					445	445	—	445
Immediate recognition of prior service cost and unrecognized gains and losses due to curtailments, settlements and divestitures (net of tax of $10)					137	137	—	137
Unrealized investment loss (net of tax of $0)					(14)	(14)	—	(14)
Other comprehensive income (loss)						1,679	33	1,712
Total comprehensive income (loss)						2,262	55	2,317
Issuance of shares for public equity offering (Note 21)	26,136,363	26	808			834	—	834
Issuance of shares for conversion of debt (Note 4)	28,728,852	29	309			338	—	338
Transactions between Goodyear and minority shareholders							(9)	(9)
Common stock issued from treasury:								
Stock-based compensation plans (Note 13)	7,038,189	7	96			103	—	103
Stock-based compensation			22			22	—	22
Balance at December 31, 2007								
(after deducting 10,438,287 treasury shares)	240,122,374	$240	$2,722	$1,540	$(1,652)	$2,850	$300	$3,150

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT) — (Continued)

(Dollars in millions)	Common Stock Shares	Common Stock Amount	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Goodyear Shareholders' Equity	Minority Shareholders' Equity — Non-Redeemable	Total Shareholders' Equity
Balance at December 31, 2007 (after deducting 10,438,287 treasury shares)	240,122,374	$240	$2,722	$1,540	$(1,652)	$ 2,850	$300	$ 3,150
Comprehensive income (loss):								
Net (loss) income				(77)		(77)	25	(52)
Foreign currency translation (net of tax of $0)					(488)	(488)	(25)	(513)
Reclassification adjustment for amounts recognized in income (net of tax of $0)					(15)	(15)	—	(15)
Amortization of prior service cost and unrecognized gains and losses included in net periodic benefit cost (net of tax of $8)					99	99	—	99
Increase in net actuarial losses (net of tax of $11)					(1,452)	(1,452)	—	(1,452)
Immediate recognition of prior service cost and unrecognized gains and losses due to curtailments and settlements (net of tax of $0)					67	67	—	67
Unrealized investment loss (net of tax of $0)					(5)	(5)		(5)
Other comprehensive income (loss)						(1,794)	(25)	(1,819)
Total comprehensive income (loss)						(1,871)	—	(1,871)
Issuance of shares for conversion of debt (Note 4)	328,954	—	4			4	—	4
Transactions between Goodyear and minority shareholders							(69)	(69)
Common stock issued from treasury:								
Stock-based compensation plans (Note 13)	838,593	1	4			5	—	5
Stock-based compensation			34			34	—	34
Balance at December 31, 2008 (after deducting 9,599,694 treasury shares)	241,289,921	$241	$2,764	$1,463	$(3,446)	$ 1,022	$231	$ 1,253

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT) — (Continued)

(Dollars in millions)	Common Stock Shares	Common Stock Amount	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Goodyear Shareholders' Equity	Minority Shareholders' Equity — Non-Redeemable	Total Shareholders' Equity
Balance at December 31, 2008 (after deducting 9,599,694 treasury shares)	241,289,921	$241	$2,764	$1,463	$(3,446)	$1,022	$231	$1,253
Comprehensive income (loss):								
Net (loss) income				(375)		(375)	28	(347)
Foreign currency translation (net of tax of $22)					217	217	7	224
Reclassification adjustment for amounts recognized in income (net of tax of $0)					(17)	(17)	—	(17)
Amortization of prior service cost and unrecognized gains and losses included in net periodic benefit cost (net of tax of $57)					121	121	—	121
Increase in net actuarial losses (net of tax of $(19))					(277)	(277)	—	(277)
Immediate recognition of prior service cost and unrecognized gains and losses due to curtailments and settlements (net of tax of $1)					43	43	—	43
Prior service cost from plan amendments (net of tax of $7)					(16)	(16)		(16)
Unrealized investment loss (net of tax benefit of $2)					3	3		3
Other comprehensive income (loss)						74	7	81
Total comprehensive income (loss)						(301)	35	(266)
Transactions between Goodyear and minority shareholders							(15)	(15)
Common stock issued from treasury:								
Stock-based compensation plans (Note 13)	912,498	1	1			2	—	2
Other			18	(6)		12	—	12
Balance at December 31, 2009 (after deducting 8,687,196 treasury shares)	242,202,419	$242	$2,783	$1,082	$(3,372)	$ 735	$251	$ 986

The following table presents changes in Minority Equity presented outside of Shareholders' Equity:

(In millions)	2009	2008	2007
Balance at beginning of year	$619	$703	$623
Comprehensive income (loss):			
Net (loss) income	(17)	29	48
Foreign currency translation (net of tax of $0)	27	(73)	76
Prior service cost from defined benefit plan amendment (net of tax of $0)	(1)	—	3
Amortization of prior service cost and unrecognized gains and losses included in net benefit cost (net of tax of $0 in 2009, $3 in 2008 and $0 in 2007)	7	7	14
(Increase) decrease in net actuarial losses (net of tax of $0 in 2009, $0 in 2008 and $9 in 2007)	(59)	10	28
Immediate recognition of prior service cost and unrecognized gains and losses due to curtailments, settlements and divestitures (net of tax of $0)	11	(11)	2
Total comprehensive income (loss)	(32)	(38)	171
Transactions between Goodyear and minority shareholders	—	(46)	(91)
Other	6	—	—
Balance at end of year	$593	$619	$703

Consolidated comprehensive income (loss) was ($298) million, ($1,909) million and $2,488 million in 2009, 2008 and 2007, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Year Ended December 31, 2009	2008	2007
Cash Flows from Operating Activities:			
Net (Loss) Income	$ (364)	$ (23)	$ 653
Less: Discontinued Operations	—	—	463
(Loss) Income from Continuing Operations	(364)	(23)	190
Adjustments to reconcile net (loss) income from continuing operations to cash flows from operating activities:			
Depreciation and amortization	636	660	614
Amortization and write-off of debt issuance costs	20	26	47
Net rationalization charges (Note 2)	227	184	49
Net gains on asset sales (Note 3)	30	(53)	(15)
VEBA funding	—	(1,007)	—
Pension contributions and direct payments	(430)	(364)	(719)
Rationalization payments	(200)	(84)	(75)
Customer prepayments and government grants	14	105	9
Changes in operating assets and liabilities, net of asset acquisitions and dispositions:			
Accounts receivable	139	294	(104)
Inventories	1,265	(700)	(395)
Accounts payable — trade	(323)	279	295
Compensation and benefits	287	(31)	292
Other current liabilities	24	(58)	(113)
Other assets and liabilities	(28)	33	17
Total operating cash flows from continuing operations	1,297	(739)	92
Operating cash flows from discontinued operations	—	—	13
Total Cash Flows from Operating Activities	1,297	(739)	105
Cash Flows from Investing Activities:			
Capital expenditures	(746)	(1,049)	(739)
Asset dispositions	43	58	107
Investment in The Reserve Primary Fund	—	(360)	—
Return of investment in The Reserve Primary Fund	47	284	—
Other transactions	(7)	9	26
Total investing cash flows from continuing operations	(663)	(1,058)	(606)
Investing cash flows from discontinued operations	—	—	1,435
Total Cash Flows from Investing Activities	(663)	(1,058)	829
Cash Flows from Financing Activities:			
Short term debt and overdrafts incurred	85	97	21
Short term debt and overdrafts paid	(186)	(31)	(81)
Long term debt incurred	2,026	1,780	142
Long term debt paid	(2,544)	(1,459)	(2,327)
Common stock issued (Notes 13 and 21)	2	5	937
Transactions with minority interests in subsidiaries	(15)	(139)	(100)
Debt related costs and other transactions	(22)	11	(18)
Total financing cash flows from continuing operations	(654)	264	(1,426)
Financing cash flows from discontinued operations	—	—	(9)
Total Cash Flows from Financing Activities	(654)	264	(1,435)
Net Change in Cash of Discontinued Operations	—	—	27
Effect of Exchange Rate Changes on Cash and Cash Equivalents	48	(36)	75
Net Change in Cash and Cash Equivalents	28	(1,569)	(399)
Cash and Cash Equivalents at Beginning of the Year	1,894	3,463	3,862
Cash and Cash Equivalents at End of the Year	$ 1,922	$ 1,894	$ 3,463

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Accounting Policies

A summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements follows:

Basis of Presentation

We have evaluated the impact of subsequent events on these consolidated financial statements through the time of filing our Annual Report on Form 10-K on February 18, 2010.

We have adopted the new standard pertaining to accounting for convertible debt instruments that may be settled in cash upon conversion, effective January 1, 2009. This standard specifies that issuers of convertible debt instruments that may be settled in cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate. In July 2004, we issued $350 million of 4% convertible senior notes due 2034, and subsequently exchanged $346 million of those notes for common stock and a cash payment in December 2007. The remaining notes were converted into common stock in May 2008. The adoption of this standard resulted in a $62 million reclassification in our consolidated statements of shareholders' equity by decreasing retained earnings and increasing capital surplus at December 31, 2008, however the adoption did not impact our financial position. Goodyear income from continuing operations and net income were reduced by $19 million ($0.10 per share) in 2007, primarily due to increased interest expense. The impact on diluted per share amounts in 2007 was mitigated, however, as the number of weighted average diluted shares outstanding in 2007 was reduced due to the convertible notes becoming antidilutive as a result of the adoption of the new standard. For 2007, Goodyear income from continuing operations per diluted share decreased by $0.06, income from discontinued operations per diluted share increased by $0.25, and Goodyear net income per diluted share increased by $0.19. Prior period information presented in this Annual Report has been restated for the adoption of this standard, where required.

We also have adopted the new standard pertaining to accounting and reporting for noncontrolling interests (i.e., minority interests) in a subsidiary, including changes in a parent's ownership interest in a subsidiary. The standard was effective January 1, 2009 and requires, among other things, that nonredeemable noncontrolling interests in subsidiaries be classified as shareholders' equity. In addition, the acquisition or sale of a noncontrolling interest in a subsidiary when the parent maintains control is accounted for as an equity transaction, and the cash flows associated with these transactions are classified as financing activities in the Consolidated Statements of Cash Flows. Prior period information presented in this Annual Report has been restated for the adoption of this standard, where required.

We are a party to shareholder agreements concerning certain of our less-than-wholly-owned consolidated subsidiaries. Under the terms of certain of these agreements, the minority shareholders have the right to require us to purchase their ownership interests in the respective subsidiaries if there is a change in control of Goodyear or a bankruptcy of Goodyear. Accordingly, we have reported the minority equity in those subsidiaries outside of shareholders' equity.

Principles of Consolidation

The consolidated financial statements include the accounts of all majority-owned subsidiaries and variable interest entities in which it is has been determined that we are the primary beneficiary. Investments in companies in which we do not own a majority and we have the ability to exercise significant influence over operating and financial policies are accounted for using the equity method. Investments in other companies are carried at cost. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to:

- recoverability of intangibles and other long-lived assets,
- deferred tax asset valuation allowances and uncertain income tax positions,
- workers' compensation,
- general and product liabilities and other litigation,
- pension and other postretirement benefits, and
- various other operating allowances and accruals, based on currently available information.

Changes in facts and circumstances may alter such estimates and affect results of operations and financial position in future periods.

Revenue Recognition and Accounts Receivable Valuation

Revenues are recognized when finished products are shipped to unaffiliated customers, both title and the risks and rewards of ownership are transferred or services have been rendered and accepted, and collectibility is reasonably assured. A provision for sales returns, discounts and allowances is recorded at the time of sale. Appropriate provisions are made for uncollectible accounts based on historical loss experience, portfolio duration, economic conditions and credit risk quality. The adequacy of the allowances are assessed quarterly.

Shipping and Handling Fees and Costs

Costs incurred for transportation of products to customers are recorded as a component of Cost of Goods Sold ("CGS").

Research and Development Costs

Research and development costs include, among other things, materials, equipment, compensation and contract services. These costs are expensed as incurred and included as a component of CGS. Research and development expenditures were $337 million, $366 million and $372 million in 2009, 2008 and 2007, respectively.

Warranty

Warranties are provided on the sale of certain of our products and services and an accrual for estimated future claims is recorded at the time revenue is recognized. Tire replacement under most of the warranties we offer is on a prorated basis. Warranty reserves are based on past claims experience, sales history and other considerations. Refer to Note 20.

Environmental Cleanup Matters

We expense environmental costs related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. We determine our liability on a site by site basis and record a liability at the time when it is probable and can be reasonably estimated. Our estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. Our estimated liability is not discounted or reduced for possible recoveries from insurance carriers. Refer to Note 20.

Legal Costs

We record a liability for estimated legal and defense costs related to pending general and product liability claims, environmental matters and workers' compensation claims. Refer to Note 20.

Advertising Costs

Costs incurred for producing and communicating advertising are generally expensed when incurred as a component of Selling, Administrative and General Expense ("SAG"). Costs incurred under our cooperative advertising program with dealers and franchisees are generally recorded as reductions of sales as related revenues are recognized. Advertising costs, including costs for our cooperative advertising programs with dealers and franchisees, were $294 million, $373 million and $394 million in 2009, 2008 and 2007, respectively.

Rationalizations

We record costs for rationalization actions implemented to reduce excess and high-cost manufacturing capacity, and to reduce associate headcount. Associate-related costs include severance, supplemental unemployment compensation and benefits, medical benefits, pension curtailments, postretirement benefits, and other termination benefits. Other costs generally include non-cancelable lease costs, contract terminations, and moving and relocation costs. Rationalization charges related to accelerated depreciation and asset impairments are recorded in CGS or SAG. Refer to Note 2.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured under applicable tax laws. The effect on deferred tax assets or liabilities of a change in the tax law or tax rate is recognized in the period the change is enacted. Valuation allowances are recorded to reduce net deferred tax assets to the amount that is more likely than not to be realized. The calculation of our tax liabilities also involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain income tax positions based on our estimate of whether additional taxes will be required. We also report interest and penalties related to uncertain income tax positions as income taxes. Refer to Note 15.

Cash and Cash Equivalents/Consolidated Statements of Cash Flows

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less. Substantially all of our cash and short-term investment securities are held with investment-grade rated counterparties. At December 31, 2009, our cash investments with any single counterparty did not exceed $250 million.

Cash flows associated with derivative financial instruments designated as hedges of identifiable transactions or events are classified in the same category as the cash flows from the related hedged items. Cash flows associated with derivative financial instruments not designated as hedges are classified as operating activities. Book overdrafts are recorded within Accounts payable-trade and totaled $78 million and $97 million at December 31, 2009 and 2008, respectively. Bank overdrafts are recorded within Notes payable and overdrafts. Cash flows associated with book and bank overdrafts are classified as financing activities. Investing activities excluded $25 million, $33 million and $132 million of accrued capital expenditures in 2009, 2008 and 2007, respectively. Non-cash financing activities in 2007 included the issuance of 28.7 million shares of our common stock in exchange for approximately $346 million principal amount of our 4% convertible senior notes due 2034.

Restricted Net Assets

In certain countries where we operate, transfers of funds into or out of such countries by way of dividends, loans or advances are generally or periodically subject to various restrictive governmental regulations. In addition, certain of our credit agreements and other debt instruments restrict the ability of foreign subsidiaries to make cash distributions. At December 31, 2009, approximately $563 million of net assets were subject to such restrictions.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out or the average cost method. Costs include direct material, direct labor and applicable manufacturing and engineering overhead. We allocate fixed manufacturing overheads based on normal production capacity and recognize abnormal manufacturing costs as period costs. We determine a provision for excess and obsolete inventory based on management's review of inventories on hand compared to estimated future usage and sales. Refer to Note 6.

Goodwill and Other Intangible Assets

Goodwill is recorded when the cost of acquired businesses exceeds the fair value of the identifiable net assets acquired. Goodwill and intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually or when events or circumstances indicate that impairment may have occurred. Annually, we perform the impairment tests for goodwill and intangible assets with indefinite useful lives as of July 31. The impairment test for goodwill uses a discounted cash flow approach. In addition, the carrying amount of goodwill and intangible assets with indefinite useful lives is reviewed whenever events or circumstances indicated that revisions might be warranted. Goodwill and intangible assets with indefinite useful lives would be written down to fair value if considered impaired. Intangible assets with finite useful lives are amortized to their estimated residual values over such finite lives, and reviewed for impairment whenever events or circumstances warrant such a review. Costs of acquisition, renewal and extension of intangible assets are capitalized. There are no significant renewal or extension provisions associated with our intangible assets. Refer to Note 7.

Investments

Investments in marketable securities are stated at fair value. Fair value is determined using quoted market prices at the end of the reporting period and, when appropriate, exchange rates at that date. Unrealized gains and losses on marketable securities classified as available-for-sale are recorded in Accumulated Other Comprehensive Loss ("AOCL"), net of tax. We regularly review our investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the Consolidated Statements of Operations. Refer to Notes 8 and 19.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method. Additions and improvements that substantially extend the useful life of property, plant and equipment, and interest costs incurred during the construction period of major projects are capitalized. Repair and maintenance costs are expensed as incurred. Property, plant and equipment are depreciated to their estimated residual values over their estimated useful lives, and reviewed for impairment whenever events or circumstances warrant such a review. Refer to Notes 9 and 16.

Foreign Currency Translation

Financial statements of international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for revenues, expenses, gains and losses. Transaction gains and losses are recorded in the Consolidated Statement of Operations.

Translation adjustments are recorded as AOCL. Income taxes are generally not provided for foreign currency translation adjustments.

Derivative Financial Instruments and Hedging Activities

To qualify for hedge accounting, hedging instruments must be designated as hedges and meet defined correlation and effectiveness criteria. These criteria require that the anticipated cash flows and/or changes in fair value of the hedging instrument substantially offset those of the position being hedged.

Derivative contracts are reported at fair value on the Consolidated Balance Sheets as both current and long term Accounts Receivable or Other Liabilities. Deferred gains and losses on contracts designated as cash flow hedges are recorded net of tax in AOCL. Ineffectiveness in hedging relationships is recorded in Other Expense in the current period.

Interest Rate Contracts — Gains and losses on contracts designated as cash flow hedges are initially deferred and recorded in AOCL. Amounts are transferred from AOCL and recognized in income as Interest Expense in the same period that the hedged item is recognized in income. Gains and losses on contracts designated as fair value hedges are recognized in income in the current period as Interest Expense. Gains and losses on contracts with no hedging designation are recorded in the current period in Other Expense.

Foreign Currency Contracts — Gains and losses on contracts designated as cash flow hedges are initially deferred and recorded in AOCL. Amounts are transferred from AOCL and recognized in income in the same period and on the same line that the hedged item is recognized in income. Gains and losses on contracts designated as fair value hedges, excluding premiums, are recorded in Other Expense in the current period. Gains and losses on contracts with no hedging designation are recorded in Other Expense in the current period. We do not include premiums paid on forward currency contracts in our assessment of hedge effectiveness. Premiums on contracts designated as hedges are recognized in Other Expense over the life of the contract.

Net Investment Hedging — Nonderivative instruments denominated in foreign currencies are used from time to time to hedge net investments in foreign subsidiaries. Gains and losses on these instruments are deferred and recorded in AOCL as Foreign Currency Translation Adjustments. These gains and losses are only recognized in income upon the complete or partial sale of the related investment or the complete liquidation of the investment.

Termination of Contracts — Gains and losses (including deferred gains and losses in AOCL) are recognized in Other Expense when contracts are terminated concurrently with the termination of the hedged position. To the extent that such position remains outstanding, gains and losses are amortized to Interest Expense or to Other Expense over the remaining life of that position. Gains and losses on contracts that we temporarily continue to hold after the early termination of a hedged position, or that otherwise no longer qualify for hedge accounting, are recognized in income in Other Expense.

Refer to Note 12.

Stock-Based Compensation

We measure compensation cost arising from the grant of share-based awards to employees at fair value and recognize such cost in income over the period during which the service is provided, usually the vesting period. We recognize compensation expense using the straight-line approach. We estimate fair value using the Black-Scholes valuation model. Assumptions used to estimate the compensation expense are determined as follows:

- Expected term is determined using a weighted average of the contractual term and vesting period of the award under the simplified method, as historical data was not sufficient to provide a reasonable estimate;
- Expected volatility is measured using the weighted average of historical daily changes in the market price of our common stock over the expected term of the award and implied volatility calculated for our exchange traded options with an expiration date greater than one year;

- Risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a remaining maturity equal to the expected term of the awards; and
- Forfeitures are based substantially on the history of cancellations of similar awards granted in prior years.

Refer to Note 13.

Earnings Per Share of Common Stock

Basic earnings per share are computed based on the weighted average number of common shares outstanding. Diluted earnings per share primarily reflects the dilutive impact of outstanding stock options and contingently convertible debt, regardless of whether the provisions of the contingent features had been met. All earnings per share amounts in these notes to the consolidated financial statements are diluted, unless otherwise noted. Refer to Note 4.

Fair Value Measurements

Valuation Hierarchy

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date.

- Level 1 — Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 — Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 — Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Valuation methodologies used for assets and liabilities measured at fair value are as follows.

Investments

Where quoted prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, fair values are estimated using quoted prices of securities with similar characteristics or inputs other than quoted prices that are observable for the security, and would be classified within Level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities would be classified within Level 3 of the valuation hierarchy.

Derivative Financial Instruments

Exchange-traded derivative financial instruments that are valued using quoted prices would be classified within Level 1 of the valuation hierarchy. Derivative financial instruments valued using internally-developed models that use as their basis readily observable market parameters are classified within Level 2 of the valuation hierarchy. Derivative financial instruments that are valued based upon models with significant unobservable market parameters, and that are normally traded less actively, would be classified within Level 3 of the valuation hierarchy.

Refer to Notes 11 and 14.

Reclassifications

Certain items previously reported in specific financial statement captions have been reclassified to conform to the 2009 presentation.

Recently Issued Accounting Pronouncements

In June 2009 the FASB issued a new standard pertaining to the consolidation of variable interest entities that requires an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. This standard also requires an ongoing reassessment of the primary beneficiary of the variable interest entity and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This standard is effective for fiscal years beginning after November 15, 2009. The adoption of this standard effective January 1, 2010 will not have a material impact on our consolidated financial statements.

In June 2009 the FASB issued a new standard pertaining to accounting for transfers of financial assets that removes the concept of a qualifying special-purpose entity from accounting for transfers and servicing of financial assets and extinguishment of liabilities. This standard also clarifies the requirements for transfers of financial assets that are eligible for sale accounting. This standard is effective for fiscal years beginning after November 15, 2009. The adoption of this standard effective January 1, 2010 will not have a material impact on our consolidated financial statements.

Note 2. Costs Associated with Rationalization Programs

To maintain global competitiveness, we have implemented rationalization actions over the past several years to reduce excess and high-cost manufacturing capacity and to reduce associate headcount. The net rationalization charges included in (Loss) Income from Continuing Operations before Income Taxes are as follows:

(In millions)	2009	2008	2007
New charges	$246	$192	$ 63
Reversals	(19)	(8)	(14)
	$227	$184	$ 49

The following table presents the roll-forward of the liability balance between periods:

(In millions)	Associate-related Costs	Other Than Associate-related Costs	Total
Balance at December 31, 2006	$ 77	$ 20	$ 97
2007 charges	36	27	63
Incurred	(45)	(39)	(84)
Reversed to the Statement of Operations	(12)	(2)	(14)
Balance at December 31, 2007	56	6	62
2008 charges	152	40	192
Incurred	(87)	(23)	(110)
Reversed to the Statement of Operations	(3)	(5)	(8)
Balance at December 31, 2008	118	18	136
2009 charges	217	29	246
Incurred	(199)	(19)	(218)
Reversed to the Statement of Operations	(16)	(3)	(19)
Balance at December 31, 2009	$ 120	$ 25	$ 145

The rationalization actions taken in 2009 were initiated to reduce our cost structure as a result of lower sales demand due to the global economic slowdown. North American Tire initiated manufacturing headcount reductions at several facilities, including Union City, Tennessee; Danville, Virginia and Topeka, Kansas, to respond to lower production demand. Additional salaried headcount reductions were initiated at our corporate offices in Akron, Ohio, in North American Tire and throughout EMEA. We also initiated the discontinuation of consumer tire production at one of our facilities in Amiens, France. Latin American Tire initiated manufacturing headcount reductions at each of its two facilities in Brazil.

During 2009, net rationalization charges of $227 million were recorded. New charges of $246 million were comprised of $208 million for plans initiated in 2009 and $38 million for plans initiated in 2008 and prior years. New charges for the 2009 plans consist of $194 million of associate-related costs and $14 million primarily for other exit costs and non-cancelable lease costs. These amounts include $202 million related to future cash outflows and $6 million for pension settlements and curtailments. Approximately 4,100 associates will be released under 2009 plans, of which 3,300 were released by December 31, 2009. The $38 million of new charges for 2008 and prior year plans consist of $23 million of associate-related costs and $15 million primarily for other exit costs and non-cancelable lease costs. These amounts include $27 million related to future cash outflows and $11 million for other non-cash exit costs, including $8 million for pension settlements and curtailments. The net charges in 2009 also included the reversal of $19 million of charges for actions no longer needed for their originally-intended purposes.

The accrual balance of $145 million at December 31, 2009 consists of $120 million for associate severance costs that are expected to be substantially utilized within the next twelve months and $25 million primarily for long term non-cancelable lease costs.

Asset write-offs and accelerated depreciation charges of $43 million were recorded in CGS in 2009 and related primarily to the closure of our Las Pinas, Philippines and Somerton, Australia tire manufacturing facilities and the discontinuation of a line of tires at one of our plants in North America.

Rationalization actions in 2008 consisted primarily of the closure of the Somerton, Australia tire manufacturing facility, closure of the Tyler, Texas mix center, and our plan to exit 92 of our underperforming retail stores in the U.S. Other rationalization actions in 2008 related to plans to reduce manufacturing, selling, administrative and general expenses through headcount reductions in all of our strategic business units.

During 2008, net rationalization charges of $184 million were recorded. New charges of $192 million were comprised of $142 million for plans initiated in 2008, consisting of $118 million for associate severance costs and $24 million for other exit and non-cancelable lease costs, and $50 million for plans initiated in 2007 and prior years, consisting of $34 million for associate severance costs and $16 million for other exit and non-cancelable lease costs. The net charges in 2008 also included the reversal of $8 million of charges for actions no longer needed for their originally intended purposes. Approximately 3,100 associates will be released under 2008 plans, of which 2,900 were released by December 31, 2009, including 1,400 in 2009.

Asset write-offs and accelerated depreciation charges of $28 million were recorded in CGS in 2008, related primarily to the closure of the Somerton, Australia tire manufacturing facility and the Tyler, Texas mix center.

Rationalization actions in 2007 consisted primarily of a decision to reduce tire production at two facilities in Amiens, France in EMEA. Other rationalization actions in 2007 related to plans to reduce manufacturing, selling, administrative and general expenses through headcount reductions in several strategic business units.

During 2007, net rationalization charges of $49 million were recorded. New charges of $63 million were comprised of $28 million for plans initiated in 2007, primarily related to associate severance costs, and $35 million for plans initiated in 2006, consisting of $9 million for associate severance costs and $26 million for other exit and non-cancelable lease costs. The net charges in 2007 also included the reversal of $14 million of charges for actions no longer needed for their originally intended purposes. Approximately 700 associates were to be released under programs initiated in 2007, of which approximately 500 were released by December 31, 2009, including 100 in 2009.

Asset write-offs and accelerated depreciation charges of $37 million were recorded in CGS in 2007, primarily for fixed assets taken out of service in connection with the elimination of tire production at our Tyler, Texas and Valleyfield, Quebec facilities in our North American Tire Segment.

Note 3. Other Expense

(In millions) (Income)Expense	2009	2008	2007
Interest income	$(17)	$(68)	$(128)
Net losses (gains) on asset sales	30	(53)	(15)
Financing fees and financial instruments	39	97	107
General and product liability — discontinued products	9	30	15
Foreign currency exchange	7	57	31
Royalty income	(28)	(32)	(15)
Subsidiary liquidation loss	18	16	—
Net (insurance proceeds)/fire loss expense	(26)	3	12
Miscellaneous	8	9	2
	$ 40	$ 59	$ 9

Interest income consisted primarily of amounts earned on cash deposits, and has declined each year since 2007 due primarily to lower average cash balances and interest rates.

Net losses on asset sales in 2009 of $30 million were due primarily to the sale of properties in Akron, Ohio.

Net gains on asset sales in 2008 were $53 million and included a gain of $20 million on the sale of property in EMEA, a gain of $10 million on the sale of property, buildings and equipment in Asia Pacific Tire, a gain of $11 million on the sale of property in North American Tire, a gain of $5 million on the sale of property and buildings in Latin American Tire, and net gains of $7 million on the sales of other assets in North American Tire.

Net gains on asset sales in 2007 were $15 million and included a gain of $19 million on the sale of our Washington, UK facility in EMEA, a gain of $19 million on the sale of warehouses and other property and equipment in North American Tire, a gain of $7 million on the sale of property in Asia Pacific Tire, and net gains of $6 million on the sales of other assets primarily in EMEA and North American Tire. Net gains were partially offset by the loss of $36 million on the sale of substantially all of the assets of North American Tire's tire and wheel assembly operation in the fourth quarter of 2007.

Financing fees and financial instruments expense was $39 million in 2009, compared to $97 million in 2008 and $107 million in 2007. These expenses include the amortization of deferred financing fees, commitment fees and charges incurred as a result of financing transactions. Charges in 2008 included $43 million related to the redemption of $650 million of long term debt, $10 million related to an interest rate basis swap and a $5 million valuation allowance on our investment in The Reserve Primary Fund. Charges in 2007 included $33 million related to the redemption of $315 million of long term debt, $17 million related to the exchange offer for our outstanding 4% convertible senior notes and $14 million of debt issuance costs written-off in connection with refinancing activities.

General and product liability-discontinued products includes charges for claims against us related primarily to asbestos personal injury claims, net of probable insurance recoveries. We recorded $24 million, $28 million and $25 million of expense related to asbestos claims in 2009, 2008 and 2007, respectively. In addition, we recorded $10 million, $1 million and $14 million of income related to probable insurance recoveries in those respective years. We also recorded a gain of $4 million in 2009 on a related insurance settlement.

Foreign currency exchange losses were higher in 2008 and 2007, compared to 2009, due to the weakening of various currencies against the U.S. dollar.

Royalty income is derived primarily from licensing arrangements related to divested businesses, and increased from 2007 due to the recognition of deferred income from a trademark licensing agreement related to our Engineered Products business that was divested in 2007.

We liquidated our subsidiary in Guatemala in 2009 and our subsidiary in Jamaica in 2008 and recognized losses of $18 million and $16 million, respectively, due primarily to accumulated foreign currency translation losses.

In 2007, there was a fire in our Thailand facility, which resulted in a loss of $12 million, net of insurance proceeds. In 2009, we recognized an additional $26 million of insurance proceeds in income related to the settlement of a claim as a result of the fire.

Note 4. Per Share of Common Stock

Basic earnings per share have been computed based on the weighted average number of common shares outstanding. Diluted earnings per share are calculated to reflect the potential dilution that could occur if securities or other contracts were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

There were contingent conversion features included in the indenture governing our $350 million 4% convertible senior notes due 2034 (the "convertible notes"), issued on July 2, 2004. On December 10, 2007, $346 million of convertible notes were exchanged for approximately 28.7 million shares of Goodyear common stock plus a cash payment. During the second quarter of 2008, the remaining $4 million of convertible notes were converted into approximately 0.3 million shares of Goodyear common stock.

The following table presents the number of incremental weighted average shares outstanding used in computing diluted per share amounts:

	2009	2008	2007
Weighted average shares outstanding — basic	241,474,810	240,692,524	200,933,767
Stock options and other dilutive securities	—	—	4,114,743
Weighted average shares outstanding — diluted	241,474,810	240,692,524	205,048,510

Weighted average shares outstanding — diluted for 2009 and 2008 exclude the effects of approximately 4 million and 6 million potential common shares related to options with exercise prices less than the average market price of our common stock (i.e., "in-the-money" options), as their inclusion would have been anti-dilutive due to the Goodyear net loss in 2009 and 2008.

Additionally, weighted average shares outstanding — diluted exclude approximately 11 million, 9 million and 6 million potential common shares related to options with exercise prices greater than the average market price of our common stock (i.e., "underwater" options), for 2009, 2008 and 2007, respectively.

Note 5. Accounts Receivable

(In millions)	2009	2008
Accounts receivable	$2,650	$2,610
Allowance for doubtful accounts	(110)	(93)
	$2,540	$2,517

Note 6. Inventories

(In millions)	2009	2008
Raw materials	$ 483	$ 714
Work in process	138	119
Finished products	1,822	2,759
	$2,443	$3,592

Note 7. Goodwill and Intangible Assets

The following table presents the net carrying amount of goodwill allocated by reporting unit, and changes during 2009:

(In millions)	Balance at December 31, 2008	Divestitures	Translation	Balance at December 31, 2009
North American Tire	$ 94	$—	$—	$ 94
Europe, Middle East and Africa Tire	522	(1)	18	539
Asia Pacific Tire	67	—	6	73
	$683	$ (1)	$24	$706

The following table presents the net carrying amount of goodwill allocated by reporting unit, and changes during 2008:

(In millions)	Balance at December 31, 2007	Purchase Price Allocation	Divestitures	Translation	Balance at December 31, 2008
North American Tire	$ 94	$—	$—	$ —	$ 94
Europe, Middle East and Africa Tire	547	28	(1)	(52)	522
Asia Pacific Tire	72	—	—	(5)	67
	$713	$28	$ (1)	$(57)	$683

In March 2008, we acquired an additional 6.12% ownership interest in our tire manufacturing subsidiary in Poland by purchasing outstanding shares held by minority shareholders for $46 million. As a result of the acquisition, we recorded goodwill totaling $28 million.

We have not recorded any goodwill impairment charges since we began annual goodwill impairment testing.

The following table presents information about intangible assets:

	2009			2008		
(In millions)	Gross Carrying Amount(1)	Accumulated Amortization(1)	Net Carrying Amount	Gross Carrying Amount(1)	Accumulated Amortization(1)	Net Carrying Amount
Intangible assets with indefinite lives	$129	$ (7)	$122	$128	$ (6)	$122
Trademarks and patents	19	(5)	14	36	(21)	15
Other intangible assets	35	(7)	28	29	(6)	23
	$183	$(19)	$164	$193	$(33)	$160

(1) Includes impact of foreign currency translation.

Intangible assets are primarily comprised of the right to use certain brand names and trademarks on a non-competitive basis related to our global alliance with Sumitomo Rubber Industries, Ltd.

Amortization expense for intangible assets totaled $3 million, $3 million and $4 million in 2009, 2008 and 2007, respectively. We estimate that annual amortization expense related to intangible assets will be approximately $3 million during each of the next five years and the weighted average remaining amortization period is approximately 24 years.

Our annual impairment analysis for 2009 and 2008 indicated no impairment of goodwill or intangible assets with indefinite lives. In addition, there were no events or circumstances that indicated the impairment test should be re-performed for goodwill or for intangible assets with indefinite lives for any segment at December 31, 2009.

Note 8. Other Assets and Investments

We owned 3,421,306 shares of Sumitomo Rubber Industries, Ltd. ("SRI") at December 31, 2009 and 2008 (the "Sumitomo Investment"). The fair value of the Sumitomo Investment was $30 million and $29 million at December 31, 2009 and 2008, respectively, and was included in Other Assets. We have classified the Sumitomo Investment as available-for-sale. At December 31, 2009, AOCL included gross unrealized holding gains on the Sumitomo Investment of $13 million ($15 million after-tax), compared to $13 million ($14 million after-tax) at December 31, 2008.

In March 2008, we acquired an additional 6.12% ownership interest in our tire manufacturing subsidiary in Poland by purchasing outstanding shares held by minority shareholders for $46 million. In October 2008, we acquired the remaining 25% ownership interest in Goodyear Dalian Tire Company Ltd., our tire manufacturing and distribution subsidiary in China. The amount of our additional investment and the impact on our results of operations and financial position were not material. We finalized purchase accounting in 2008 for both acquisitions.

Dividends received from our consolidated subsidiaries were $129 million, $209 million and $562 million in 2009, 2008 and 2007, respectively. Dividends received from our affiliates accounted for using the equity method were $3 million in 2009, 2008 and 2007.

During 2008, we had a net cash outflow of $76 million related to funds invested in The Reserve Primary Fund due to the temporary delay in accessing our cash. During 2009, we received additional redemptions of $47 million bringing our investment at December 31, 2009 to $24 million, net of a $5 million valuation allowance.

Note 9. Property, Plant and Equipment

	2009			2008		
(In millions)	Owned	Capital Leases	Total	Owned	Capital Leases	Total
Property, plant and equipment, at cost:						
Land	$ 409	$ 4	$ 413	$ 429	$ 4	$ 433
Buildings	1,807	53	1,860	1,847	62	1,909
Machinery and equipment	11,252	86	11,338	10,604	93	10,697
Construction in progress	692	—	692	748	—	748
	14,160	143	14,303	13,628	159	13,787
Accumulated depreciation	(8,528)	(98)	(8,626)	(8,213)	(97)	(8,310)
	5,632	45	5,677	5,415	62	5,477
Spare parts	166	—	166	157	—	157
	$ 5,798	$ 45	$ 5,843	$ 5,572	$ 62	$ 5,634

The range of useful lives of property used in arriving at the annual amount of depreciation provided are as follows: buildings and improvements, 5 to 45 years; machinery and equipment, 3 to 40 years.

Note 10. Leased Assets

Net rental expense comprised the following:

(In millions)	2009	2008	2007
Gross rental expense	$382	$383	$372
Sublease rental income	(67)	(68)	(70)
	$315	$315	$302

We enter into leases primarily for our wholesale and retail distribution facilities, vehicles, and data processing equipment under varying terms and conditions. Many of the leases require us to pay taxes assessed against leased property and the cost of insurance and maintenance. A portion of our domestic retail distribution network is sublet to independent dealers.

While substantially all subleases and some operating leases are cancelable for periods beyond 2010, management expects that in the normal course of its business nearly all of its independent dealer distribution network will be actively operated. As leases and subleases for existing locations expire, we would normally expect to evaluate such leases and either renew the leases or substitute another more favorable retail location.

The following table presents minimum future lease payments:

(In millions)	2010	2011	2012	2013	2014	2015 and Beyond	Total
Capital Leases							
Minimum lease payments	$ 5	$ 5	$ 4	$ 9	$ —	$ —	$ 23
Imputed interest	(2)	(2)	(1)	—	—	—	(5)
Present value	$ 3	$ 3	$ 3	$ 9	$ —	$ —	$ 18
Operating Leases							
Minimum lease payments	$302	$254	$197	$152	$108	$348	$1,361
Minimum sublease rentals	(43)	(33)	(24)	(18)	(9)	(10)	(137)
	$259	$221	$173	$134	$ 99	$338	1,224
Imputed interest							(326)
Present value							$ 898

Note 11. Fair Value Measurements

The following table presents information about assets and liabilities recorded at fair value at December 31, 2009 and 2008, on the Consolidated Balance Sheet:

(In millions) December 31,	Total Carrying Value in the Consolidated Balance Sheet		Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
	2009	2008	2009	2008	2009	2008	2009	2008
Assets:								
Investments	$32	$38	$32	$38	$—	$—	$—	$—
Derivative Financial Instruments	28	4	—	—	27	3	1	1
Total Assets at Fair Value	$60	$42	$32	$38	$27	$ 3	$ 1	$ 1
Liabilities:								
Derivative Financial Instruments	$ 6	$37	$—	$—	$ 6	$27	$—	$10
Total Liabilities at Fair Value	$ 6	$37	$—	$—	$ 6	$27	$—	$10

Derivative financial instrument valuations classified as Level 3 at December 31, 2009 include embedded currency derivatives in long-term operating leases. The valuation of the embedded currency derivatives is based on an extrapolation of forward rates to the assumed expiration of the leases. Realized and unrealized gains and losses are included in Other Expense. A reconciliation of the fair value of instruments classified as Level 3 follows:

(In millions)	2009	2008
Asset (liability)		
Balance at beginning of period	$ (9)	$ 6
Realized/unrealized gains and (losses)	10	(15)
Balance at end of period	$ 1	$ (9)

The following table presents supplemental fair value information about long term fixed rate and variable rate debt, excluding capital leases, at December 31. The fair value was estimated using quoted market prices or discounted future cash flows.

(In millions)	2009	2008
Fixed Rate Debt:		
Carrying amount — liability	$2,442	$1,514
Fair value — liability	2,532	1,207
Variable Rate Debt:		
Carrying amount — liability	$1,836	$3,164
Fair value — liability	1,752	2,531

Note 12. Financing Arrangements and Derivative Financial Instruments

At December 31, 2009, we had total credit arrangements totaling $7,579 million, of which $2,567 million were unused.

Notes Payable and Overdrafts, Long Term Debt and Capital Leases due Within One Year and Short Term Financing Arrangements

At December 31, 2009, we had short term committed and uncommitted credit arrangements totaling $533 million, of which $309 million were unused. These arrangements are available primarily to certain of our international subsidiaries through various banks at quoted market interest rates. There are no commitment fees associated with these arrangements.

The following table presents amounts due within one year at December 31:

(In millions)	2009	2008
Notes payable and overdrafts	$ 224	$ 265
Weighted average interest rate	4.84%	6.33%
Long term debt and capital leases due within one year:		
Floating rate notes due 2009	$ —	$ 498
Other (including capital leases)	114	84
	$ 114	$ 582
Weighted average interest rate	4.78%	6.28%
Total obligations due within one year	$ 338	$ 847

Long Term Debt and Capital Leases and Financing Arrangements

At December 31, 2009, we had long term credit arrangements totaling $7,046 million, of which $2,258 million were unused.

The following table presents long term debt and capital leases, net of unamortized discounts, and interest rates at December 31:

(In millions)	2009	Interest Rate	2008	Interest Rate
Notes:				
Floating rate notes due 2009	$ —	—	$ 498	6.29%
7.857% due 2011	650	7.857%	650	7.857%
8.625% due 2011	325	8.625%	325	8.625%
9% due 2015	260	9%	260	9%
10.5% due 2016	961	10.5%	—	—
7% due 2028	149	7%	149	7%
Credit Facilities:				
€505 million revolving credit facility due 2012	—	—	182	4.75%
$1.5 billion first lien revolving credit facility due 2013	—	—	700	1.73%
$1.2 billion second lien term loan facility due 2014	1,200	2.34%	1,200	2.22%
Pan-European accounts receivable facility due 2015	437	3.58%	483	5.81%
Other domestic and international debt(1)	296	5.87%	231	7.54%
	4,278		4,678	
Capital lease obligations	18		36	
	4,296		4,714	
Less portion due within one year	(114)		(582)	
	$4,182		$4,132	

(1) Interest rates are weighted average interest rates.

NOTES

$500 Million Senior Floating Rate Notes due 2009

During the fourth quarter of 2009, we repaid our $500 million senior floating rate notes at their maturity.

$650 Million 7.857% Notes due 2011

At December 31, 2009, $650 million of our 7.857% notes due in 2011 were outstanding. These notes are unsecured senior obligations and will mature on August 15, 2011.

We have the option to redeem these notes, in whole or in part, at any time at a redemption price equal to the greater of 100% of the principal amount thereof or the sum of the present values of the remaining scheduled payments thereon, discounted using a defined treasury rate plus 35 basis points, plus in either case accrued and unpaid interest to the redemption date.

The terms of the indenture for these notes, among other things, limit our ability and the ability of certain of our subsidiaries to (i) incur secured debt, (ii) engage in sale and leaseback transactions, and (iii) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications.

On February 2, 2010, we commenced an offer to exchange our outstanding 7.857% Notes due 2011 for up to $702 million in aggregate principal amount of a new series of 8.75% Notes due 2020. Concurrent with the exchange offer, we are soliciting consents from the holders of the 7.857% Notes due 2011 to amend the terms of the indenture that governs those notes. The proposed amendments, if adopted, would delete many of the restrictive covenants and certain events of default in the indenture governing those notes. The exchange offer and consent solicitation will expire on March 2, 2010, unless extended or earlier terminated by us. The completion of the exchange offer and consent solicitation is subject to the satisfaction of certain conditions, including that we receive valid tenders, not validly withdrawn, of at least $260 million in aggregate principal amount of the 7.857% Notes due 2011.

$325 Million 8.625% Senior Notes due 2011

At December 31, 2009, $325 million of our 8.625% senior notes due in 2011 were outstanding. These notes are unsecured senior obligations, are guaranteed by our U.S. and Canadian subsidiaries that also guarantee our obligations under our senior secured credit facilities, and will mature on December 1, 2011.

We have the option to redeem these notes, in whole or in part, at any time on or after December 1, 2009 at a redemption price of 104.313% and 102.156% during the 12-month periods commencing on December 1, 2009 and 2010, respectively, plus accrued and unpaid interest to the redemption date.

The terms of the indenture for these notes, among other things, limit our ability and the ability of certain of our subsidiaries to (i) incur additional debt or issue redeemable preferred stock, (ii) pay dividends, or make certain other restricted payments or investments, (iii) incur liens, (iv) sell assets, (v) incur restrictions on the ability of our subsidiaries to pay dividends to us, (vi) enter into affiliate transactions, (vii) engage in sale and leaseback transactions, and (viii) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications. For example, if these notes are assigned an investment grade rating by Moody's and Standard & Poor's ("S&P") and no default has occurred or is continuing, certain covenants will be suspended.

$260 Million 9% Senior Notes due 2015

At December 31, 2009, $260 million of our 9% senior notes due in 2015 were outstanding. These notes are unsecured senior obligations, are guaranteed by our U.S. and Canadian subsidiaries that also guarantee our obligations under our senior secured credit facilities, and will mature on July 1, 2015.

We have the option to redeem these notes, in whole or in part, at any time on or after July 1, 2010 at a redemption price of 104.5%, 103% and 101.5% during the 12-month periods commencing on July 1, 2010, 2011 and 2012, respectively, and on or after July 1, 2013 at a redemption price of 100%, plus accrued and unpaid interest to the redemption date. Prior to July 1, 2010, we may redeem these notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a make-whole premium and accrued and unpaid interest to the redemption date.

The indenture for these notes includes covenants that are substantially similar to those contained in the indenture governing our 8.625% Senior Notes due 2011, described above.

$1.0 Billion 10.5% Senior Notes due 2016

On May 11, 2009, we issued $1.0 billion aggregate principal amount of 10.5% senior notes due 2016, all of which were outstanding as of December 31, 2009. These notes were sold at 95.846% of the principal amount at an effective interest rate of 11.375% and will mature on May 15, 2016. These notes are unsecured senior obligations and are guaranteed by our U.S. and Canadian subsidiaries that also guarantee our obligations under our senior secured credit facilities.

We have the option to redeem these notes, in whole or in part, at any time on or after May 15, 2012 at a redemption price of 107.875%, 105.25%, 102.625% and 100% during the 12-month periods commencing on May 15, 2012, 2013, 2014 and 2015, respectively, plus accrued and unpaid interest to the redemption date. Prior to May 15, 2012, we may redeem these notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a make-whole premium and accrued and unpaid interest to the redemption date. In addition, prior to May 15, 2012, we may redeem up to 35% of the senior notes from the net cash proceeds of certain equity offerings at a redemption price equal to 110.5% of the principal amount plus accrued and unpaid interest to the redemption date.

The indenture for these notes includes covenants that are substantially similar to those contained in the indenture governing our 8.625% Senior Notes due 2011, described above.

$150 Million 7% Notes due 2028

At December 31, 2009, $150 million of our 7% Notes due in 2028 were outstanding. These notes are unsecured senior obligations and will mature on March 15, 2028.

We have the option to redeem these notes, in whole or in part, at any time at a redemption price equal to the greater of 100% of the principal amount thereof or the sum of the present values of the remaining scheduled payments thereon, discounted using a defined treasury rate plus 15 basis points, plus in either case accrued and unpaid interest to the redemption date.

The terms of the indenture for these notes, among other things, limit our ability and the ability of certain of our subsidiaries to (i) incur secured debt, (ii) engage in sale and leaseback transactions, and (iii) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications.

CREDIT FACILITIES

$1.5 Billion Amended and Restated First Lien Revolving Credit Facility due 2013

Our amended and restated first lien revolving credit facility is available in the form of loans or letters of credit, with letter of credit availability limited to $800 million. Subject to the consent of the lenders whose commitments are to be increased, we may request that the facility be increased by up to $250 million. Our obligations under the facility are guaranteed by most of our wholly-owned U.S. and Canadian subsidiaries. Our obligations under the facility and our subsidiaries' obligations under the related guarantees are secured by first priority security interests in collateral that includes, subject to certain exceptions:

- U.S. and Canadian accounts receivable and inventory;
- certain of our U.S. manufacturing facilities;

- equity interests in our U.S. subsidiaries and up to 65% of the equity interests in our foreign subsidiaries, excluding Goodyear Dunlop Tires Europe B.V. ("GDTE") and its subsidiaries; and
- substantially all other tangible and intangible assets, including equipment, contract rights and intellectual property.

Availability under the facility is subject to a borrowing base, which is based on eligible accounts receivable and inventory of The Goodyear Tire & Rubber Company (the "Parent Company") and certain of its U.S. and Canadian subsidiaries, after adjusting for customary factors which are subject to modification from time to time by the administrative agent and the majority lenders at their discretion (not to be exercised unreasonably). Modifications are based on the results of periodic collateral and borrowing base evaluations and appraisals. To the extent that our eligible accounts receivable and inventory decline, our borrowing base will decrease and the availability under the facility may decrease below $1.5 billion. In addition, if the amount of outstanding borrowings and letters of credit under the facility exceeds the borrowing base, we are required to prepay borrowings and/or cash collateralize letters of credit sufficient to eliminate the excess. As of December 31, 2009, our borrowing base under this facility was $114 million below the stated amount of $1.5 billion.

The facility, which matures on April 30, 2013, contains certain covenants that, among other things, limit our ability to incur additional debt or issue redeemable preferred stock, make certain restricted payments or investments, incur liens, sell assets (excluding the sale of properties located in Akron, Ohio), incur restrictions on the ability of our subsidiaries to pay dividends to us, enter into affiliate transactions, engage in sale and leaseback transactions, and consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications. In addition, in the event that the availability under the facility plus the aggregate amount of our Available Cash is less than $150 million, we will not be permitted to allow our ratio of EBITDA to Consolidated Interest Expense to be less than 2.0 to 1.0 for any period of four consecutive fiscal quarters. "Available Cash", "EBITDA" and "Consolidated Interest Expense" have the meanings given them in the facility.

The facility has customary representations and warranties including, as a condition to borrowing, that all such representations and warranties are true and correct, in all material respects, on the date of the borrowing, including representations as to no material adverse change in our financial condition since December 31, 2006. The facility also has customary defaults, including a cross-default to material indebtedness of Goodyear and our subsidiaries.

If Available Cash plus the availability under the facility is greater than $400 million, amounts drawn under the facility will bear interest either (i) at a rate of 125 basis points over LIBOR or (ii) 25 basis points over an alternative base rate (the higher of the prime rate or the federal funds rate plus 50 basis points), and undrawn amounts under the facility will be subject to an annual commitment fee of 37.5 basis points. If Available Cash plus the availability under the facility is equal to or less than $400 million, then amounts drawn under the facility will bear interest either (i) at a rate of 150 basis points over LIBOR or (ii) 50 basis points over an alternative base rate, and undrawn amounts under the facility will be subject to an annual commitment fee of 25 basis points.

At December 31, 2009, we had no borrowings and $494 million of letters of credit issued under the revolving credit facility. At December 31, 2008, we had $700 million outstanding and $497 million of letters of credit issued under the revolving credit facility.

$1.2 Billion Amended and Restated Second Lien Term Loan Facility due 2014

Our amended and restated second lien term loan facility is subject to the consent of the lenders making additional term loans, whereby, we may request that the facility be increased by up to $300 million. Our obligations under this facility are guaranteed by most of our wholly-owned U.S. and Canadian subsidiaries and are secured by second priority security interests in the same collateral securing the $1.5 billion first lien credit facility. The second lien term loan facility, which matures on April 30, 2014, contains covenants, representations, warranties and defaults similar to those in the $1.5 billion first lien credit facility. However, if our Pro Forma Senior Secured Leverage Ratio (the ratio of Consolidated Net Secured Indebtedness to EBITDA) for any period of four consecutive fiscal quarters is greater than 3.0 to 1.0, before we may use cash proceeds from certain asset sales to repay any junior lien, senior unsecured or subordinated indebtedness, we must first offer to prepay borrowings under the second lien term loan facility. "Pro Forma Senior Secured Leverage Ratio," "Consolidated Net Secured Indebtedness" and "EBITDA" have the meanings given them in the facility.

Loans under this facility bear interest, at our option, at LIBOR plus 175 basis points or an alternative base rate plus 75 basis points. If our corporate ratings by Moody's and Standard & Poor's are Ba3 or better and BB- or better, respectively (in each case with at least a stable outlook), then loans under this facility will bear interest, at our option, at LIBOR plus 150 basis points or an alternative base rate plus 50 basis points.

At December 31, 2009 and 2008, this facility was fully drawn.

€505 Million Amended and Restated Senior Secured European and German Revolving Credit Facilities due 2012

Our amended and restated facilities consist of a €155 million German revolving credit facility, which is only available to certain of our German subsidiaries of Goodyear Dunlop Tires Europe B.V. ("GDTE") (collectively, "German borrowers") and a €350 million European revolving credit facility, which is available to the same German borrowers and to GDTE and certain of its other subsidiaries, with a €125 million sublimit for non-German borrowers and a €50 million letter of credit sublimit. Goodyear and its subsidiaries that guarantee our U.S. facilities provide unsecured guarantees to support the German and European revolving credit facilities and GDTE and certain of its subsidiaries in the United Kingdom, Luxembourg, France and Germany also provide guarantees. GDTE's obligations under the facilities and the obligations of its subsidiaries under the related guarantees are secured by first priority security interests in collateral that includes, subject to certain exceptions:

- the capital stock of the principal subsidiaries of GDTE; and
- substantially all the tangible and intangible assets of GDTE and GDTE's subsidiaries in the United Kingdom, Luxembourg, France and Germany, including certain accounts receivable, inventory, real property, equipment, contract rights and cash and cash accounts, but excluding certain accounts receivable and cash accounts in subsidiaries that are or may become parties to securitization programs.

The facilities, which mature on April 30, 2012, contain covenants similar to those in our first lien credit facility, with additional limitations applicable to GDTE and its subsidiaries. In addition, under the facilities we are not permitted to allow GDTE's ratio of Consolidated Net J.V. Indebtedness to Consolidated European J.V. EBITDA to be greater than 3.0 to 1.0 at the end of any fiscal quarter. Consolidated Net J.V. Indebtedness is determined, through March 31, 2011, net of the sum of (1) cash and cash equivalents in excess of $100 million held by GDTE and its subsidiaries, (2) cash and cash equivalents in excess of $150 million held by the Parent Company and its U.S. subsidiaries and (3) availability under our first lien revolving credit facility if the ratio of EBITDA to Consolidated Interest Expense described above under "$1.5 Billion Amended and Restated First Lien Revolving Credit Facility due 2013" is not applicable and the conditions to borrowing under the first lien revolving credit facility are met. Consolidated Net J.V. Indebtedness also excludes loans from other consolidated Goodyear entities. "Consolidated Net J.V. Indebtedness" and "Consolidated European J.V. EBITDA" have the meanings given them in the facilities. Under the revolving credit facilities, we pay an annual commitment fee of 62.5 basis points on the undrawn portion of the commitments and loans bear interest at LIBOR plus 200 basis points for loans denominated in U.S. dollars or pounds sterling and EURIBOR plus 200 basis points for loans denominated in euros.

The above facilities have customary representations and warranties including, as a condition to borrowing, that all such representations and warranties are true and correct, in all material respects, on the date of the borrowing, including representations as to no material adverse change in our financial condition since December 31, 2006. The facilities also have customary defaults, including cross-defaults to material indebtedness of Goodyear and our subsidiaries.

As of December 31, 2009 and December 31, 2008, there were no borrowings under the German revolving credit facility. Under the European revolving credit facility, there were no borrowings as of December 31, 2009 and there were $182 million (€130 million) of borrowings, including $84 million (€60 million) of borrowings by the non-German borrowers, as of December 31, 2008. Letters of credit issued under the European revolving credit facility totaled $14 million (€10 million) as of December 31, 2009 and $16 million (€11 million) as of December 31, 2008.

International Accounts Receivable Securitization Facilities (On-Balance Sheet)

GDTE and certain of its subsidiaries are party to a pan-European accounts receivable securitization facility that provides up to €450 million of funding and expires in 2015. Utilization under this facility is based on current available receivable balances. The facility is subject to customary annual renewal of back-up liquidity commitments. The facility involves an ongoing daily sale of substantially all of the trade accounts receivable of certain GDTE subsidiaries to a bankruptcy-remote French company controlled by one of the liquidity banks in the facility. These subsidiaries retain servicing responsibilities. It is an event of default under the facility if the ratio of GDTE's consolidated net indebtedness to its consolidated EBITDA is greater than 3.00 to 1.00. This financial covenant is substantially similar to the covenant included in the European credit facilities.

As of December 31, 2009 and 2008, the amount available and fully utilized under this program totaled $437 million (€304 million) and $483 million (€346 million), respectively. The program did not qualify for sale accounting, and accordingly, these amounts are included in long term debt and capital leases.

In addition to the pan-European accounts receivable securitization facility discussed above, subsidiaries in Australia have accounts receivable programs totaling $68 million and $61 million at December 31, 2009 and 2008, respectively. These amounts are included in Notes payable and overdrafts.

Other Foreign Credit Facilities

Our Chinese subsidiary has entered into financing agreements in China. These credit facilities provide for availability of up to 3.6 billion renminbi (approximately $530 million at December 31, 2009) and can only be used to finance the relocation and expansion of our manufacturing facility in China. The facilities contain covenants relating to our Chinese subsidiary and have customary representations and warranties and defaults relating to our Chinese subsidiary's ability to perform its obligations under the facilities. The facilities mature in 2016 and principal amortization begins five years after the first borrowing. There were no amounts outstanding at December 31, 2009 and 2008.

Debt Maturities

The annual aggregate maturities of our debt and capital leases for the five years subsequent to December 31, 2009 are presented below. Maturities of debt credit agreements have been reported on the basis that the commitments to lend under these agreements will be terminated effective at the end of their current terms.

(In millions)	2010	2011	2012	2013	2014
Domestic	$ 3	$976	$ 1	$ 4	$1,200
International	111	13	95	28	7
	$114	$989	$96	$32	$1,207

Derivative Financial Instruments

We utilize derivative financial instrument contracts and nonderivative instruments to manage interest rate, foreign exchange and commodity price risks. We have established a control environment that includes policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. Our policy prohibits holding or issuing derivative financial instruments for trading purposes.

Interest Rate Contracts

We manage our fixed and floating rate debt mix, within defined limitations, using refinancings and unleveraged interest rate swaps. We will enter into fixed and floating interest rate swaps to hedge against the effects of adverse changes in interest rates on consolidated results of operations and future cash outflows for interest. Fixed rate swaps are used to reduce our risk of increased interest costs during periods of rising interest rates, and are normally designated as cash flow hedges. Floating rate swaps are used to convert the fixed rates of long term borrowings into short term variable rates, and are normally designated as fair value hedges. We use interest rate swap contracts to separate interest rate risk management from the debt funding decision. At December 31, 2009, 44% of our debt was at variable interest rates averaging 3.13% compared to 68% at an average rate of 3.83% at December 31, 2008. The decrease in the average variable interest rate was due primarily to decreases in the underlying market rates associated with our variable rate debt.

We may also enter into interest rate contracts that change the basis of our floating interest rate exposure. There were no interest rate contracts at December 31, 2009. There was one such interest rate contract outstanding at December 31, 2008. In October 2008, we entered into a basis swap contract under which we paid six-month LIBOR and received one-month LIBOR plus a premium. The notional principal amount of the swap was $1.2 billion and it matured in October 2009. During 2009, the weighted average interest rates paid and received were 2.35% and 0.83%, respectively. During 2008, the weighted average interest rates paid and received were 3.48% and 2.60%, respectively. Fair value gains and losses on the contract are recorded in Other Expense. The fair value of the contract at December 31, 2008 was a liability of $10 million.

Foreign Currency Contracts

We enter into foreign currency contracts in order to reduce the impact of changes in foreign exchange rates on our consolidated results of operations and future foreign currency-denominated cash flows. Foreign currency forward and option contracts reduce exposure to currency movements affecting existing foreign currency-denominated assets, liabilities, firm commitments and forecasted transactions resulting primarily from trade receivables and payables, equipment acquisitions, intercompany loans, royalty agreements and forecasted purchases and sales. Contracts hedging short-term trade receivables and payables normally have no hedging designation. There were no foreign currency contracts designated as hedging instruments as of December 31, 2009. The following table presents foreign currency derivative carrying amounts at December 31:

(In millions)	2009	2008
Carrying amount — asset (liability):		
Accounts receivable	$27	$ 3
Other assets	1	1
Other current liabilities	(6)	(27)

At December 31, 2009 and December 31, 2008, these outstanding foreign currency derivatives had notional amounts of $1,252 million and $1,123 million, respectively, and primarily related to intercompany loans. Net transaction losses on foreign currency derivatives totaled $144 million in 2009 and are reported in Other Expense. These losses were substantially offset in Other Expense by the effect of changing exchange rates on the underlying currency exposures.

The counterparties to our interest rate and foreign exchange contracts were substantial and creditworthy multinational commercial banks or other financial institutions that are recognized market makers. We control our credit exposure by diversifying across multiple counterparties and by setting counterparty credit limits based on long term credit ratings and other indicators of counterparty credit risk such as credit default swap spreads. We also enter into master netting agreements with counterparties when possible. Based on our analysis, we consider the risk of counterparty nonperformance associated with these contracts to be remote. However, the inability of a counterparty to fulfill its obligations when due could have a material adverse effect on our consolidated financial position, results of operations or liquidity in the period in which it occurs.

Note 13. Stock Compensation Plans

Our 1997 Performance Incentive Plan, 2002 Performance Plan and 2005 Performance Plan (collectively the "Plans") permitted grants of performance share units, stock options, stock appreciation rights ("SARs"), and restricted stock to employees. The Plans expired on December 31, 2001, April 15, 2005 and April 26, 2008, respectively, except for grants then outstanding. Our 2008 Performance Plan, which was adopted on April 8, 2008 and is due to expire on April 8, 2018, permits the grant of performance share units, stock options, SARs, restricted stock, restricted stock units, other stock-based grants and awards and cash-based grants and awards to employees and directors of the Company. A maximum of 8,000,000 shares of our common stock may be issued for grants made under the 2008 Performance Plan. Any shares of common stock that are subject to awards of stock options or SARs will be counted as one share for each share granted for purposes of the aggregate share limit and any shares of common stock that are subject to any other awards will be counted as 1.61 shares for each share granted for purposes of the aggregate share limit.

On December 4, 2000, we adopted The Goodyear Tire & Rubber Company Stock Option Plan for Hourly Bargaining Unit Employees and the Hourly and Salaried Employee Stock Option Plan, which permitted the grant of options up to a maximum of 3,500,000 and 600,000 shares of our common stock, respectively. These plans expired on December 31, 2001 and December 31, 2002, respectively, except for options then outstanding. The options granted under these plans were fully vested prior to January 1, 2006.

Shares issued under our stock-based compensation plans are usually issued from shares of our common stock held in treasury.

Stock Options

Grants of stock options and SARs (collectively referred to as "options") under the Plans and the 2008 Performance Plan generally have a graded vesting period of four years whereby one-fourth of the awards vest on each of the first four anniversaries of the grant date, an exercise price equal to the fair market value of one share of our common stock on the date of grant (calculated as the average of the high and low price on that date or, with respect to the 2008 Performance Plan, the closing market price on that date) and a contractual term of ten years. The exercise of tandem SARs cancels an equivalent number of stock options and conversely, the exercise of stock options cancels an equivalent number of tandem SARs. Option grants are cancelled on termination of employment unless termination is due to retirement under certain circumstances, in which case, all outstanding options vest fully on retirement and remain outstanding until the end of their contractual term.

Under the Plans, the exercise of certain stock options through a share swap, whereby the employee exercising the stock options tenders shares of our common stock then owned by such employee towards the exercise price plus taxes, if any, due from such employee, results in an immediate grant of new options (hereinafter referred to as "reload" options) equal to the number of shares so tendered, plus any shares tendered to satisfy the employee's income tax obligations on the transaction. Each such grant of reload options vests on the first anniversary of its respective grant date, has an exercise price equal to the fair market value of one share of our common stock on the date of grant (calculated as the average of the high and low price on that date) and a contractual term equal to the remaining contractual term of the original option. The subsequent exercise of such reload options through a share swap does not result in the grant of any additional reload options. The 2008 Performance Plan does not permit the grant of reload options.

The following table summarizes the activity related to options during 2009:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In millions)
Outstanding at January 1	14,838,930	$20.85		
Options granted	3,328,336	6.32		
Options exercised	(537,510)	10.01		$ 3
Options expired	(2,647,268)	32.31		
Options cancelled	(358,566)	18.18		
Outstanding at December 31	14,623,922	15.94	5.4	37
Vested and expected to vest at December 31	14,091,676	16.05	5.2	34
Exercisable at December 31	9,785,326	17.42	3.9	13
Available for grant at December 31	9,810,373			

The aggregate intrinsic value of options exercised in 2008 was $10 million.

Significant option groups outstanding at December 31, 2009 and related weighted average exercise price and remaining contractual term information follows:

Grant Date	Options Outstanding	Options Exercisable	Exercise Price	Remaining Contractual Term (Years)
2/26/09	2,711,395	109,223	$ 4.81	9.2
2/21/08	1,247,105	382,634	26.74	8.2
2/22/07	1,351,334	764,612	24.71	7.2
12/06/05	896,851	896,851	17.15	5.9
12/09/04	1,681,486	1,681,486	12.54	4.9
12/02/03	918,071	918,071	6.81	3.9
12/03/02	484,548	484,548	7.94	2.9
12/03/01	1,243,055	1,243,055	22.05	1.9
12/04/00	1,586,060	1,586,060	17.68	0.9
All other	2,504,017	1,718,786	(1)	(1)
	14,623,922	9,785,326		

(1) Options in the "All other" category had exercise prices ranging from $5.52 to $36.25. The weighted average exercise price for options outstanding and exercisable in that category was $20.47 and $22.55, respectively, while the remaining weighted average contractual term was 4.5 years and 3.6 years, respectively.

Weighted average grant date fair values of stock options and the assumptions used in estimating those fair values are as follows:

	2009	2008	2007
Weighted average grant date fair value	$4.08	$12.57	$10.62
Black-Scholes model assumptions(1):			
Expected term (years)	5.99	6.03	5.10
Interest rate	2.39%	3.21%	4.61%
Volatility	79.6	47.0	39.2
Dividend yield	—	—	—

(1) We review the assumptions used in our Black-Scholes model in conjunction with estimating the grant date fair value of the annual grants of stock-based awards by our Board of Directors.

Performance Share Units

Performance share units granted under the 2005 and 2008 Performance Plans are earned over a three-year period beginning January 1 of the year of grant. Total units earned may vary between 0% and 200% of the units granted based on the cumulative attainment of performance targets during the related three-year period. The performance targets are established by the Board of Directors. For grants made in 2007 and 2008 under the 2005 and 2008 Performance Plans, half of the units earned will be settled through the payment of cash and are liability classified and the balance will be settled through the issuance of an equivalent number of shares of our common stock and are equity classified. For grants made in 2009 under the 2008 Performance Plan, all of the units earned will be settled through the issuance of an equivalent number of shares of our common stock and are equity classified. Eligible employees may elect to defer receiving the payout of all or a portion of their units earned until termination of employment. For grants made in 2007 and 2008 under the 2005 Performance Plan, each deferred unit equates to one share of our common stock and is payable, at the election of the employee, in cash, shares of our common stock or any combination thereof at the expiration of the deferral period. For grants made in 2008 under the 2008 Performance Plan, each deferred unit equates to one share of our common stock and is payable, 50% in cash and 50% in shares of our common stock at the expiration of the deferral period. For grants made in 2009 under the 2008 Performance Plan, each deferred unit equates to one share of our common stock and is payable 100% in shares of our common stock at the expiration of the deferral period.

The following table summarizes the activity related to performance share units during 2009:

	Number of Shares
Unvested at January 1	1,937,587
Granted	177,514
Vested	(890,318)
Forfeited	(142,933)
Unvested at December 31	1,081,850

Other Information

Stock-based compensation expense, cash payments made to settle SARs and performance share units, and cash received from the exercise of stock options follows:

(In millions)	2009	2008	2007
Stock-based compensation (income) expense recognized	$29	$(15)	$ 59
Tax impact on stock-based compensation (income) expense	(2)	4	(2)
After-tax stock-based compensation (income) expense	$27	$(11)	$ 57
Cash payments to settle SARs and performance share units	$—	$ 1	$ 5
Cash received from stock option exercises	2	5	103

As of December 31, 2009, unearned compensation cost related to the unvested portion of all stock-based awards was approximately $25 million and is expected to be recognized over the remaining vesting period of the respective grants, through December 31, 2013.

Note 14. Pension, Other Postretirement Benefit and Savings Plans

We provide employees with defined benefit pension or defined contribution plans. Our principal domestic hourly pension plans provide benefits based on length of service. Effective August 29, 2009, the domestic hourly pension plans were closed to newly hired employees covered by the United Steelworkers ("USW") master labor contract. The principal domestic salaried pension plans provide benefits based on final five-year average earnings formulas. Salaried employees who made voluntary contributions to these plans receive higher benefits. Effective December 31, 2008, we froze our U.S. salaried pension plans and implemented improvements to our defined contribution savings plan for salaried employees.

In addition, we provide substantially all domestic employees and employees at certain non-U.S. subsidiaries with health care benefits or life insurance benefits upon retirement. Substantial portions of the health care benefits for domestic salaried retirees are not insured and are funded from operations.

Effective August 22, 2008, health care benefits for current and future domestic retirees who were represented by the USW became the responsibility of an independent Voluntary Employees' Beneficiary Association ("VEBA"). We made a one-time cash contribution of $980 million to the VEBA on August 27, 2008 and a one-time cash contribution of $27 million to a VEBA for USW retirees of our former Engineered Products business ("EPD VEBA") on December 4, 2008. As a result of these actions, we remeasured the benefit obligation of the affected plans. The discount rate used to measure the benefit obligations of our U.S. other postretirement health care plans for USW retirees was 6.75% at August 27, 2008, compared to 6.00% at December 31, 2007. The $980 million cash contribution to the VEBA was considered plan assets from August 27, 2008 until the appeals period expired in September 2008.

Responsibility for providing retiree healthcare for current and future domestic USW retirees has been transferred permanently to the VEBA and the EPD VEBA and we recorded a $9 million charge for settlement of the related obligations in 2008, which included $8 million of transaction costs incurred related to the VEBA settlement. The funding of the VEBA and subsequent settlement accounting reduced the OPEB liability by $1,107 million, of which $108 million was previously recognized in accumulated other comprehensive loss. Net postretirement benefit cost recognized in the years ended December 31, 2008 and 2007 for these plans was $67 million and $100 million, respectively.

In 2007, we announced the freeze of our U.S. salaried pension plans and we recognized a curtailment charge of $64 million. In 2007, we also announced changes to our U.S. salaried other postretirement benefit plans, including increasing the amounts that salaried retirees contribute toward the cost of their medical benefits, redesigning retiree medical benefit plans to minimize the cost impact on premiums, and discontinuing company-paid life insurance for retirees.

In 2007, we recognized a settlement charge of $14 million for our U.S. salaried pension plan. This settlement charge resulted from total 2007 lump sum payments from the salaried pension plan exceeding 2007 service and interest cost for the plan. These payments primarily related to employees who terminated service as a result of the sale of our Engineered Products business. As such, $11 million of the charge was included in Discontinued Operations.

We use a December 31 measurement date for all plans.

Total benefits cost and amounts recognized in other comprehensive loss (income) follows:

	Pension Plans								
	U.S.			Non-U.S.			Other Benefits		
(In millions)	2009	2008	2007	2009	2008	2007	2009	2008	2007
Benefits cost:									
Service cost	$ 34	$ 60	$ 84	$ 26	$ 32	$ 41	$ 6	$ 11	$ 14
Interest cost	314	312	306	142	162	152	32	84	109
Expected return on plan assets	(235)	(371)	(351)	(115)	(139)	(130)	(1)	(5)	—
Amortization of prior service cost (credit)	33	36	40	2	2	2	(38)	(19)	(5)
Amortization of net losses	154	38	56	32	49	76	5	7	8
Net periodic cost	300	75	135	87	106	141	4	78	126
Curtailments/settlements	—	5	67	18	3	1	—	9	—
Total benefits cost	$ 300	$ 80	$ 202	$ 105	$ 109	$ 142	$ 4	$ 87	$ 126
Recognized in other comprehensive (income) loss before tax and minority:									
Prior service cost (credit) from plan amendments	$ 21	$ —	$ 10	$ 2	$ —	$ —	$ 1	$ —	$(501)
(Decrease) increase in net actuarial losses	(85)	1,656	(215)	367	(145)	(140)	35	(80)	(139)
Amortization of prior service (cost) credit in net periodic cost	(33)	(36)	(40)	(1)	(2)	(3)	38	19	5
Amortization of net losses in net periodic cost	(154)	(38)	(56)	(30)	(53)	(74)	(5)	(7)	(8)
Immediate recognition of prior service cost and unrecognized gains and losses due to curtailments, settlements and divestitures	—	(4)	(145)	(55)	(2)	(36)	—	(50)	32
Total recognized in other comprehensive (income) loss before tax and minority	(251)	1,578	(446)	283	(202)	(253)	69	(118)	(611)
Total recognized in total benefits cost and other comprehensive (income) loss before tax and minority	$ 49	$1,658	$(244)	$ 388	$ (93)	$(111)	$ 73	$ (31)	$(485)

Other Benefits total benefits (credit) cost was $(10) million, $70 million and $106 million for our U.S. plans in 2009, 2008 and 2007, respectively, and $14 million, $17 million and $20 million for our Non-U.S. plans in 2009, 2008 and 2007, respectively.

We use the fair value of our pension assets in the calculation of pension expense for substantially all of our pension plans.

The estimated prior service cost and net actuarial loss for the defined benefit pension plans that will be amortized from AOCL into benefits cost in 2010 are $31 million and $135 million, respectively, for our U.S. plans and $2 million and $36 million, respectively for our non-U.S. plans.

The estimated prior service credit and net actuarial loss for the postretirement benefit plans that will be amortized from AOCL into benefits cost in 2010 are a benefit of $38 million and expense of $9 million, respectively.

The Medicare Prescription Drug Improvement and Modernization Act provides plan sponsors a federal subsidy for certain qualifying prescription drug benefits covered under the sponsor's postretirement health care plans. Our postretirement benefit costs are presented net of this subsidy.

The change in benefit obligation and plan assets for 2009 and 2008 and the amounts recognized in our Consolidated Balance Sheets at December 31, 2009 and 2008 are as follows:

	Pension Plans					
	U.S.		Non-U.S.		Other Benefits	
(In millions)	2009	2008	2009	2008	2009	2008
Change in benefit obligation:						
Beginning balance	$(5,016)	$(5,105)	$(2,162)	$(2,923)	$(514)	$(1,762)
Newly adopted plans	—	—	(8)	—	—	—
Service cost — benefits earned	(34)	(60)	(26)	(32)	(6)	(11)
Interest cost	(314)	(312)	(142)	(162)	(32)	(84)
Plan amendments	(21)	—	(2)	—	(1)	—
Actuarial (loss) gain	(379)	80	(370)	234	(35)	22
Participant contributions	—	(8)	(3)	(5)	(28)	(47)
Curtailments/settlements	2	10	105	12	—	1,107
Foreign currency translation	—	—	(245)	563	(33)	45
Benefit payments	419	379	138	151	92	216
Ending balance	$(5,343)	$(5,016)	$(2,715)	$(2,162)	$(557)	$ (514)
Change in plan assets:						
Beginning balance	$ 2,887	$ 4,456	$ 1,543	$ 2,110	$ 4	$ 4
Actual return on plan assets	699	(1,366)	197	(138)	1	6
Company contributions to plan assets	230	159	141	149	2	1,009
Cash funding of direct participant payments	17	20	42	36	62	167
Participant contributions	—	8	3	5	28	47
Settlements	(2)	(11)	(61)	(12)	—	(1,012)
Foreign currency translation	—	—	204	(456)	1	(1)
Benefit payments	(419)	(379)	(138)	(151)	(92)	(216)
Ending balance	$ 3,412	$ 2,887	$ 1,931	$ 1,543	$ 6	$ 4
Funded status at end of year	$(1,931)	$(2,129)	$ (784)	$ (619)	$(551)	$ (510)

Other Benefits funded status was $(342) million and $(352) million for our U.S. plans at December 31, 2009 and 2008, respectively, and $(209) million and $(158) million for our Non-U.S. plans at December 31, 2009 and 2008, respectively.

Amounts recognized in the Consolidated Balance Sheets consist of:

	Pension Plans					
	U.S.		Non-U.S.		Other Benefits	
(In millions)	2009	2008	2009	2008	2009	2008
Noncurrent assets	$ —	$ —	$ 39	$ 35	$ —	$ —
Current liabilities	(15)	(17)	(21)	(21)	(55)	(61)
Noncurrent liabilities	(1,916)	(2,112)	(802)	(633)	(496)	(449)
Net amount recognized	$(1,931)	$(2,129)	$(784)	$(619)	$(551)	$(510)

Amounts recognized in accumulated other comprehensive loss, net of tax, consist of:

	Pension Plans					
	U.S.		Non-U.S.		Other Benefits	
(In millions)	2009	2008	2009	2008	2009	2008
Prior service cost (credit)	$ 188	$ 200	$ 10	$ 8	$(279)	$(318)
Net actuarial loss	2,311	2,550	905	624	139	109
Gross amount recognized	2,499	2,750	915	632	(140)	(209)
Deferred income taxes	(132)	(210)	(75)	(68)	—	1
Minority shareholders' equity	(48)	(51)	(145)	(101)	4	5
Net amount recognized	$2,319	$2,489	$ 695	$ 463	$(136)	$(203)

The following table presents significant weighted average assumptions used to determine benefit obligations at December 31:

	Pension Plans		Other Benefits	
	2009	2008	2009	2008
Discount rate:				
— U.S.	5.75%	6.50%	5.45%	6.50%
— Non-U.S.	5.68	6.31	6.79	7.71
Rate of compensation increase:				
— U.S.	N/A	N/A	N/A	N/A
— Non-U.S.	3.94	3.71	4.21	4.20

The following table presents significant weighted average assumptions used to determine benefits cost for the years ended December 31:

	Pension Plans			Other Benefits		
	2009	2008	2007	2009	2008	2007
Discount rate:						
— U.S.	6.50%	6.25%	5.75%	6.50%	6.08%	5.75%
— Non-U.S.	6.31	5.84	5.01	7.71	6.55	5.76
Expected long term return on plan assets:						
— U.S.	8.50	8.50	8.50	N/A	6.75	N/A
— Non-U.S.	6.46	7.03	6.69	11.50	12.00	12.50
Rate of compensation increase:						
— U.S.	N/A	4.04	4.04	N/A	N/A	4.00
— Non-U.S.	3.71	3.81	3.63	4.20	4.26	4.32

For 2009, an assumed discount rate of 6.50% was used for the U.S. pension plans. This rate was developed from a portfolio of bonds from issuers rated AA- or higher by Standard & Poor's as of December 31, 2008, with cash flows similar to the timing of our expected benefit payment cash flows. For our non-U.S. locations, a weighted average discount rate of 6.31% was used. This rate was developed based on the nature of the liabilities and local environments, using available bond indices, yield curves, and long term inflation.

For 2009, an expected long term rate of return of 8.5% was used for the U.S. pension plans. In developing this rate, we evaluated the compound annualized returns of our U.S. pension fund over a period of 15 years or more through December 31, 2009. In addition, we evaluated input from our pension fund consultant on asset class return expectations and long term inflation. For our non-U.S. locations, a weighted average assumed long term rate of return of 6.46% was used. Input from local pension fund consultants concerning asset class return expectations and long term inflation form the basis of this assumption.

The following table presents estimated future benefit payments from the plans as of December 31, 2009. Benefit payments for other postretirement benefits are presented net of retiree contributions:

	Pension Plans		Other Benefits	
(In millions)	U.S.	Non-U.S.	Without Medicare Part D Subsidy	Medicare Part D Subsidy Receipts
2010	$ 416	$160	$ 61	$ (4)
2011	428	148	59	(4)
2012	409	151	56	(4)
2013	404	158	53	(4)
2014	404	163	49	(3)
2015-2019	2,010	881	219	(14)

The following table presents selected information on our pension plans:

	U.S.		Non-U.S.	
(In millions)	2009	2008	2009	2008
All plans:				
Accumulated benefit obligation	$5,336	$5,012	$2,644	$2,038
Plans not fully-funded:				
Projected benefit obligation	$5,343	$5,016	$2,495	$1,815
Accumulated benefit obligation	5,336	5,012	2,440	1,716
Fair value of plan assets	3,412	2,887	1,677	1,164

Certain non-U.S. subsidiaries maintain unfunded pension plans consistent with local practices and requirements. At December 31, 2009, these plans accounted for $266 million of our accumulated pension benefit obligation, $288 million of our projected pension benefit obligation, and $32 million of our AOCL adjustment. At December 31, 2008, these plans accounted for $237 million of our accumulated pension benefit obligation, $254 million of our projected pension benefit obligation, and $24 million of our AOCL adjustment.

We expect to contribute approximately $275 million to $325 million to our funded U.S. and non-U.S. pension plans in 2010.

Assumed health care cost trend rates at December 31 follow:

	2009	2008
Health care cost trend rate assumed for the next year	9%	9.70%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0	5.0
Year that the rate reaches the ultimate trend rate	2014	2014

A 1% change in the assumed health care cost trend would have increased (decreased) the accumulated postretirement benefit obligation at December 31, 2009 and the aggregate service and interest cost for the year then ended as follows:

(In millions)	1% Increase	1% Decrease
Accumulated postretirement benefit obligation	$28	$(25)
Aggregate service and interest cost	3	(2)

Our pension plan weighted average investment allocation at December 31, by asset category, follows:

	U.S.		Non-U.S.	
	2009	2008	2009	2008
Cash and short term securities	4%	1%	4%	5%
Equity securities	64	64	34	31
Debt securities	31	35	61	63
Real estate	1	—	—	1
Other	—	—	1	—
Total	100%	100%	100%	100%

Our pension investment policy recognizes the long term nature of pension liabilities, the benefits of diversification across asset classes and the effects of inflation. The diversified portfolio is designed to maximize returns consistent with levels of liquidity and investment risk that are prudent and reasonable. All assets are managed externally according to target asset allocation guidelines we have established. Manager guidelines prohibit the use of any type of investment derivative without our prior approval. Portfolio risk is controlled by having managers comply with guidelines, establishing the maximum size of any single holding in their portfolios and by using managers with different investment styles. We periodically undertake asset and liability modeling studies to determine the appropriateness of the investments.

The portfolio of our U.S. pension plans includes holdings of domestic, non-U.S., and private equities, global high quality and high yield fixed income securities, and short term interest bearing deposits. The target asset allocation of the U.S. pension fund is 70% equities and 30% fixed income. Actual U.S. pension fund asset allocations are reviewed on a periodic basis and the pension fund is rebalanced to target ranges on an as needed basis.

The portfolios of our non — U.S. pension plans include holdings of domestic and non-U.S. equities, global high quality and high yield fixed income securities, insurance contracts, and short term interest bearing deposits. The weighted average target asset allocation of the non — U.S. pension funds is 30% to 40% equities and 60% to 70% fixed income.

The fair values of our pension plan assets at December 31, 2009, by asset category are as follows:

	Fair Value Measurements at December 31, 2009							
	U.S.				Non-U.S.			
(In millions)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Cash and Short Term Securities	$ 144	$ 127	$ 17	$ —	$ 70	$ 65	$ 5	$—
Equity Securities								
Common and Preferred Stock:								
U.S. Companies	644	644	—	—	1	1	—	—
Non U.S. Companies	689	682	7	—	131	131	—	—
Common/Collective Trusts	693	—	693	—	351	21	330	—
Mutual Funds	13	—	13	—	170	17	153	—
Private Equity Funds	106	—	—	106	—	—	—	—
Debt Securities								
Corporate Bonds	345	—	340	5	18	14	4	—
Government Bonds	368	—	367	1	84	47	37	—
Asset Backed Securities	27	—	26	1	—	—	—	—
Common/Collective Trusts	310	—	309	1	736	—	736	—
Mutual Funds	—	—	—	—	340	47	293	—
Real Estate	18	18	—	—	5	—	5	—
Other Investments	—	—	—	—	24	—	2	22
Total Investments	3,357	$1,471	$1,772	$114	1,930	$343	$1,565	$22
Other	55				1			
Total Plan Assets	$3,412				$1,931			

At December 31, 2009 and 2008, the Plans did not directly hold any of our Common Stock.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Valuation methodologies used for assets and liabilities measured at fair value are as follows:

- *Cash and Short Term Securities:* Cash and cash equivalents are valued at the closing price on the active market based on exchange rate to United States dollar.

- *Equity Securities:* Common and preferred stock are valued at the closing price reported on the active market on which the individual securities are traded. Common/collective trusts are valued at the net asset value of units held at year end, as determined by a pricing vendor or the fund family. Mutual funds are valued at the net asset value of shares held at year end, as determined by the closing price reported on the active market on which the individual securities are traded, or pricing vendor or fund family if an active market is not available. Private equity funds are priced based on valuations using the partnership's available financial statements coinciding with the Company's year end.

- *Debt Securities:* Corporate and government bonds are valued at the closing price reported on the active market on which the individual securities are traded, or based on institutional bid evaluations using proprietary models, if an active market is not available. Common/collective trusts are valued at the net asset value of units held at year end, as determined by a pricing vendor or the fund family. Mutual funds are valued at the net asset value of shares held at year end, as determined by the closing price reported on the active market on which the individual securities are traded, or pricing vendor or fund family if an active market is not available.

- *Real Estate:* Real estate held in real estate investment trusts are valued at the closing price reported on the active market on which the individual securities are traded. Participation in real estate funds are valued at net asset value as determined by the fund manager.

- *Other Investments:* Derivative financial instruments are primarily valued using independent pricing sources which utilize industry standard derivative valuation models. Directed insurance contracts are valued as reported by the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth a summary of changes in fair value of the pension plan investments classified as Level 3 for the year ended December 31, 2009:

	U.S.				Non-U.S.
(In millions)	Private Equity Funds	Corporate Bonds	Asset Backed Securities	Other	Other
Balance, beginning of year	$104	$ 22	$ 5	$ 2	$22
Realized gains (losses)	2	(3)	—	—	—
Unrealized (losses) gains relating to instruments still held at the reporting date	(15)	2	—	—	(1)
Purchases, sales, issuances and settlements (net)	15	(11)	(3)	—	—
Transfers out of Level 3	—	(5)	(1)	—	—
Foreign currency translation	—	—	—	—	1
Balance, end of year	$106	$ 5	$ 1	$ 2	$22

Other postretirement benefit plan assets at December 31, 2009, which relate to a non- U.S. plan, are invested primarily in mutual funds and are considered a Level 1 investment.

Savings Plans

Substantially all employees in the U.S. and employees of certain non-U.S. locations are eligible to participate in a defined contribution savings plan. Expenses recognized for contributions to these plans were $84 million, $37 million and $32 million for 2009, 2008 and 2007, respectively.

Note 15. Income Taxes

The components of (Loss) Income from Continuing Operations before Income Taxes follow:

(In millions)	2009	2008	2007
U.S.	$(631)	$(409)	$(361)
Foreign	274	595	806
	$(357)	$ 186	$ 445

A reconciliation of income taxes at the U.S. statutory rate to income taxes provided on (Loss) Income from Continuing Operations:

(In millions)	2009	2008	2007
U.S. Federal income tax (benefit) expense at the statutory rate of 35%	$(125)	$ 65	$155
Adjustment for foreign income taxed at different rates	(1)	(28)	(25)
U.S. loss with no tax benefit	123	146	129
Foreign operating (income) losses with no tax due to valuation allowances	51	24	(8)
Establishment (Release) of valuation allowances	(22)	1	(8)
Establishment (Resolution) of uncertain tax positions	(18)	2	5
Deferred tax impact of enacted tax rate and law changes	(2)	(2)	3
Other	1	1	4
United States and Foreign Taxes	$ 7	$209	$255

The components of the provision (benefit) for taxes on (Loss) Income from Continuing Operations, by taxing jurisdiction, follow:

(In millions)	2009	2008	2007
Current:			
Federal	$ (8)	$ (7)	$ —
Foreign	144	212	258
State	(3)	2	2
	133	207	260
Deferred:			
Federal	(96)	2	3
Foreign	(31)	—	(1)
State	1	—	(7)
	(126)	2	(5)
United States and Foreign Taxes	$ 7	$209	$255

In 2009, our income tax expense or benefit was allocated among operations and items charged or credited directly to shareholders' equity. Pursuant to this allocation requirement, a $100 million non-cash tax benefit was allocated to the loss from our U.S. operations, with offsetting tax expense allocated to items, primarily attributable to employee benefits, charged directly to shareholders' equity. Income tax expense in 2009 also included net tax benefits of $42 million, primarily related to a $29 million benefit resulting from the release of a valuation allowance on our Australian operations and a $19 million benefit resulting from the settlement of our 1997 through 2003 Competent Authority claim between the United States and Canada. For 2008, total discrete tax items in income tax expense were insignificant.

Income tax expense in 2007 included a net tax benefit totaling $6 million, which consisted of a tax benefit of $11 million related to prior periods offset by a $5 million charge primarily related to recently enacted tax law changes. The 2007 out-of-period adjustment related to our correction of the inflation adjustment on equity of our subsidiary in Colombia as a permanent tax benefit rather than as a temporary tax benefit dating back as far as 1992, with no individual year being significantly affected.

Temporary differences and carryforwards giving rise to deferred tax assets and liabilities at December 31 follow:

(In millions)	2009	2008
Postretirement benefits and pensions	$ 1,088	$ 1,102
Tax loss carryforwards and credits	1,106	615
Capitalized expenditures	455	650
Accrued expenses deductible as paid	440	417
Alternative minimum tax credit carryforwards[1]	120	111
Vacation and sick pay	40	41
Rationalizations and other provisions	50	23
Other	79	134
	3,378	3,093
Valuation allowance	(3,036)	(2,801)
Total deferred tax assets	342	292
Tax on undistributed subsidiary earnings	(16)	(14)
Total deferred tax liabilities:		
— property basis differences	(352)	(328)
Total net deferred tax liabilities	$ (26)	$ (50)

[1] Primarily unlimited carryforward period.

At December 31, 2009, we had $350 million of tax assets for net operating loss, capital loss and tax credit carryforwards related to certain international subsidiaries that are primarily from countries with unlimited carryforward periods. A valuation allowance totaling $552 million has been recorded against these and other deferred tax assets where recovery of the asset or carryforward is uncertain. In addition, we had $684 million of Federal and $108 million of state tax assets for net operating loss and tax credit carryforwards. The state carryforwards are subject to expiration from 2010 to 2030. The Federal carryforwards consist of $398 million of Federal tax net operating losses that expire in 2028 and 2029, $261 million of foreign tax credits which are subject to expiration in 2016 and 2018, and $25 million of tax assets related to research and development credits that are subject to expiration from 2019 to 2029. The amount of tax credit and loss carryforwards reflected in the table above has been reduced by $36 million related to unrealized stock option deductions. A full valuation allowance has also been recorded against these deferred tax assets as recovery is uncertain.

The adoption of the accounting standard for uncertain tax positions resulted in a one-time increase to the opening balance of retained earnings and a decrease in goodwill as of January 1, 2007 of $32 million and $5 million, respectively, for tax benefits not previously recognized under historical practice. At December 31, 2009, we had unrecognized tax benefits of $112 million that if recognized, would have a favorable impact on our tax expense of $108 million. We had accrued interest of $17 million as of December 31, 2009. If not favorably settled, $49 million of the unrecognized tax benefits and $17 million of the accrued interest would require the use of our cash.

During 2009 our Competent Authority resolution between the United States and Canada was concluded, resulting in a $38 million reduction of our unrecognized tax benefits. It is reasonably possible that the total amount of unrecognized tax benefits will change during the next 12 months. However, we do not expect those changes to have a significant impact on our financial position or results of operations.

Reconciliation of Unrecognized Tax Benefits *(In millions)*	2009	2008	2007
Balance at January 1	$143	$174	$161
Increases related to prior year tax positions	15	12	36
Decreases related to prior year tax positions	(14)	(7)	(18)
Increases related to current year tax positions	4	4	6
Settlements	(47)	(15)	(24)
Lapse of statute of limitations	(2)	(2)	(2)
Foreign currency impact	13	(23)	15
Balance at December 31	$112	$143	$174

Generally, years beginning after 2004 are still open to examination by foreign taxing authorities, including Germany, where we are open to examinations from 2003 onward. In the United States, we are open to examination from 2009 onward.

We have undistributed earnings of international subsidiaries of approximately $2.8 billion including a significant portion of which has already been subject to Federal income taxation. No provision for Federal income tax or foreign withholding tax on any of these undistributed earnings is required because either such earnings were already subject to Federal income taxation or the amount has been or will be reinvested in property, plant and equipment and working capital. Quantification of the deferred tax liability, if any, associated with these undistributed earnings is not practicable.

Net cash payments for income taxes were $97 million, $278 million and $274 million in 2009, 2008 and 2007, respectively.

Note 16. Interest Expense

Interest expense includes interest and amortization of debt discounts, less amounts capitalized as follows:

(In millions)	2009	2008	2007
Interest expense before capitalization	$325	$343	$478
Capitalized interest	(14)	(23)	(10)
	$311	$320	$468

Cash payments for interest, net of amounts capitalized were $290 million, $362 million and $482 million in 2009, 2008 and 2007, respectively.

Note 17. Business Segments

Segment information reflects our strategic business units (SBUs), which are organized to meet customer requirements and global competition. In 2008, we formed a new strategic business unit, Europe, Middle East and Africa Tire by combining our former European Union Tire and Eastern Europe, Middle East and Africa Tire business units. Prior year amounts have been restated to conform to this change.

We operate our business through four operating segments representing our regional tire businesses: North American Tire; Europe, Middle East and Africa Tire; Latin American Tire; and Asia Pacific Tire. Segment information is reported on the basis used for reporting to our Chairman of the Board, Chief Executive Officer and President. Each of the four regional business segments is involved in the development, manufacture, distribution and sale of tires. Certain of the business segments also provide related products and services, which include retreads, automotive repair services and merchandise purchased for resale.

North American Tire provides OE and replacement tires for autos, motorcycles, trucks, and aviation, construction and mining applications in the United States, Canada and export markets. North American Tire also provides related products and services including tread rubber, tubes, retreaded tires, automotive repair services and merchandise purchased for resale, as well as sells chemical products and natural rubber to unaffiliated customers.

Europe, Middle East and Africa Tire provides OE and replacement tires for autos, motorcycles, trucks, and farm, construction and mining applications and export markets. EMEA also provides related products and services including tread rubber, retread truck and aviation tires, automotive repair services and merchandise purchased for resale.

Latin American Tire provides OE and replacement tires for autos, trucks, and farm, aviation and construction applications in Central and South America, Mexico and export markets. Latin American Tire also provides related products and services including tread rubber, retreaded tires and merchandise purchased for resale.

Asia Pacific Tire provides OE and replacement tires for autos, trucks, and farm, aviation, construction and mining applications in Asia, the Pacific and export markets. Asia Pacific Tire also provides related products and services including tread rubber, retread aviation tires, automotive repair services and merchandise purchased for resale.

The following table presents segment sales and operating income, and the reconciliation of segment operating income to (Loss) Income from Continuing Operations before Income Taxes:

(In millions)	2009	2008	2007
Sales			
North American Tire	$ 6,977	$ 8,255	$ 8,862
Europe, Middle East and Africa Tire	5,801	7,316	7,217
Latin American Tire	1,814	2,088	1,872
Asia Pacific Tire	1,709	1,829	1,693
Net Sales	$16,301	$19,488	$19,644
Segment Operating Income (Loss)			
North American Tire	$ (305)	$ (156)	$ 139
Europe, Middle East and Africa Tire	166	425	582
Latin American Tire	301	367	359
Asia Pacific Tire	210	168	150
Total Segment Operating Income	372	804	1,230
Rationalizations	(227)	(184)	(49)
Interest expense	(311)	(320)	(468)
Other expense	(40)	(59)	(9)
Asset write-offs and accelerated depreciation	(43)	(28)	(37)
Corporate incentive compensation plans	(41)	4	(77)
Intercompany profit elimination	(13)	23	(11)
Curtailments/Settlements	—	(9)	(64)
Retained expenses of discontinued operations	—	—	(17)
Other	(54)	(45)	(53)
(Loss) Income from Continuing Operations before Income Taxes	$ (357)	$ 186	$ 445

The following table presents segment assets at December 31:

(In millions)	2009	2008
Assets		
North American Tire	$ 4,836	$ 5,514
Europe, Middle East and Africa Tire	5,144	5,707
Latin American Tire	1,672	1,278
Asia Pacific Tire	1,548	1,408
Total Segment Assets	13,200	13,907
Corporate	1,210	1,319
	$14,410	$15,226

Results of operations are measured based on net sales to unaffiliated customers and segment operating income. Segment operating income includes transfers to other SBUs. Segment operating income is computed as follows: Net sales less CGS (excluding asset write-offs and accelerated depreciation charges) and SAG expenses (including certain allocated corporate administrative expenses). Segment operating income also includes certain royalties and equity in earnings of most affiliates. Segment operating income does not include net rationalization charges (credits), asset sales and certain other items. Segment assets include those assets under the management of the SBU.

The following table presents geographic information. Net sales by country were determined based on the location of the selling subsidiary. Long-lived assets consisted of property, plant and equipment. Besides Germany, management did not consider the net sales or long-lived assets of any other individual countries outside the United States to be significant to the consolidated financial statements.

(In millions)	2009	2008	2007
Net Sales			
United States	$ 5,953	$ 6,662	$ 7,407
Germany	1,927	2,343	2,359
Other international	8,421	10,483	9,878
	$16,301	$19,488	$19,644
Long-Lived Assets			
United States	$ 2,305	$ 2,392	$ 2,194
Germany	771	726	668
Other international	2,767	2,516	2,736
	$ 5,843	$ 5,634	$ 5,598

At December 31, 2009, significant concentrations of cash and cash equivalents held by our international subsidiaries included the following amounts:

- $352 million or 18% in Europe, Middle East and Africa, primarily Western Europe, ($427 million or 23% at December 31, 2008),
- $217 million or 11% in Asia, primarily Singapore, Australia and India, ($311 million or 16% at December 31, 2008), and
- $533 million or 28% in Latin America, including $370 million in Venezuela, ($298 million or 16%, at December 31, 2008).

Rationalizations, as described in Note 2, Costs Associated with Rationalization Programs, net (gains) losses on asset sales, as described in Note 3, Other Expense, and Asset write-offs and accelerated depreciation were not charged (credited) to the SBUs for performance evaluation purposes but were attributable to the SBUs as follows:

(In millions)	2009	2008	2007
Rationalizations			
North American Tire	$112	$ 54	$11
Europe, Middle East and Africa Tire	82	41	33
Latin American Tire	20	4	2
Asia Pacific Tire	10	83	1
Total Segment Rationalizations	224	182	47
Corporate	3	2	2
	$227	$184	$49

(In millions)			
Net (Gains) Losses on Asset Sales			
North American Tire	$ (4)	$(18)	$ 17
Europe, Middle East and Africa Tire	(1)	(20)	(20)
Latin American Tire	(2)	(5)	(1)
Asia Pacific Tire	(5)	(10)	(8)
Total Segment Net (Gains) Losses on Asset Sales	(12)	(53)	(12)
Corporate	42	—	(3)
	$ 30	$(53)	$(15)

(In millions)			
Asset Write-offs and Accelerated Depreciation			
North American Tire	$ 16	$ 3	$35
Europe, Middle East and Africa Tire	1	1	2
Latin American Tire	—	—	—
Asia Pacific Tire	26	24	—
Total Segment Asset Write-offs and Accelerated Depreciation	$ 43	$ 28	$37

The following table presents segment capital expenditures, depreciation and amortization:

(In millions)	2009	2008	2007
Capital Expenditures			
North American Tire	$306	$ 449	$281
Europe, Middle East and Africa Tire	212	315	241
Latin American Tire	76	150	115
Asia Pacific Tire	134	106	74
Total Segment Capital Expenditures	728	1,020	711
Corporate	18	29	28
	$746	$1,049	$739

(In millions)			
Depreciation and Amortization			
North American Tire	$284	$280	$273
Europe, Middle East and Africa Tire	210	213	184
Latin American Tire	49	49	42
Asia Pacific Tire	56	63	55
Total Segment Depreciation and Amortization	599	605	554
Corporate	37	55	60
	$636	$660	$614

Note 18. Discontinued Operations

On July 31, 2007, we completed the sale of substantially all of the business activities and operations of our Engineered Products business segment ("Engineered Products") to EPD Inc. ("EPD"), a company controlled by Carlyle Partners IV, L.P., an affiliate of the Carlyle Group, for $1,475 million. As a result, we recognized a gain of $508 million (net of taxes of $34 million). The announcement and resulting sale of EPD resulted in the recognition of curtailment and termination charges for both pensions and other postretirement benefit plans during the first quarter of 2007 of $72 million and a curtailment gain of $43 million for the salaried other postretirement benefit plan during the third quarter of 2007. As part of the transaction, we entered into certain licensing agreements that will permit EPD to use the "Goodyear" brand and certain other trademarks related to the Engineered Products' business for periods of up to 22 years. Accordingly, we have deferred recognition of a portion of the sale proceeds, and will recognize them in income over the term of the licensing agreements.

The following table presents the components of Discontinued Operations reported on the Consolidated Statement of Operations:

(In millions)	2007
Net Sales	$894
(Loss) income from operations before taxes	$ (38)
United States and foreign taxes	(7)
(Loss) Income from Operations	$ (45)
Gain on Disposal before taxes	$542
United States and foreign taxes	(34)
Gain on Disposal	$508
Discontinued Operations	$463

Note 19. Accumulated Other Comprehensive Loss

The components of Accumulated Other Comprehensive Loss follow:

(In millions)	2009	2008
Foreign currency translation adjustment	$ (509)	$ (709)
Unrecognized net actuarial losses and prior service costs	(2,878)	(2,749)
Unrealized net investment gain	15	12
Total Accumulated Other Comprehensive Loss	$(3,372)	$(3,446)

Note 20. Commitments and Contingent Liabilities

At December 31, 2009, we had binding commitments for raw materials and investments in land, buildings and equipment of $1,382 million and off-balance sheet financial guarantees written and other commitments totaling $40 million. In addition, we have other contractual commitments, the amounts of which cannot be estimated, pursuant to certain long term agreements under which we shall purchase minimum amounts of various raw materials and finished goods at agreed upon base prices that are subject to periodic adjustments for changes in raw material costs and market price adjustments, or in quantities that are subject to periodic adjustments for changes in our production levels.

Environmental Matters

We had recorded liabilities totaling $43 million and $40 million at December 31, 2009 and 2008, respectively, for anticipated costs related to various environmental matters, primarily the remediation of numerous waste disposal sites and certain properties sold by us. Of these amounts, $9 million and $8 million were included in Other current liabilities at December 31, 2009 and 2008, respectively. The costs include:

- site studies,
- the design and implementation of remediation plans,
- post-remediation monitoring and related activities, and
- legal and consulting fees.

These costs will be paid over several years. The amount of our ultimate liability in respect of these matters may be affected by several uncertainties, primarily the ultimate cost of required remediation and the extent to which other responsible parties contribute. We have limited potential insurance coverage for future environmental claims.

Workers' Compensation

We had recorded liabilities, on a discounted basis, totaling $301 million and $288 million for anticipated costs related to workers' compensation at December 31, 2009 and December 31, 2008, respectively. Of these amounts, $75 million was included in Current Liabilities as part of Compensation and benefits at both December 31, 2009 and December 31, 2008. The costs include an estimate of expected settlements on pending claims, defense costs and a provision for claims incurred but not reported. These estimates are based on our assessment of potential liability using an analysis of available information with respect to pending claims, historical experience, and current cost trends. The amount of our ultimate liability in respect of these matters may differ from these estimates. We periodically, and at least annually, update our loss development factors based on actuarial analyses. At December 31, 2009 and 2008, the liability was discounted using a risk-free rate of return.

General and Product Liability and Other Litigation

We had recorded liabilities totaling $300 million at December 31, 2009 and $291 million at December 31, 2008 for potential product liability and other tort claims, including related legal fees expected to be incurred. Of these amounts, $73 million and $86 million were included in Other current liabilities at December 31, 2009 and 2008, respectively. The amounts recorded were estimated based on an assessment of potential liability using an analysis of available information with respect to pending claims, historical experience and, where available, recent and current trends. The amount of our ultimate liability in respect of these matters may differ from these estimates.

Asbestos. We are a defendant in numerous lawsuits alleging various asbestos-related personal injuries purported to result from alleged exposure to certain asbestos products manufactured by us or present in certain of our facilities. Typically, these lawsuits have been brought against multiple defendants in state and Federal courts. To date, we have disposed of approximately 82,500 claims by defending and obtaining the dismissal thereof or by entering into a settlement. The sum of our accrued asbestos-related liability and gross payments to date, including legal costs, totaled approximately $349 million through December 31, 2009 and $325 million through December 31, 2008.

A summary of approximate asbestos claims activity in recent years follows. Because claims are often filed and disposed of by dismissal or settlement in large numbers, the amount and timing of settlements and the number of open claims during a particular period can fluctuate significantly. The passage of tort reform laws and creation of deferred dockets for non-malignancy claims in several states has contributed to a decline in the number of claims filed in recent years. In 2008, a decision by the Ohio Supreme Court to retroactively apply an Ohio state law resulted in the dismissal of approximately 20,000 cases.

(Dollars in millions)	2009	2008	2007
Pending claims, beginning of year	99,000	117,400	124,000
New claims filed during the year	1,600	4,600	2,400
Claims settled/dismissed during the year	(10,400)	(23,000)	(9,000)
Pending claims, end of year	90,200	99,000	117,400
Payments(1)	$ 20	$ 23	$ 30

(1) Represents amount spent by us and our insurers on asbestos litigation defense and claim resolution.

We engaged an independent asbestos valuation firm, Bates White, LLC ("Bates"), to review our existing reserves for pending claims, provide a reasonable estimate of the liability associated with unasserted asbestos claims, and estimate our receivables from probable insurance recoveries.

We had recorded gross liabilities for both asserted and unasserted claims, inclusive of defense costs, totaling $136 million and $132 million at December 31, 2009 and 2008, respectively. The recorded liability represents our estimated liability over the next ten years, which represents the period over which the liability can be reasonably estimated. Due to the difficulties in making these estimates, analysis based on new data and/or a change in circumstances arising in the future could result in an increase in the recorded obligation in an amount that cannot be reasonably estimated, and that increase could be significant. The portion of the liability associated with unasserted asbestos claims and related defense costs was $70 million at December 31, 2009 and $71 million at December 31, 2008. At December 31, 2009, our liability with respect to asserted claims and related defense costs was $66 million, compared to $61 million at December 31, 2008. At December 31, 2009, we estimate that it is reasonably possible that our gross liabilities, net of our estimate for probable insurance recoveries, could exceed our recorded amounts by $15 million.

We maintain primary insurance coverage under coverage-in-place agreements, and also have excess liability insurance with respect to asbestos liabilities. We have instituted coverage actions against certain of these excess carriers. After consultation with our outside legal counsel and giving consideration to relevant factors or agreements in principle, including the ongoing legal proceedings with certain of our excess coverage insurance carriers, their financial viability, their legal obligations and other pertinent facts, we determine an amount we expect is probable of recovery from such carriers. We record a receivable with respect to such policies when we determine that recovery is probable and we can reasonably estimate the amount of a particular recovery.

Based upon a model employed by Bates, as of December 31, 2009, we had recorded a receivable related to asbestos claims of $69 million, compared to $65 million at December 31, 2008. We expect that approximately 50% of asbestos claim related losses would be recoverable through insurance through the period covered by the estimated liability. Of these amounts, $11 million and $10 million were included in Current Assets as part of Accounts receivable at December 31, 2009 and 2008, respectively. The recorded receivable consists of an amount we expect to collect under coverage-in-place agreements with certain primary carriers as well as an amount we believe is probable of recovery from certain of our excess coverage insurance carriers.

We believe that, at December 31, 2009, we had approximately $180 million in aggregate limits of excess level policies potentially applicable to indemnity payments for asbestos products claims, in addition to limits of available primary insurance policies. Some of these excess policies provide for payment of defense costs in addition to indemnity limits. A portion of the availability of the excess level policies is included in the $69 million insurance receivable recorded at December 31, 2009. We also had approximately $15 million in aggregate limits for products claims, as well as coverage for premise claims on a per occurrence basis, and defense costs available with our primary insurance carriers through coverage-in-place agreements at December 31, 2009.

We believe that our reserve for asbestos claims, and the receivable for recoveries from insurance carriers recorded in respect of these claims, reflects reasonable and probable estimates of these amounts, subject to the exclusion of claims for which it is not feasible to make reasonable estimates. The estimate of the assets and liabilities related to pending and expected future asbestos claims and insurance recoveries is subject to numerous uncertainties, including, but not limited to, changes in:

- the litigation environment,
- Federal and state law governing the compensation of asbestos claimants,
- recoverability of receivables due to potential insolvency of carriers,
- our approach to defending and resolving claims, and
- the level of payments made to claimants from other sources, including other defendants and 524(g) trusts.

As a result, with respect to both asserted and unasserted claims, it is reasonably possible that we may incur a material amount of cost in excess of the current reserve, however, such amount cannot be reasonably estimated. Coverage under insurance policies is subject to varying characteristics of asbestos claims including, but not limited to, the type of claim (premise vs. product exposure), alleged date of first exposure to our products or premises and disease alleged. Depending upon the nature of these characteristics, as well as the resolution of certain legal issues, some portion of the insurance may not be accessible by us.

Other Actions. We are currently a party to various claims and legal proceedings in addition to those noted above. If management believes that a loss arising from these matters is probable and can reasonably be estimated, we record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range, and no point within the range is more probable than another. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Based on currently available information, management believes that the ultimate outcome of these matters, individually and in the aggregate, will not have a material adverse effect on our financial position or overall trends in results of operations. However, litigation is subject to inherent uncertainties, and unfavorable rulings could occur. An unfavorable ruling could include monetary damages or an injunction prohibiting us from selling one or more products. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the financial position and results of operations of the period in which the ruling occurs, or in future periods.

Tax Matters

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes will be due. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We also recognize tax benefits to the extent that it is more likely than not that our positions will be sustained when challenged by the taxing authorities. We derecognize tax benefits when based on new information we determine that it is no longer more likely than not that our position will be sustained. To the extent we prevail in matters for which liabilities have been established, or determine we need to derecognize tax benefits recorded in prior periods, or that we are required to pay amounts in excess of our liabilities, our effective tax rate in a given period could be materially affected. An unfavorable tax settlement would require use of our cash, and result in an increase in our effective tax rate in the period of resolution. A favorable tax settlement would be recognized as a reduction in our effective tax rate in the period of resolution.

Guarantees

We will from time to time issue guarantees to financial institutions or other entities, on behalf of certain of our affiliates, lessors or customers. Normally there is no separate premium received by us as consideration for the issuance of guarantees. We also generally do not require collateral in connection with the issuance of these guarantees. If our performance under these guarantees is triggered by non-payment or another specified event, we would be obligated to make payment to the financial institution or the other entity, and would typically have recourse to the assets of the affiliate, lessor or customer. At December 31, 2009, we had guarantees outstanding under which the maximum potential amount of payments totaled approximately $40 million. The guarantees expire at various times through 2023. We are unable to estimate the extent to which our affiliates', lessors' or customers' assets would be adequate to recover any payments made by us under the related guarantees.

Indemnifications

At December 31, 2009, we were a party to various agreements under which we had assumed obligations to indemnify the counterparties from certain potential claims and losses. These agreements typically involve standard commercial activities undertaken by us in the normal course of business; the sale of assets by us; the formation of joint venture businesses to which we had contributed assets in exchange for ownership interests; and other financial transactions. Indemnifications provided by us pursuant to these agreements relate to various matters including, among other things, environmental, tax and shareholder matters; intellectual property rights; government regulations and employment-related matters; and dealer, supplier and other commercial matters.

Certain indemnifications expire from time to time, and certain other indemnifications are not subject to an expiration date. In addition, our potential liability under certain indemnifications is subject to maximum caps, while other indemnifications are not subject to caps. Although we have been subject to indemnification claims in the past, we cannot reasonably estimate the number, type and size of indemnification claims that may arise in the future. Due to these and other uncertainties associated with the indemnifications, our maximum exposure to loss under these agreements cannot be estimated.

We have determined that there are no guarantees other than liabilities for which amounts are already recorded or reserved in our consolidated financial statements under which it is probable that we have incurred a liability.

Warranty

We had recorded $18 million and $17 million for potential claims under warranties offered by us at December 31, 2009 and 2008, respectively, the majority of which is recorded in Other current liabilities at December 31, 2009 and 2008.

Note 21. Equity Offering

On May 22, 2007, we completed a public equity offering of 26,136,363 common shares, which included the exercise of the over-allotment option of 3,409,091 common shares, at a price of $33.00 per share, raising $862 million before offering costs. We paid $28 million in underwriting discounts and commissions and approximately $1 million in offering expenses.

Note 22. Subsequent Events

Effective January 1, 2010, Venezuela's economy is considered to be highly inflationary under U.S. generally accepted accounting principles since it has experienced a rate of general inflation in excess of 100% over the latest three year period, based upon the blended Consumer Price Index and National Consumer Price Index. Accordingly, all gains and losses resulting from the remeasurement of our financial statements are required to be recorded directly in the statement of operations. On January 8, 2010, the Venezuelan government announced the devaluation of the bolivar fuerte and the establishment of a two-tier exchange structure. As a result, we expect to record a charge in the first quarter of 2010 in connection with the remeasurement of our balance sheet to reflect the devaluation. If calculated at the new official exchange rate of 4.30 bolivares fuertes to each U.S. dollar, the charge is expected to be approximately $150 million, net of tax.

Note 23. Consolidating Financial Information

Certain of our subsidiaries have guaranteed Goodyear's obligations under the $260 million outstanding principal amount of 9% senior notes due 2015, the $325 million outstanding principal amount of 8.625% senior notes due 2011, and the $1.0 billion outstanding principal amount of 10.5% senior notes due 2016 (collectively, the "notes"). The following presents the condensed consolidating financial information separately for:

(i) The Parent Company, the issuer of the guaranteed obligations;

(ii) Guarantor subsidiaries, on a combined basis, as specified in the indentures related to Goodyear's obligations under the notes;

(iii) Non-guarantor subsidiaries, on a combined basis;

(iv) Consolidating entries and eliminations representing adjustments to (a) eliminate intercompany transactions between or among the Parent Company, the guarantor subsidiaries and the non-guarantor subsidiaries, (b) eliminate the investments in our subsidiaries, and (c) record consolidating entries; and

(v) The Goodyear Tire & Rubber Company and Subsidiaries on a consolidated basis.

Each guarantor subsidiary is 100% owned by the Parent Company at the date of each balance sheet presented. The notes are fully and unconditionally guaranteed on a joint and several basis by each guarantor subsidiary. Each entity in the consolidating financial information follows the same accounting policies as described in the consolidated financial statements, except for the use by the Parent Company and guarantor subsidiaries of the equity method of accounting to reflect ownership interests in subsidiaries which are eliminated upon consolidation. Intercompany cash advances and loans made primarily for the purpose of short-term operating needs are included in cash flows from operating activities. Intercompany transactions reported as investing or financing activities include the sale of the capital stock of various subsidiaries and other capital transactions between members of the consolidated group.

Certain non-guarantor subsidiaries of the Parent Company are restricted from remitting funds to it by means of dividends, advances or loans due to required foreign government and/or currency exchange board approvals or restrictions in credit agreements or other debt instruments of those subsidiaries.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

Consolidating Balance Sheet
December 31, 2009

(In millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Assets					
Current Assets:					
Cash and Cash Equivalents	$ 802	$ 17	$ 1,103	$ —	$ 1,922
Accounts Receivable	791	215	1,534	—	2,540
Accounts Receivable From Affiliates	—	779	—	(779)	—
Inventories	978	203	1,312	(50)	2,443
Prepaid Expenses and Other Current Assets	86	7	219	8	320
Total Current Assets	2,657	1,221	4,168	(821)	7,225
Goodwill	—	25	490	191	706
Intangible Assets	110	1	54	(1)	164
Deferred Income Taxes	—	2	42	(1)	43
Other Assets	215	44	170	—	429
Investments in Subsidiaries	4,030	271	4,056	(8,357)	—
Property, Plant and Equipment	2,078	179	3,569	17	5,843
Total Assets	$ 9,090	$1,743	$12,549	$(8,972)	$14,410
Liabilities					
Current Liabilities:					
Accounts Payable-Trade	$ 637	$ 85	$ 1,556	$ —	$ 2,278
Accounts Payable to Affiliates	605	—	174	(779)	—
Compensation and Benefits	338	31	266	—	635
Other Current Liabilities	318	26	500	—	844
Notes Payable and Overdrafts	—	—	224	—	224
Long Term Debt and Capital Leases Due Within One Year	1	—	113	—	114
Total Current Liabilities	1,899	142	2,833	(779)	4,095
Long Term Debt and Capital Leases	3,547	—	635	—	4,182
Compensation and Benefits	2,276	241	1,009	—	3,526
Deferred and Other Noncurrent Income Taxes	29	4	198	4	235
Other Long Term Liabilities	604	40	149	—	793
Total Liabilities	8,355	427	4,824	(775)	12,831
Commitments and Contingent Liabilities	—	—	—	—	—
Minority Shareholders' Equity	—	—	368	225	593
Shareholders' Equity					
Goodyear Shareholders' Equity					
Preferred Stock	—	—	—	—	—
Common Stock	242	441	4,890	(5,331)	242
Capital Surplus	2,783	5	804	(809)	2,783
Retained Earnings	1,082	1,338	2,589	(3,927)	1,082
Accumulated Other Comprehensive Loss	(3,372)	(468)	(1,177)	1,645	(3,372)
Goodyear Shareholders' Equity	735	1,316	7,106	(8,422)	735
Minority Shareholders' Equity — Nonredeemable	—	—	251	—	251
Total Shareholders' Equity	735	1,316	7,357	(8,422)	986
Total Liabilities and Shareholders' Equity	$ 9,090	$1,743	$12,549	$(8,972)	$14,410

Consolidating Balance Sheet

December 31, 2008

(In millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Assets					
Current Assets:					
Cash and Cash Equivalents	$ 822	$ 40	$ 1,032	$ —	$ 1,894
Accounts Receivable	733	189	1,595	—	2,517
Accounts Receivable From Affiliates	—	836	—	(836)	—
Inventories	1,584	254	1,796	(42)	3,592
Prepaid Expenses and Other Current Assets	130	3	165	9	307
Total Current Assets	3,269	1,322	4,588	(869)	8,310
Goodwill	—	24	471	188	683
Intangible Assets	110	7	49	(6)	160
Deferred Income Taxes	—	15	54	(15)	54
Other Assets	203	45	137	—	385
Investments in Subsidiaries	4,216	330	3,881	(8,427)	—
Property, Plant and Equipment	2,167	178	3,279	10	5,634
Total Assets	$ 9,965	$1,921	$12,459	$(9,119)	$15,226
Liabilities					
Current Liabilities:					
Accounts Payable-Trade	$ 657	$ 71	$ 1,801	$ —	$ 2,529
Accounts Payable to Affiliates	714	—	122	(836)	—
Compensation and Benefits	363	29	233	—	625
Other Current Liabilities	310	27	443	(2)	778
Notes Payable and Overdrafts	—	—	265	—	265
Long Term Debt and Capital Leases Due Within One Year	501	—	81	—	582
Total Current Liabilities	2,545	127	2,945	(838)	4,779
Long Term Debt and Capital Leases	3,300	—	832	—	4,132
Compensation and Benefits	2,450	161	876	—	3,487
Deferred and Other Noncurrent Income Taxes	38	17	149	(11)	193
Other Long Term Liabilities	610	32	121	—	763
Total Liabilities	8,943	337	4,923	(849)	13,354
Commitments and Contingent Liabilities	—	—	—	—	—
Minority Shareholders' Equity	—	—	399	220	619
Shareholders' Equity					
Goodyear Shareholders' Equity					
Preferred Stock	—	—	—	—	—
Common Stock	241	440	4,875	(5,315)	241
Capital Surplus	2,764	5	777	(782)	2,764
Retained Earnings	1,463	1,431	2,503	(3,934)	1,463
Accumulated Other Comprehensive Loss	(3,446)	(292)	(1,249)	1,541	(3,446)
Goodyear Shareholders' Equity	1,022	1,584	6,906	(8,490)	1,022
Minority Shareholders' Equity — Nonredeemable	—	—	231	—	231
Total Shareholders' Equity	1,022	1,584	7,137	(8,490)	1,253
Total Liabilities and Shareholders' Equity	$ 9,965	$1,921	$12,459	$(9,119)	$15,226

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

Consolidating Statements of Operations

(In millions)	Twelve Months Ended December 31, 2009				
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Net Sales	$6,702	$1,747	$15,244	$(7,392)	$16,301
Cost of Goods Sold	6,216	1,601	13,368	(7,509)	13,676
Selling, Administrative and General Expense	904	162	1,342	(4)	2,404
Rationalizations	106	10	111	—	227
Interest Expense	253	23	181	(146)	311
Other (Income) and Expense	(252)	(3)	(84)	379	40
(Loss) Income before Income Taxes and Equity in Earnings of Subsidiaries	(525)	(46)	326	(112)	(357)
United States and Foreign Taxes	(99)	(10)	114	2	7
Equity in Earnings of Subsidiaries	51	(32)	—	(19)	—
Net (Loss) Income	(375)	(68)	212	(133)	(364)
Less: Minority Shareholders' Net Income	—	—	11	—	11
Goodyear Net (Loss) Income	$ (375)	$ (68)	$ 201	$ (133)	$ (375)

(In millions)	Twelve Months Ended December 31, 2008				
	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Net Sales	$7,833	$1,923	$19,550	$(9,818)	$19,488
Cost of Goods Sold	7,248	1,670	17,195	(9,974)	16,139
Selling, Administrative and General Expense	882	182	1,541	(5)	2,600
Rationalizations	43	9	132	—	184
Interest Expense	251	26	276	(233)	320
Other (Income) and Expense	(244)	9	(199)	493	59
(Loss) Income before Income Taxes and Equity in Earnings of Subsidiaries	(347)	27	605	(99)	186
United States and Foreign Taxes	10	13	186	—	209
Equity in Earnings of Subsidiaries	280	26	—	(306)	—
Net (Loss) Income	(77)	40	419	(405)	(23)
Less: Minority Shareholders' Net Income	—	—	54	—	54
Goodyear Net (Loss) Income	$ (77)	$ 40	$ 365	$ (405)	$ (77)

	Consolidating Statements of Operations Twelve Months Ended December 31, 2007				
(In millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Net Sales	$7,944	$1,988	$19,136	$(9,424)	$19,644
Cost of Goods Sold	7,096	1,731	16,658	(9,574)	15,911
Selling, Administrative and General Expense	1,053	187	1,546	(24)	2,762
Rationalizations	—	14	35	—	49
Interest Expense	435	39	285	(291)	468
Other (Income) and Expense	(230)	(26)	(197)	462	9
(Loss) Income from Continuing Operations before Income Taxes and Equity in Earnings of Subsidiaries	(410)	43	809	3	445
United States and Foreign Taxes	30	6	220	(1)	255
Equity in Earnings of Subsidiaries	560	36	—	(596)	—
(Loss) Income from Continuing Operations	120	73	589	(592)	190
Discontinued Operations	463	4	164	(168)	463
Net (Loss) Income	583	77	753	(760)	653
Less: Minority Shareholders' Net Income	—	—	70	—	70
Goodyear Net (Loss) Income	$ 583	$ 77	$ 683	$ (760)	$ 583

Condensed Consolidating Statement of Cash Flows

Twelve Months Ended December 31, 2009

(In millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Total Cash Flow From Operating Activities	$ 328	$ 1	$1,188	$(220)	$ 1,297
Cash Flows From Investing Activities:					
Capital expenditures	(270)	(8)	(462)	(6)	(746)
Asset dispositions	154	1	20	(132)	43
Asset acquisitions	—	—	(132)	132	—
Capital contributions	—	—	(62)	62	—
Return of investment in The Reserve Primary Fund	47	—	—	—	47
Other transactions	1	—	(8)	—	(7)
Total Cash Flows From Investing Activities	(68)	(7)	(644)	56	(663)
Cash Flows From Financing Activities:					
Short term debt and overdrafts incurred	—	—	85	—	85
Short term debt and overdrafts paid	(18)	—	(168)	—	(186)
Long term debt incurred	1,359	—	667	—	2,026
Long term debt paid	(1,601)	—	(943)	—	(2,544)
Common stock issued	2	—	—	—	2
Capital contributions	—	—	62	(62)	—
Intercompany dividends paid	—	(19)	(207)	226	—
Transactions with minority interests in subsidiaries	—	—	(15)	—	(15)
Debt related costs and other transactions	(22)	—	—	—	(22)
Total Cash Flows From Financing Activities	(280)	(19)	(519)	164	(654)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	—	2	46	—	48
Net Change in Cash and Cash Equivalents	(20)	(23)	71	—	28
Cash and Cash Equivalents at Beginning of the Year	822	40	1,032	—	1,894
Cash and Cash Equivalents at End of the Year	$ 802	$ 17	$1,103	$ —	$ 1,922

Condensed Consolidating Statement of Cash Flows
Twelve Months Ended December 31, 2008

(In millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Total Cash Flow From Operating Activities	$(1,770)	$ 126	$ 1,493	$(588)	$ (739)
Cash Flows From Investing Activities:					
Capital expenditures	(444)	(20)	(585)	—	(1,049)
Asset dispositions	193	1	48	(184)	58
Asset acquisitions	(1)	—	(183)	184	—
Capital contributions	(131)	—	(316)	447	—
Capital redemptions	603	—	—	(603)	—
Investment in The Reserve Primary Fund	(360)	—	—	—	(360)
Return of investment in The Reserve Primary Fund	284	—	—	—	284
Other transactions	(3)	—	12	—	9
Total Cash Flows From Investing Activities	141	(19)	(1,024)	(156)	(1,058)
Cash Flows From Financing Activities:					
Short term debt and overdrafts incurred	—	—	97	—	97
Short term debt and overdrafts paid	(20)	(4)	(7)	—	(31)
Long term debt incurred	700	—	1,080	—	1,780
Long term debt paid	(750)	—	(709)	—	(1,459)
Common stock issued	5	—	—	—	5
Capital contributions	—	131	316	(447)	—
Capital redemptions	—	(215)	(388)	603	—
Intercompany dividends paid	—	—	(588)	588	—
Transactions with minority interests in subsidiaries	—	—	(139)	—	(139)
Debt related costs and other transactions	—	—	11	—	11
Total Cash Flows From Financing Activities	(65)	(88)	(327)	744	264
Effect of Exchange Rate Changes on Cash and Cash Equivalents	—	(4)	(32)	—	(36)
Net Change in Cash and Cash Equivalents	(1,694)	15	110	—	(1,569)
Cash and Cash Equivalents at Beginning of the Year	2,516	25	922	—	3,463
Cash and Cash Equivalents at End of the Year	$ 822	$ 40	$ 1,032	$ —	$ 1,894

Condensed Consolidating Statement of Cash Flows
Twelve Months Ended December 31, 2007

(In millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Entries and Eliminations	Consolidated
Cash Flows From Operating Activities:					
Total operating cash flows from continuing operations	$ (363)	$(264)	$ 1,761	$(1,042)	$ 92
Operating cash flows from discontinued operations	(4)	(8)	12	13	13
Total Cash Flow From Operating Activities	(367)	(272)	1,773	(1,029)	105
Cash Flows From Investing Activities:					
Capital expenditures	(289)	(16)	(430)	(4)	(739)
Asset dispositions	107	9	81	(90)	107
Asset acquisitions	—	—	(90)	90	—
Capital contributions	(476)	—	(151)	627	—
Capital redemptions	701	48	27	(776)	—
Other transactions	24	—	2	—	26
Total investing cash flows from continuing operations	67	41	(561)	(153)	(606)
Investing cash flows from discontinued operations	1,060	115	248	12	1,435
Total Cash Flows From Investing Activities	1,127	156	(313)	(141)	829
Cash Flows From Financing Activities:					
Short term debt and overdrafts incurred	—	—	21	—	21
Short term debt and overdrafts paid	(6)	(10)	(65)	—	(81)
Long term debt incurred	—	—	142	—	142
Long term debt paid	(1,790)	(1)	(536)	—	(2,327)
Common stock issued	937	—	—	—	937
Capital contributions	—	122	505	(627)	—
Capital redemptions	—	(11)	(753)	764	—
Intercompany dividends paid	—	—	(1,005)	1,005	—
Transactions with minority interests in subsidiaries	—	—	(100)	—	(100)
Debt related costs and other transactions	(11)	—	(7)	—	(18)
Total financing cash flows from continuing operations	(870)	100	(1,798)	1,142	(1,426)
Financing cash flows from discontinued operations	—	—	(37)	28	(9)
Total Cash Flows From Financing Activities	(870)	100	(1,835)	1,170	(1,435)
Net Change in Cash of Discontinued Operations	—	—	27	—	27
Effect of Exchange Rate Changes on Cash and Cash Equivalents	—	4	71	—	75
Net Change in Cash and Cash Equivalents	(110)	(12)	(277)	—	(399)
Cash and Cash Equivalents at Beginning of the Year	2,626	37	1,199	—	3,862
Cash and Cash Equivalents at End of the Year	$ 2,516	$ 25	$ 922	$ —	$ 3,463

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined under Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the Company's internal control over financial reporting as of December 31, 2009 using the framework specified in *Internal Control — Integrated Framework*, published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is presented in this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of The Goodyear Tire & Rubber Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of The Goodyear Tire & Rubber Company and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in the notes to the consolidated financial statements, the Company changed the manner in which it accounts for non-controlling interests as of January 1, 2009 (Note 1), convertible debt instruments as of January 1, 2009 (Note 1) and uncertain tax positions as of January 1, 2007 (Note 15).

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

Cleveland, Ohio
February 18, 2010

Supplementary Data
(Unaudited)

Quarterly Data and Market Price Information

(In millions, except per share amounts)	Quarter First	Quarter Second	Quarter Third	Quarter Fourth	Year
2009					
Net Sales	$ 3,536	$ 3,943	$ 4,385	$ 4,437	$16,301
Gross Profit	317	590	862	856	2,625
Net (Loss) Income	(348)	(253)	102	135	(364)
Less: Minority Shareholders' Net (Loss) Income	(15)	(32)	30	28	11
Goodyear Net (Loss) Income	$ (333)	$ (221)	$ 72	$ 107	$ (375)
Goodyear Net (Loss) Income Per Share:					
— Basic	$ (1.38)	$ (0.92)	$ 0.30	$ .44	$ (1.55)
— Diluted(a)	$ (1.38)	$ (0.92)	$ 0.30	$ .44	$ (1.55)
Weighted Average Shares Outstanding — Basic	241	241	242	242	241
— Diluted	241	241	245	245	241
Price Range of Common Stock:* High	$ 8.09	$ 14.26	$ 18.84	$ 18.23	$ 18.84
Low	3.17	6.00	9.98	11.87	3.17
Selected Balance Sheet Items at Quarter-End:					
Total Assets	$14,645	$15,079	$15,677	$14,410	
Total Debt and Capital Leases	5,526	5,849	5,910	4,520	
Goodyear Shareholders' Equity	601	564	782	735	
Total Shareholders' Equity	816	792	1,027	986	

(a) Due to the anti-dilutive impact of potentially dilutive securities in periods which we recorded a net loss, the quarterly earnings per share amounts do not add to the full year.

* New York Stock Exchange — Composite Transactions

The first quarter of 2009 included net after-tax rationalization charges of $47 million and after-tax asset write-offs and accelerated depreciation charges of $10 million, primarily related to manufacturing reductions at two facilities in North American Tire to meet lower production demand, the closure of a manufacturing facility in Australia, manufacturing headcount reductions at two facilities in Brazil, and the reduction of salaried selling, administrative and general positions in our corporate and North American Tire offices in Akron, Ohio and throughout EMEA. The quarter also included net after-tax benefits of $10 million primarily due to tax law changes.

The second quarter of 2009 included net after-tax rationalization charges of $104 million and after-tax asset write-offs and accelerated depreciation charges of $12 million, primarily related to manufacturing reductions at several facilities in North American Tire, including Union City, Tennessee, to meet lower production demand and the discontinuation of consumer tire production at one of our facilities in Amiens, France. The quarter also included a net after-tax loss of $40 million on asset sales, primarily related to certain properties in Akron, Ohio. The quarter also included net after-tax benefits of $19 million primarily due to the settlement of our 1997 through 2003 Competent Authority claim between the United States and Canada.

The third quarter of 2009 included net after-tax rationalization charges of $15 million and after-tax asset write-offs and accelerated depreciation charges of $14 million, primarily related to the closure of our manufacturing facility in the Philippines and reductions in various manufacturing and support operations. The quarter also included after-tax charges of $18 million on the liquidation of our subsidiary in Guatemala, $9 million to correct earnings attributable to minority shareholders in the first and second quarter of 2009 and $5 million related to our new USW labor contract. The quarter included $28 million of non-cash tax benefits related to losses from our U.S. operations and a net after-tax expense of $6 million from various other discrete tax items, and net after-tax gains of $6 million from asset sales.

The fourth quarter of 2009 included net after-tax rationalization charges of $17 million and after-tax asset write-offs and accelerated depreciation charges of $3 million, primarily related to plans to reduce manufacturing expenses in all of our strategic business units. The quarter also included non-cash tax benefits of $64 million related to losses from our U.S. operations and $21 million primarily related to the release of a valuation allowance at our subsidiary in Australia, an after-tax gain of $13 million from the recognition of insurance proceeds related to the settlement of a claim as a result of a fire at our manufacturing facility in Thailand, net after-tax gains of $2 million on asset sales, and an after-tax charge of $4 million related to a legal reserve for a closed facility.

	Quarter				
(In millions, except per share amounts)	First	Second	Third	Fourth	Year
2008					
Net Sales	$ 4,942	$ 5,239	$ 5,172	$ 4,135	$19,488
Gross Profit	981	1,043	856	469	3,349
Net (Loss) Income	173	93	52	(341)	(23)
Less: Minority Shareholders' Net (Loss) Income	26	18	21	(11)	54
Goodyear Net (Loss) Income	$ 147	$ 75	$ 31	$ (330)	$ (77)
Goodyear Net (Loss) Income Per Share:					
— Basic	$ 0.61	$ 0.31	$ 0.13	$ (1.37)	$ (0.32)
— Diluted(a)	$ 0.60	$ 0.31	$ 0.13	$ (1.37)	$ (0.32)
Weighted Average Shares Outstanding — Basic	240	241	241	241	241
— Diluted	244	243	243	241	241
Price Range of Common Stock:* High	$ 29.87	$ 30.10	$ 23.10	$ 15.26	$ 30.10
Low	22.27	17.53	14.16	3.93	3.93
Selected Balance Sheet Items at Quarter-End:					
Total Assets	$17,100	$17,494	$17,043	$15,226	
Total Debt and Capital Leases	4,076	4,069	5,391	4,979	
Goodyear Shareholders' Equity	3,217	3,353	3,214	1,022	
Total Shareholders' Equity	3,525	3,669	3,517	1,253	

(a) Due to the anti-dilutive impact of potentially dilutive securities in periods which we recorded a net loss, the quarterly earnings per share amounts do not add to the full year.

* New York Stock Exchange — Composite Transactions

The first quarter of 2008 included after-tax rationalization charges of $13 million primarily related to the elimination of tire production at our Tyler, Texas tire plant, a warehouse closure, and the exit of certain unprofitable retail stores in our EMEA business unit. The quarter also included after-tax charges of $33 million related to the redemption of long term debt and $10 million for debt issuance costs written-off in connection with our refinancing activities. After-tax gains in the quarter included $33 million related to asset sales and an $8 million after-tax gain on an excise tax settlement.

The second quarter of 2008 included after-tax rationalization charges of $83 million and after-tax accelerated depreciation charges of $4 million, primarily related to the closure of the Somerton, Australia tire manufacturing facility. The quarter also included an after-tax gain of $2 million related to asset sales.

The third quarter of 2008 included after-tax rationalization charges of $33 million and after-tax accelerated depreciation charges of $13 million, primarily related to the closure of the Somerton, Australia tire manufacturing facility and the Tyler, Texas mix center, and our plan to exit 92 of our underperforming stores in the U.S. The quarter also included an after-tax gain of $2 million related to asset sales, after-tax charges of $7 million related to Hurricanes Ike and Gustav, a VEBA-related charge of $11 million, discrete net tax charges of $6 million related primarily to German operations, and after-tax charges of $5 million related to the exit of our Moroccan business.

The fourth quarter of 2008 included after-tax rationalization charges of $38 million and after-tax accelerated depreciation charges of $11 million, primarily related to the closure of the Somerton, Australia tire manufacturing facility and plans to reduce manufacturing, selling, administrative and general expenses through headcount reduction programs in all of our strategic business units. The quarter also included after-tax gains of $13 million related to asset sales and $7 million related to settlements with certain suppliers, and after-tax losses of $16 million related to the liquidation of our subsidiary in Jamaica and $5 million for a valuation allowance charge on our investment in The Reserve Primary Fund. The quarter also included $9 million of various discrete net tax benefits.

SELECTED FINANCIAL DATA.

(In millions, except per share amounts)	Year Ended December 31,(1) 2009(2)	2008(3)	2007(4)	2006(5)	2005(6)
Net Sales	$16,301	$19,488	$19,644	$18,751	$18,098
Income (Loss) from Continuing Operations	$ (364)	$ (23)	$ 190	$ (280)	$ 202
Discontinued Operations	—	—	463	43	115
Income (Loss) before Cumulative Effect of Accounting Change	(364)	(23)	653	(237)	317
Cumulative Effect of Accounting Change	—	—	—	—	(11)
Net Income (Loss)	(364)	(23)	653	(237)	306
Less: Minority Shareholders' Net Income	11	54	70	111	95
Goodyear Net Income (Loss)	$ (375)	$ (77)	$ 583	$ (348)	$ 211
Goodyear Income (Loss) Per Share — Basic:					
Income (Loss) from Continuing Operations	$ (1.55)	$ (0.32)	$ 0.60	$ (2.21)	$ 0.61
Discontinued Operations	—	—	2.30	0.25	0.65
Income (Loss) before Cumulative Effect of Accounting Change	(1.55)	(0.32)	2.90	(1.96)	1.26
Cumulative Effect of Accounting Change	—	—	—	—	(0.06)
Goodyear Net Income (Loss) Per Share — Basic	$ (1.55)	$ (0.32)	$ 2.90	$ (1.96)	$ 1.20
Goodyear Income (Loss) Per Share — Diluted:					
Income (Loss) from Continuing Operations	$ (1.55)	$ (0.32)	$ 0.59	$ (2.21)	$ 0.60
Discontinued Operations	—	—	2.25	0.25	0.64
Income (Loss) before Cumulative Effect of Accounting Change	(1.55)	(0.32)	2.84	(1.96)	1.24
Cumulative Effect of Accounting Change	—	—	—	—	(0.06)
Goodyear Net Income (Loss) Per Share — Diluted	$ (1.55)	$ (0.32)	$ 2.84	$ (1.96)	$ 1.18
Total Assets	$14,410	$15,226	$17,191	$17,022	$15,593
Long Term Debt and Capital Leases Due Within One Year	114	582	171	405	448
Long Term Debt and Capital Leases	4,182	4,132	4,329	6,538	4,701
Goodyear Shareholders' Equity (Deficit)	735	1,022	2,850	(741)	108
Total Shareholders' Equity (Deficit)	986	1,253	3,150	(487)	348
Dividends Per Share	—	—	—	—	—

(1) Refer to "Basis of Presentation" and "Principles of Consolidation" in the Note to the Consolidated Financial Statements No. 1, Accounting Policies.

(2) Goodyear net loss in 2009 included net after-tax charges of $277 million, or $1.16 per share — diluted, due to rationalization charges, including accelerated depreciation and asset write-offs, asset sales, the liquidation of our subsidiary in Guatemala, a legal reserve for a closed facility and our USW labor contract. Goodyear net loss in 2009 also included after-tax benefits of $156 million, or $0.65 per share — diluted, due to $100 million of non-cash tax benefits related to losses from our U.S. operations; $42 million of benefits primarily resulting from certain income tax items including the release of the valuation allowance on our Australian operations and the settlement of our 1997 through 2003 Competent Authority claim between the United States and Canada; and the recognition of insurance proceeds related to the settlement of a claim as a result of a fire at our manufacturing facility in Thailand.

(3) Goodyear net loss in 2008 included net after-tax charges of $311 million, or $1.29 per share — diluted, due to rationalization charges, including accelerated depreciation and asset write-offs; costs related to the redemption of long-term debt; write-offs of deferred debt issuance costs associated with refinancing and redemption activities; general and product liability — discontinued products; VEBA-related charges; charges related to Hurricanes Ike and Gustav; losses from the liquidation of our subsidiary in Jamaica; charges related to the exit of our Moroccan business; and the valuation allowance on our investment in The Reserve Primary Fund. Goodyear net loss in 2008 also included after-tax benefits of $68 million, or $0.28 per share — diluted, from asset sales, settlements with suppliers and the benefit of certain tax adjustments.

(4) Goodyear net income in 2007 included a net after-tax gain of $508 million, or $2.48 per share — diluted, related to the sale of our Engineered Products business. Goodyear net income in 2007 also included net after-tax charges of $332 million, or $1.62 per share — diluted, due to curtailment and settlement charges related to our pension plans; asset sales, including the assets of North American Tire's tire and wheel assembly operation; costs related to the redemption and conversion of long term debt; write-offs of deferred debt issuance costs associated with refinancing, redemption and conversion activities; rationalization charges, including accelerated depreciation and asset write-offs; and the impact of the USW strike. Of these amounts, discontinued operations in 2007 included net after-tax charges of $90 million, or $0.44 per share — diluted, due to curtailment and settlement charges related to pension plans, rationalization charges, and costs associated with the USW strike.

(5) Goodyear net loss in 2006 included net after-tax charges of $804 million, or $4.54 per share — diluted, due to the impact of the USW strike, rationalization charges, accelerated depreciation and asset write-offs, and general and product liability — discontinued products. Goodyear net loss in 2006 included net after-tax benefits of $283 million, or $1.60 per share — diluted, from certain tax adjustments, settlements with raw material suppliers, asset sales and increased estimated useful lives of our tire mold equipment. Of these amounts, discontinued operations in 2006 included net after-tax charges of $56 million, or $0.32 per share — diluted due to the impact of the USW strike, rationalization charges, accelerated depreciation and asset write-offs, and net after-tax benefits of $16 million, or $0.09 per share — diluted, from settlements with raw material suppliers.

(6) Goodyear net income in 2005 included net after-tax charges of $68 million, or $0.38 per share — diluted, due to reductions in production resulting from the impact of hurricanes, fire loss recovery, favorable settlements with certain chemical suppliers, rationalizations, receipt of insurance proceeds for an environmental insurance settlement, general and product liability — discontinued products, asset sales, write-off of debt fees, the cumulative effect of adopting FIN 47, and the impact of certain tax adjustments. Of these amounts, discontinued operations in 2005 included after-tax charges of $4 million, or $0.02 per share — diluted, for rationalizations.

GENERAL INFORMATION REGARDING OUR SEGMENTS

Our principal business is the development, manufacture, distribution and sale of tires and related products and services worldwide. We manufacture and market numerous lines of rubber tires for:

- automobiles
- trucks
- buses
- aviation
- motorcycles
- farm implements
- earthmoving and mining equipment
- industrial equipment, and
- various other applications.

In each case, our tires are offered for sale to vehicle manufacturers for mounting as original equipment ("OE") and for replacement worldwide. We manufacture and sell tires under the Goodyear, Dunlop, Kelly, Fulda, Debica and Sava brands and various other Goodyear owned "house" brands, and the private-label brands of certain customers. In certain geographic areas we also:

- retread truck, aviation and off-the-road, or OTR, tires,
- manufacture and sell tread rubber and other tire retreading materials,
- provide automotive repair services and miscellaneous other products and services, and
- manufacture and sell flaps for truck tires and other types of tires.

Our principal products are new tires for most applications. Approximately 83% of our sales in 2009 were for new tires, compared to 82% in 2008 and 84% in 2007. Sales of chemical products and natural rubber to unaffiliated customers were 4% in 2009, 6% in 2008 and 5% in 2007 of our consolidated sales (9%, 14% and 11% of North American Tire's total sales in 2009, 2008 and 2007, respectively). The percentages of each segment's sales attributable to new tires during the periods indicated were:

	Year Ended December 31,		
Sales of New Tires By	**2009**	**2008**	**2007**
North American Tire	77%	73%	78%
Europe, Middle East and Africa Tire	88	88	92
Latin American Tire	93	92	90
Asia Pacific Tire	83	82	81

Each segment exports tires to other segments. The financial results of each segment exclude sales of tires exported to other segments, but include operating income derived from such transactions.

PERFORMANCE GRAPH

The graph below compares the cumulative total shareholder returns of Goodyear Common Stock, the Standard & Poor's 500 Composite Stock Index (the "S&P 500") and the Dow Jones US Auto Parts Index (the "Dow Auto Parts") at each December 31 during the period beginning December 31, 2004 and ending December 31, 2009. The graph assumes the investment of $100 on December 31, 2004 in Goodyear Common Stock, in the S&P 500 and in the Dow Auto Parts. Total shareholder return was calculated on the basis that in each case all dividends were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among The Goodyear Tire & Rubber Company, The S&P 500 Index
And The Dow Jones US Auto Parts Index



DOLLARS
250
200
150
100
50
0
Goodyear
S&P 500
Dow Jones US Auto Parts
12/04
12/05
12/06
12/07
12/08
12/09

* $100 invested on 12/31/04 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

Directors and Officers

BOARD OF DIRECTORS

James C. Boland
Former Vice Chairman
Cavaliers Operating Company, LLC
Elected 2002 1, 5

James A. Firestone
Corporate Executive Vice President &
President, Corporate Operations
Xerox Corporation
Elected 2007 1, 4

Robert J. Keegan
Chairman of the Board,
Chief Executive Officer & President
The Goodyear Tire & Rubber Company
Elected 2000

Richard J. Kramer
Chief Operating Officer
The Goodyear Tire & Rubber Company
Elected 2010

W. Alan McCollough
Retired Chairman & Chief Executive Officer
Circuit City Stores, Inc.
Elected 2007 1, 5

Denise M. Morrison
Senior Vice President & President,
North America Soup, Sauces and Beverages
Campbell Soup Company
Elected 2005 2, 3

Rodney O'Neal
Chief Executive Officer & President
Delphi Automotive LLP
Elected 2004 2, 4

Shirley D. Peterson
Retired Partner
Law firm of Steptoe & Johnson LLP
Elected 2004 3, 5

Stephanie A. Streeter
Former Chairman,
President & Chief Executive Officer
Banta Corporation
Elected 2008 1, 5

G. Craig Sullivan
Retired Chairman & Chief Executive Officer
The Clorox Company
Elected 2006 2, 4

Thomas H. Weidemeyer
Retired Senior Vice President &
Chief Operating Officer
United Parcel Service,
and President, UPS Airlines
Elected 2004 2, 4

Michael R. Wessel
President
The Wessel Group Incorporated
Elected 2005 3

CORPORATE OFFICERS

Robert J. Keegan, 62*
Chairman of the Board,
Chief Executive Officer & President
Nine years of service, officer since 2000

Richard J. Kramer, 46*
Chief Operating Officer
10 years of service, officer since 2000

Darren R. Wells, 44
Executive Vice President &
Chief Financial Officer
Seven years of service, officer since 2002

Damon J. Audia, 39
Senior Vice President, Finance & Treasurer
Five years of service, officer since 2005

David L. Bialosky, 52
Senior Vice President,
General Counsel & Secretary
Five months of service, officer since 2009

John D. Fish, 52
Senior Vice President, Global Operations
Five months of service, officer since 2009

Jean-Claude Kihn, 50
Senior Vice President &
Chief Technical Officer
21 years of service, officer since 2008

Joseph B. Ruocco, 50
Senior Vice President, Human Resources
One year of service, officer since 2008

Charles L. Sinclair, 58
Senior Vice President,
Global Communications
25 years of service, officer since 2003

Bertram Bell, 58
Assistant Secretary &
Associate General Counsel
27 years of service, officer since 2000

Thomas A. Connell, 61
Vice President, Controller &
Chief Information Officer
Six years of service, officer since 2003

Isabel H. Jasinowski, 61
Vice President, Government Relations
28 years of service, officer since 2001

Anthony E. Miller, 59
Assistant Secretary &
Associate General Counsel
24 years of service, officer since 2000

Mark W. Purtilar, 49
Vice President &
Chief Procurement Officer
Two years of service, officer since 2007

Laura Thompson, 45
Vice President, Business Development
26 years of service, officer since 2008

BUSINESS UNIT OFFICERS

Curt J. Andersson, 48
President, North American Tire
Officer since 2010

Pierre E. Cohade, 48
President, Asia Pacific Region
Five years of service, officer since 2004

Arthur de Bok, 47
President, Europe, Middle East &
Africa Business
Eight years of service, officer since 2005

Eduardo A. Fortunato, 56
President, Latin America Region
35 years of service, officer since 2003

Stephen R. McClellan, 44
President, Consumer Tires,
North American Tire
22 years of service, officer since 2008

Richard J. Noechel, 41
Vice President, Finance,
North American Tire
Five years of service, officer since 2008

Michel Rzonzef, 46
President, Eastern Europe,
Middle East & Africa Countries
21 years of service, officer since 2008

1 *Audit Committee*
2 *Compensation Committee*
3 *Committee on Corporate Responsibility and Compliance*
4 *Finance Committee*
5 *Governance Committee*
* *Also a director*

2009

Facilities

NORTH AMERICA

United States

Akron, Ohio
World headquarters, North American Tire headquarters, innovation center, racing tires, chemicals, tire proving grounds, global purchasing, airship operations, research and development facilities
Asheboro, North Carolina *Steel tire cord*
Bayport, Texas *Chemicals*
Beaumont, Texas *Synthetic rubber*
Carson, California *Airship operations*
Danville, Virginia *Tires*
Fayetteville, North Carolina *Tires*
Gadsden, Alabama *Tires*
Houston, Texas *Synthetic rubber*
Huntsville, Alabama *Tire proving grounds*
Kingman, Arizona *Aero retread facility*
Lawton, Oklahoma *Tires*
Niagara Falls, New York *Chemicals*
Pompano Beach, Florida *Airship operations*
San Angelo, Texas *Tire proving grounds*
Social Circle, Georgia *Tread rubber*
Statesville, North Carolina *Tire molds*
Stockbridge, Georgia *Aero retread facility*
Tonawanda, New York *Tires*
Topeka, Kansas *Tires*
Union City, Tennessee *Tires*
West Amherst, New York *Goodyear Dunlop Tires North America headquarters*

Canada

Medicine Hat, Alberta *Tires*
Napanee, Ontario *Tires*
Valleyfield, Quebec *Mixing center*

EUROPE

Belgium

Brussels *Goodyear Dunlop Tires Europe headquarters; Europe, Middle East & Africa Tire headquarters*

France

Amiens *Tires*
Mireval *Tire proving grounds*
Montlucon *Tires*

Germany

Furstenwalde *Tires*
Fulda *Tires*
Hanau *Tires*
Philippsburg *Tires*
Riesa *Tires*
Wittlich *Tires, tire proving grounds*

Luxembourg

Colmar-Berg *Tires, innovation center, tire proving grounds, tire molds, steel tire cord*

Netherlands

Tilburg *Aero retread facility*

Poland

Debica *Tires*

Slovenia

Kranj *Tires*

United Kingdom

Birmingham *Tires*
Wolverhampton *Mixing center*

LATIN AMERICA

Brazil

Americana *Tires, tire proving grounds*
Santa Barbara *Retread materials*
Sao Paulo *Latin American Tire headquarters, tires, aero retread facility*

Chile

Santiago *Tires*

Colombia

Cali *Tires*

Peru

Lima *Tires*

Venezuela

Valencia *Tires*

MIDDLE EAST & AFRICA

South Africa

Uitenhage *Tires*

Turkey

Adapazari *Tires*
Izmit *Tires*

United Arab Emirates

Dubai *Regional tire sales and distribution*

ASIA

China

Dalian *Tires*
Shanghai *Asia Pacific Tire headquarters*

India

Aurangabad *Tires*
Ballabgarh *Tires*

Indonesia

Bogor *Tires*

Japan

Tatsuno *Tires*

Malaysia

Kuala Lumpur *Tires*

Singapore

Singapore *Natural rubber purchasing*

Taiwan

Taipei *Tires*

Thailand

Bangkok *Tires, Aero retread facility*

Shareholder Information

Corporate Offices
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
(330) 796-2121
www.goodyear.com

Goodyear Common Stock
The principal market for Goodyear common stock is the New York Stock Exchange (symbol GT).

On February 16, 2010, there were 21,188 shareholders of record of Goodyear common stock. The closing price of Goodyear common stock on the NYSE composite transactions tape on February 16, 2010, was $13.41. Under Goodyear's primary credit facilities, we are permitted to pay dividends on Goodyear common stock as long as no default will have occurred and be continuing, additional indebtedness can be incurred under the credit facilities following the payment, and certain financial tests are satisfied. Goodyear has not declared any cash dividends in the three most recent fiscal years.

Annual Meeting
9 a.m., Tuesday, April 13, 2010, at the Corporate Offices.

Shareholder Inquiries
Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
(800) 317-4445
www.computershare.com

Inquiries concerning the issuance or transfer of stock certificates or share account information should be directed to Computershare. Provide Social Security number, account number and Goodyear's ID, GTR.

Hearing-impaired shareholders can communicate directly with Computershare via a TDD by calling (800) 952-9245. Other shareholder inquiries should be directed to:
Investor Relations, Dept. 635
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
(330) 796-3751
E-mail: goodyear.investor.relations@goodyear.com

Form 10-K and Other Reports
Paper copies of Goodyear's Annual Report on Form 10-K are available upon request. Quarterly reports on Form 10-Q are also available on request. Copies of any of the above or Goodyear's Proxy Statement may be obtained without charge by writing:
Investor Relations, Dept. 635
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
or by calling our Financial Report Distribution Center at
(330) 796-3751

Goodyear has included as Exhibits 31.1, 31.2 and 32.1 to its Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission, certificates of Goodyear's Chief Executive Officer and Chief Financial Officer with respect to the Form 10-K. We have also filed with the New York Stock Exchange the most recent annual CEO certification as required by Section 303A.12(a) of the NYSE Listed Company Manual.

CD Recording
A CD recording of the 2009 Annual Report is available for visually impaired shareholders by contacting Goodyear Investor Relations at (330) 796-3751.

DirectSERVICE™ Investment Program
Computershare sponsors and administers a DirectSERVICE Investment Program for current shareholders and new investors in Goodyear common stock. A brochure explaining the program may be obtained by contacting:
The DirectSERVICE Investment Program –
For Goodyear Shareholders
Computershare
P.O. Box 43078
Providence, RI 02940-3078
(800) 317-4445

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
BP Tower
200 Public Square, 18th Floor
Cleveland, Ohio 44114-2301

Corporate Responsibility Report
A report pertaining to Goodyear's corporate responsibility initiatives may be obtained by contacting Goodyear Global Environmental Engineering at (330) 796-7377.

The Goodyear Tire & Rubber Company

Akron, Ohio 44316 - 0001

3/10

LAW DEPARTMENT

TEL: (330) 796-4141
FAX: (330) 796-8836
DAN_YOUNG@GOODYEAR.COM

March 9, 2010

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Commission File No. 1-1927

Ladies and Gentlemen:

Enclosed herewith, in accordance with Rule 14a-3(c), on behalf of The Goodyear Tire & Rubber Company, are seven copies of the Company's 2009 Annual Report to Shareholders, which are enclosed solely for the information of the Commission.

Please acknowledge receipt of this filing by date stamping and returning the Acknowledgment Copy of this letter in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Daniel T. Young

Daniel T. Young
Attorney

DTY/jll
Enclosure
cc: D. L. Bialosky


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